SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS – Capital Management Department
DFSI – Investor Relations Division invest@eletrobras.com.br
www.eletrobras.com

Marketletter – March 2009	Analysis of the Result

ELETROBRÁS’ PERFORMANCE DURING THE FIRST QUARTER 2009

Eletrobrás registered in the first quarter of 2009 a net income of R$ 101.3 million, equivalent to R$ 0.09 per share, 88% inferior to Ethe one verified in the same period of 2008, when a net income of R$ 841.5 million, was recorded equivalent to R$ 0.74 per share. The result of 2009 corresponds to a Return on Shareholders’ Equity of 0.12% in comparison to 0.98% the previous year.

The net income of the first quarter of 2009 was strongly impacted by the decrease of the Regulatory Asset on the trade energy of Itaipu, in the amount of R$ 909 million, deriving from the currency variation and the variation of the American index “Consumer Goods” and “Industrial Price” used as basis for the usage of this regulatory asset, as it is presented in US$ dollar.

The balance of the Regulatory Asset deriving from trade energy of Itaipu Binacional during the period between January and March 2009, represented by the item line Right of Reimbursement, presented in the Non-Current Asset is R$ 3,223.5 million, equivalent to US$ 1,392.3 million.

1. Eletrobrás System

1.1 ELECTRIC ENERGY TRANSACTIONS

	R$ thousand

	CONSOLIDATED

	03/31/2009	03/31/2008

Supply	1,352,849	2,175,754
Gross Supply	2,340,185	2,212,329
Transmission	1,187,980	1,015,569
Electric Energy traded at CCEE – short-term energy	519,421	358,200
Relending of Itaipu Energy	1,884,347	1,369,009
Regulatory Asset – Itaipu Energy Trading	(909,406)	267,392

	6,375,376	7,398,253

1.2 Consolidated Financial Statement

The Consolidated Financial Statement of the Eletrobrás System showed the following evolution

CONSOLIDATED	1st Quarter – R$ million
	2009	2008	Variation
Operating Income	6,087.5	7,237.7	(15.89%)
Operating Expenses	5,457.4	5,365.1	1.72%
Profit before the Financial Result	630.4	1,872.6	(63.33%)
Financial Result	(359.1)	(232.7)	(54.31%)
Net Income	101.3	841.6	(87.96%)
Net Income per share	R$ 0.09	R$ 0.74	(87.84%)
Market Value	29,159.8	29,911.4	(2.51%)
Operating Margin (%)	10.36%	25.87%	(15.51) pp
Net Margin (%)	1.66%	11.63%	(9.97) pp

Operating Margin = Operating Income / Operating Revenue
Net Margin = Net Income / Operating Revenue
pp = percentage point

1.3 Ebitda Evolution

The sum of the Ebitdas of our subsidiaries in the first quarter of 2009 totaled R$ 1,249 million, 29% inferior to the value recorded in the same period of 2008, which was R$ 1,761 million.

In relation to the generating and transmission companies, Furnas presented a growth of 47%, going from R$ 294 million to R$ 433 million. Chesf decreased from R$ 1,019 million to R$ 544 million, a reduction of 47%.

Eletronorte, which supplies the Brazilian Isolated System, showed a decrease of 28%, changing from R$ 428 million in the first quarter of 2008 to R$ 303 million in the first quarter of this year. Eletrosul showed, in the first quarter of 2009, an Ebitda of R$ 106 million, 43% higher than the amount of R$ 74 million registered in the first quarter of 2008. Eletronuclear registered a decrease of 17%, changing from R$ 171 million in the first quarter of 2008 to R$ 142 million in the first quarter of 2009, while CGTEE registered an increase of 65%, changing from R$ (61) million to (21) million.

In relation to the Distribution companies, a decrease of 60% in the total amount of EBITDAs, was verified changing from R$ (48) million in the first quarter of 2008 to R$ (77) million in the first semester this year.

The Ebitda verified for each company of the Eletrobrás System is stated immediately following the Financial Statement of each company.

2. Eletrobrás Shareholding Participations

The results obtained by the companies invested by Eletrobrás had a positive impact on the Company result in 2009 of R$ 250.8 million, deriving from the evaluation of the shareholding investments, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Investiments in controlled companies
Equity Method	142,076	397,135	-	-
Capital Income - ITAIPU	3,505	2,596	3,505	2,596

	145,581	399,731	3,505	2,596

Investiments in Affiliates
Equity Method	100,540	179,481	125,028	4,042
Interest on Own Capital	-	21,714	-	133,842

	100,540	201,195	125,028	137,884

Other investments
Dividends	85	301	85	301
Investment remuneration in partnerships	4,568	16,316	5,661	191,756

	4,653	16,617	5,746	192,057

	250,774	617,543	134,279	332,537

3 – Financial Result

The devaluation of the Real compared to the US$ dollar and the fact that Eletrobrás holds relevant part of its receivables (net of obligations) – R$ 26.4 million (US$ 11.4 million) – indexed to the foreign currency, mainly to the US$ dollar, produced a negative effect on the Company’s result in the first quarter of 2009 when it registered a net expense of R$ 199.2 million deriving from the currency variation. In the same period of the previous year a loss of R$159.6 was recorded.

Relating to the monetary variation deriving from the internal indices, it was verified a loss of R$ 11.8 million in the first quarter of 2009 against a gain of R$ 268.50 million in the same period of 2008, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Financial Revenues (Expenses)
Revenues from interest, commission and taxes	998,637	880,734	276,257	277,696
Debt Charges	(157,220)	(109,612)	(448,350)	(346,101)
Charges on Shareholders Remuneration	(446,017)	(332,116)	(469,132)	(358,660)
Revenue from Financial Applications	336,724	170,694	427,582	244,174
Other Revenues (expenses)	30,653	632	(41,564)	85,170

	701,561	610,332	(255,207)	(97,721)
Net monetary and currency variation
Net monetary variation	(11,838)	268,515	21,621	106,216
Net currency variation	(199,226)	(159,602)	(125,463)	(241,176)

	(211,064)	108,913	(103,842)	(134,960)

	490,497	719,245	(359,049)	(232,681)

The main indexes of the financing contracts and of the onlendings showed the following variations in the periods:

Dollar and IGPM Variation:

3.1 – Financing Receivable

By the end of 2008, the Company held 792 contracts of loans and financing granted, totaling R$ 41,852,244 thousand (December 31, 2008 – R$ 42,234,271 thousand), as per table below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ Dollar	8,548,765	47.29	19,792,101
IGP-M	4,298,060	23.78	9,950,868
Real	4,889,665	27.05	11,320,553
Yen	238,476	1.32	552,120
EURO	102,195	0.57	236,602

Total	18,077,160	100.00	41,852,244

	PARENT COMPANY

	03/31/2009				12/31/2008

	Current Charges		PRINCIPAL		Current Charge		PRINCIPAL

			Current	Non Current			Current	Non Current

	Average Rate	Value			Average Rate	Value

Controlled co’s and controlled as a whole
FURNAS	8.18%	11,052	228,548	883,768	10.00%	8,082	78,073	1,091,846
CHESF	11.32%	(3)	417,487	2,881,834	11.47%	31,575	440,873	2,988,359
ELETROSUL	7.83%	-	97,565	499,996	7.56%	1,168	77,274	513,719
ELETRONORTE	15.73%	27,185	181,520	7,090,028	13.57%	15,500	231,349	7,342,566
	12.45%	20,578	65,350	2,843,680	12.69%	2,176	64,870	2,835,655
ELETRONUCLEAR
CGTEE	4.72%	7,799	4,416	661,360	6.39%	816	-	574,138
CEAL	12.51%	249	32,981	321,256	12.57%	3,435	39,874	303,656
CERON	11.40%	-	41,037	415,162	11.43%	1,472	53,617	396,735
CEPISA	11.27%	-	67,656	378,844	12.03%	984	84,663	348,331
ELETROACRE	11.07%	(2)	7,263	32,519	11.02%	351	9,557	30,161
MANAUS	10.86%	8	131,509	1,171,038	10.49%	-	140,254	589,101
ITAIPU	7.08%	-	60,375	17,941,105	7.07%	-	60,944	18,355,581

		66,866	1,335,707	35,120,590		65,559	1,281,348	35,369,848

Others
CEMIG	6.15%	268	54,649	359,850	6.76%	2,457	63,022	403,565
COPEL	8.39%	15	4,209	66,090	10.21%	429	4,548	67,142
CEEE	8.95%	100	57,098	29,564	9.33%	172	66,693	30,085
DUKE	10.00%	2,267	171,843	405,364	10.00%	2,375	168,691	439,233
AES TIETÊ	10.00%	4,599	231,367	913,136	10.00%	4,819	224,659	982,694
AES	10.29%	277,458	113,968	-	10.01%	274,406	117,931	-
ELETROPAULO
TRACTBEL	12.00%	-	28,137	33,815	12.00%	707	29,611	41,114
CELPE	6.00%	434	15,670	74,039	6.00%	867	17,173	77,957
CEMAR	5.91%	-	20,066	320,908	5.09%	1,154	26,352	317,532
CESP	9.36%	820	28,395	226,201	9.36%	1,165	28,121	235,273
OUTRAS		93,223	326,191	1,604,284	-	100,658	331,872	1,572,714
( - ) PCLD		(66,406)	(68,542)	-	-	(58,221)	(59,454)	-

		312,778	983,051	4,033,251		330,988	1,019,219	4,167,309

T O T A L		379,644	2,318,758	39,153,841		396,547	2,300,567	39,537,157

	CONSOLIDATED

	03/31/2009				12/31/2008

	Current Charges		PRINCIPAL		Current Charge		PRINCIPAL

			Current	Non Current			Current	Non Current

	Average Rate	Value			Average Rate	Value

Controlled co’s and as a whole
FURNAS	-	-	-	-	-	-	-	-
CHESF	-	-	-	-	-	-	-	-
ELETROSUL	-	-	-	-	-	-	-	-
ELETRONORTE	-	-	-	-	-	-	-	-
ELETRONUCLEAR	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
CEAL	-	-	-	-	-	-	-	-
CERON	-	-	-	-	-	-	-	-
CEPISA	-	-	-	-	-	-	-	-
ELETROACRE	-	-	-	-	-	-	-	-
MANAUS	-	-	-	-	-	-	-	-
ITAIPU	-	-	30,188	8,970,553		-	30,472	9,177,791

		-	30,188	8,970,553		-	30,472	9,177,791

Others
CEMIG	6,15%	268	54,649	359,850	6.76%	2,457	63,022	403,565
COPEL	8,39%	15	4,209	66,090	8.39%	429	4,548	67,142
CEEE	8,95%	100	57,098	29,564	9.33%	172	66,693	30,085
DUKE	10,00%	2,267	171,843	405,364	10.00%	2,375	168,691	439,233
AES TIETÊ	10,00%	4,599	231,367	913,136	10.00%	4,819	224,659	982,694
AES ELETROPAULO	10,29%	277,458	113,968	-	9.30%	274,406	117,931	-
TRACTBEL	12,00%	-	28,137	33,815	12.00%	707	29,611	41,114
CELPE	6,00%	434	15,670	74,039	4.44%	867	17,173	77,957
CEMAR	5,91%	-	20,066	320,908	6.07%	1,154	26,352	317,532
CESP	9,36%	820	28,395	226,201	9.33%	1,165	28,121	235,273
OUTRAS		93,417	428,919	1,700,586	-	101,821	443,301	1,695,257
( - ) PCLD		(66,406)	(68,542)	-	-	(58,221)	(59,454)	-

		312,972	1,085,779	4,129,553		332,151	1,130,648	4,289,852

T O T A L		312,972	1,115,967	13,100,106		332,151	1,161,120	13,467,643

The long term installment of loans and financing granted using sectoral as well as own resources, including onlendings, have the following maturities:

	2010	2011	2012	2013	2014	After 2014	TOTAL

Parent Company	2,976,960	2,781,021	2,595,367	2,501,559	2,434,402	26,247,848	39,537,157

Consolidated	1,014,050	947,306	884,067	852,112	829,237	8,940,871	13,467,643

3.2 – Financing Payable

ELETROBRÁS ended the first quarter of 2009 with 13 contracts amongst loans, financings and bonds, totaling R$ 4,162,695 thousand (December 31, 2008 – R$ 4,158,11 thousand), as shown below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ Dollar	1,481,007	82.37	3,428,828
EURO	104,051	5.79	240,899
Yen	212,927	11.84	492,968

Total	1,797,985	100.00	4,162,695

	PARENT COMPANY

	03/31/2009				12/31/2008

	Current Charges		PRINCIPAL		Current Charge		PRINCIPAL

			Current	Non Current			Current	Non Current

	Average Rate	Value			Average Rate	Value

Foreign Currency
Financial Institutions
BID	5,32%	11,130	43,077	366,152	5.32%	5,489	43,482	369,600
CAF	4,77%	8,889		1,620,640	4.76%	10,340	-	1,635,900
KFW	5,73%	1,882	29,233	89,068	5.73%	202	31,349	95,514
AMFORP & BEPCO	6,50%	1	132		6.50%	-	128	-
Dresdner Bank	6,25%	2,416	29,233	89,067	6.25%	259	31,349	95,513
Eximbank	2,15%	4,696	52,681	435,590	2.15%	2,544	56,822	482,981
Others		11,970	2,339	648,779		2,510	2,359	585,323

		40,984	156,695	3,249,296		21,344	165,489	3,264,831

Bonds
Bonds - Dresdner Bank	7.75%	21,160	-	694,560	7.75%	5,347	-	701,100

		21,160	-	694,560		5,347	-	701,100

Others
National Treasury -		-	-	-		-	-	-
ITAIPU

		-	-	-		-	-	-

		62,144	156,695	3,943,856		26,691	165,489	3,965,931

Local Currency
FIDC		-	-	-		-	-	-
Others		-	-	-		-	-	-

		-	-	-		-	-	-

		62,144	156,695	3,943,856		26,691	165,489	3,965,931

	CONSOLIDATED

	03/31/2009				12/31/2008

	Current Charges		PRINCIPAL		Current Charge		PRINCIPAL

			Current	Non Current			Current	Non Current

	Average Rate	Value			Average Rate	Value

Foreign Currency
Financial Institutions
BID	5.32%	11,129	43,077	366,152	5.32%	5,489	43,482	369,600
CAF	4.76%	8,890	-	1,620,640	4.76%	10,340	-	1,635,900
KFW	5.73%	2,548	56,182	89,068	5.73%	376	59,698	95,514
AMFORP & BEPCO	6.50%	1	132	-	6.50%	-	128	-
Dresdner Bank	6.25%	2,689	42,316	89,067	6.25%	331	45,110	95,513
Eximbank	2.15%	-	52,682	435,590	2.15%	2,544	56,823	482,981
Others		17,934	17,763	571,160		3,466	19,246	502,328

		43,192	212,151	3,171,677		22,546	224,487	3,181,836

Bonds
Bonds - Dresdner Bank	7.75%	21,160	-	694,560	7.75%	5,347	-	701,100

		21,160	-	694,560		5,347	-	701,100

Others
National Treasury -		12,266	458,031	11,931,845		5,698	941,908	11,655,965
ITAIPU

		12,266	458,031	11,931,845		5,698	941,908	11,655,965

		76,618	670,183	15,798,082		33,591	1,166,395	15,538,901

Local Currency
FIDC		-	161,013	26,836			224,977	86,930
Others		54,007	266,501	2,970,159		52,114	237,534	2,671,731

		54,007	427,514	2,996,995		52,114	462,511	2,758,661

		130,625	1,097,696	18,795,077		85,705	1,628,905	18,297,563

a) The debts are guaranteed by the Government and/or by Eletrobrás.

b) The total debt on foreign currency, including financial charges, corresponds in the parent company to R$ 4,162,695 thousand, equivalent to US$ 1,797,985 thousand and the consolidated debt amounts to R$ 16,544,882 thousand, equivalent to US$7,146,200 thousand. The percentage breakdown by currency is presented as follows:

	US$	EURO	YEN

Parent Company	82%	6%	12%
Consolidated	93%	5%	2%

c) The loans and financings are subject to charges, at an average rate, in 2008, of 6.40% p.a. and of 7,03% p.a. in 2007.

d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

	2010	2011	2012	2013	2014	After 2014	TOTAL

Parent Company	117,563	117,563	190,673	238,233	238,235	801,196	1,703,462
Consolidated	710,596	530,899	669,495	666,200	636,833	4,904,100	8,118,123

4 – Provisions

4.1 Operating Provisons

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Contingencies	-	-	29,526	82,970
PCLD – Consumers and Resellers	-	-	212,692	106,334
PCLD - RTE	-	-	303	(68,284)
PCLD – Financings and loans	17,273	9,006	17,273	9,006
PCLD – ICMS credits	-	-	45,285	23,952
PCLD - Securities	724	-	724	-
Present Value Adjustment – Disposal of assets	-	-	-	(260,556)
Losses in realization	37,568	96,199	-	81,567

4.2 Provision for credits of questionable liquidation - PCLD

The Company constitutes and maintains provision in accordance with ANEEL considering the analysis of the values which are stated in overdue receivables line item and in past losses report, the amount is considered enough by the Company’s management to cover eventual loss esduring the performance of these assets. The balance on March 31, 2009 is R$ 1,554 million (December 31, 2008 – R$ 1,547 million), as follows:

	R$ thousand

	CONSOLIDATED

	03/31/2009	12/31/2008

RTE (Free Energy - Loss of Revenues and Part "A")	67,302	66,998

Consumers and Resellers
Companhia Energética do Amapá	602,364	566,283
Others	636,021	620,126

	1,238,385	1,186,409

CCEE - Short-Term Energy	293,560	293,560

	1,599,247	1,546,967

4.3 Provision for Contingencies

At the time of the closing of the Financial Statements, the Company shows the following provisions for contingent liability, by nature:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	03/31/2009	12/31/2008	03/31/2009	12/31/2008

CURRENT
Labor	-	-	502,774	507,195
Taxes	-	-	176,611	181,853
Civil	-	-	774,119	778,660
Others	-	-	183,590	186,594
(-) Legal Fees	-	-	(384,799)	(172,593)

	-	-	1,252,295	1,481,709

NON-CURRENT
Labor	88,574	88,574	465,081	461,831
Taxes	-	-	60,156	60,147
Civil	1,328,244	1,328,244	1,909,334	1,899,297
(-) Legal Fees	(384,585)	(407,304)	(669,443)	(725,719)

	1,032,233	1,009,514	1,765,128	1,695,556

	1,032,233	1,009,514	3,017,423	3,177,265

5 – Financial Results, for information purposes only, with and without Itaipu Binacional.

Below, we present, for analysis, the summary of Balance Sheet and Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making clear the Accounting Statements of Itaipu Binacional in the Consolidated Statements of the Eletrobrás System, taking into account its specificities, not being considered, in any way, as being the Consolidated Accounting Statements of the Eletrobrás System.

R$ thousand
CONSOLIDATED BALANCE SHEET
(for information purposes, only)

	31/03/2009

	WITHOUT ITAIPU	WITH ITAIPU

Assets
Current
Consumers and Resellers	4,577,374	4,639,153
Financings and Loans	1,459,126	1,428,939
Others	19,220,233	19,558,079

	25,256,733	25,626,171

Non-Current
Long-Term Asset
Financings and Loans	22,007,495	13,100,107
Others	11,353,672	11,545,148

	33,361,167	24,645,255

Investments	6,120,541	6,004,781
Property, plant and equipment deferred and intangible	59,530,747	81,010,212

	65,651,288	87,014,993

Total of Assets	124,269,188	137,286,419

Liability and Shareholders' equity
Current
Financings and Loans	755,954	1,228,320
Suppliers	3,033,774	2,324,233
Others	8,647,690	9,331,008

	12,437,418	12,883,561

Non-Current
Financings and Loans	6,926,418	18,795,076
Others	18,564,892	19,267,322

	25,491,310	38,062,398

Participation in ANDE	229,326	229,326
Shareholders' equity	86,111,134	86,111,134

	86,340,460	86,340,460

Total of Liability and Shareholders' equity	124,269,188	137,286,419

R$ thousand
CONSOLIDATED BALANCE SHEET
(for information purposes, only)

	03/31/2009

	WITHOUT ITAIPU	WITH ITAIPU

Operating Revenues
Transactions with electric energy	6,366,751	6,427,905
Deductions	(554,527)	(554,527)
Others	189,385	189,385

	6,001,609	6,062,763

Operating Expenses
Energy purchased for resale	(2,331,630)	(1,403,222)
Depreciation and amortization	(595,042)	(595,042)
Result to compensate from Itaipu	-	(391,445)
Others	(2,783,884)	(3,067,677)

	(5,710,556)	(5,457,386)
Operating Result before Financing Result
	291,053	605,377

Financing Result	(92,159)	(411,577)

Result of Corporate Participation	133,189	134,279

Other Expenses and Revenues	(40,498)	(36,494)

Result before SC and IT	291,585	291,585

SC and IT	(163,148)	(163,148)
Result before participations	128,437	128,437

Participation in Revenue	-	-
Minority Participation	(27,109)	(27,109)
Reversion of Interest on Own Capital	-	-
Net Income for the Period	101,328	101,328

Net Income per Share	R$ 0.09	R$ 0.09

Marketletter – March 2009	Eletrobrás

Balance Sheet for the period ended on March 31
(R$ thousand)

	Parent Company		Consolidated

Assets	2009	2008	2009	2008

Current Assets
Cash and banks	9,956,577	9,370,041	13,037,127	12,832,000
Restricted cach	979,850	734,386	979,850	734,386
Consumers and resellers	2,027,572	1,709,569	4,732,218	4,341,459
Loans and financing	2,698,402	2,697,114	1,428,939	1,493,271
Fuel consumption account - CCC	529,115	573,993	491,789	554,748
Investment remuneration	1,186,231	1,212,966	225,650	261,093
Renegotiated credits	88,639	84,371	499,171	619,871
Deferred assets	640,867	1,418,353	1,405,054	2,081,850
Reimbursement rights	456,265	516,766	456,265	516,766
Debtors	318,445	171,165	551,389	377,879
Stored materials	1,945	1,879	766,620	759,963
Expenses paid in advance	-	-	66,722	76,874
Others	94,833	87,306	985,378	947,497

	18,978,741	18,577,909	25,626,171	25,597,657

Non-Current Assets
Loans and financing	39,153,841	39,537,157	13,100,107	13,467,643
Renegotiated credits	179,696	199,646	1,814,414	2,070,302
Bonds and marketable securities	616,465	613,374	621,025	617,889
Stored nuclear fuel	-	-	712,101	725,142
Consumers and resellers	-	-	-	-
Deferred assets	1,354,447	1,348,168	2,837,570	2,786,948
Collaterals and linked deposits	-	-	245,838	165,138
Fuel consumption account - CCC	912,576	572,279	912,576	572,279
Reimbursement rights	3,223,538	4,312,809	3,223,538	4,312,809
Others	82,823	73,547	1,174,086	1,198,748

	45,523,386	46,656,980	24,641,255	25,916,898

Advances for shareholding participation	703,140	730,281	4,000	4,027

	46,226,526	47,387,261	24,645,255	25,920,925

Investments
Property, plant and equipment	43,921,573	43,682,718	6,115,403	5,896,865
Intangible	24,769	25,494	80,511,252	80,262,674

	53,243	53,706	383,909	375,811

Total Assets	43,999,585	43,761,918	87,010,564	86,535,350

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2009	2008	2009	2008

Current Liabilities
Loans and financing	218,839	192,181	1,228,320	1,714,610
Compulsory loan	83,601	85,205	83,601	85,205
Suppliers	1,530,996	1,676,071	2,324,233	2,594,567
Advances from clients	275,799	15,381	313,577	53,159
Taxes and social contributions	210,264	1,363,854	1,003,252	2,075,726
Fuel consumption account - CCC	742,410	649,341	760,695	670,482
Shareholders’ remuneration	1,960,646	1,914,222	2,007,451	1,948,109
Credits from the National Treasury	74,409	72,236	74,409	72,236
Estimated obligations	68,544	67,835	611,503	550,573
Reimbursement obligations	1,194,669	923,344	1,194,669	923,344
Complementary security fund	-	-	530,704	502,699
Provisions for contingencies	-	-	1,252,295	1,481,709
Regulatory charges	-	-	748,177	708,285
Others	58,110	78,910	750,675	906,311

	6,418,287	7,038,580	12,883,561	14,287,016

Non-Current Liabilities
Loans and financing	3,943,856	3,965,930	18,795,076	18,297,562
Credits from the National Treasury	2,214,977	2,854,201	2,214,977	2,854,201
Supply	-	-	-	-
Global Reversion Reserve - RGR	7,187,476	7,193,770	7,228,322	7,193,770
Compulsory loan	133,141	129,866	133,141	129,866
Taxes and social contributions	839,776	943,882	2,576,594	2,713,664
Decommissioning of assets obligation	-	-	269,162	266,168
Anticipated energy sale	-	-	1,009,446	1,018,488
Fuel consumption account - CCC	912,576	572,279	1,737,430	1,432,982
Provisions for contingencies	1,032,233	1,009,514	1,765,128	1,695,556
Complementary pension fund	-	-	1,345,887	1,567,002
Provision for uncovered liability in controlled co’s	355,254	353,921	-	-
Others	56,142	46,784	982,805	698,064

	16,675,431	17,070,147	38,057,969	37,867,323

Non-controlling shareholders’ participation	-	-	229,326	232,668

Stockholders’ Equity
Social Capital	26,156,567	26,156,567	26,156,567	26,156,567
Capital Reserves	26,048,342	26,048,342	26,048,342	26,048,342
Re-evaluation reserves	193,606	196,906	193,606	196,906
Income reserves	29,172,390	28,900,908	29,172,390	28,900,908
Conversion accrued adjustment	25,125	28,285	25,125	28,285
Accrued income	103,090	-	103,090	-

	81,699,120	81,331,008	81,699,120	81,331,008

Advances for capital increase	4,412,014	4,287,353	4,412,014	4,287,353

	86,111,134	85,618,361	86,111,134	85,618,361

Total Liabilities and Stockholders’ Equity	109,204,852	109,727,088	137,281,990	138,053,932

Statement of Income for the period ended on March 31
(R$ thousand)

	Parent Company		Consolidated

Operating Revenues	2009	2008	2009	2008
		(reclassified)		(reclassified)

Operations of electric energy	1,269,593	1,996,688	6,375,376	7,398,253
(-) Sectorial charges	0	0	(300,406)	(309,983)
(-) ICMS	0	0	(254,121)	(234,869)
Shareholding participations	250,774	617,543	134,279	332,537
Other revenues	0	0	132,661	51,732
Operating Expenses
Personnel, Material and Services	73,764	56,066	1,277,836	1,090,431
Electric energy purchased for resale	1,709,458	2,016,777	1,403,222	1,910,423
Fuel for production of electric energy	0	0	204,008	453,557
Social contributions - PASEP and COFINS	35,237	20,068	390,772	346,700
Use of electric grid	0	0	297,244	252,523
Remuneration and reimbursement	0	0	332,896	254,360
Depreciation and amortization	1,518	1,767	595,042	574,503
Operating provisions	57,396	153,112	372,938	53,020
Asset sales - losses	0	0	0	0
Result from Itaipu to compensate	0	0	391,445	181,395
Donations and contributions	49,299	40,124	62,178	52,466
Others	29,607	(2,420)	129,805	195,724

	1,956,279	2,285,494	5,457,386	5,365,102

Operating Result before Financial Result	(435,912)	328,737	630,404	1,872,568

RECEITAS (DESPESAS) FINANCEIRAS
Interest, commission and taxes - revenues	998,637	880,734	276,257	277,696
Debt charges	(157,220)	(109,612)	(448,350)	(346,101)
Shareholders resources charges	(446,017)	(332,116)	(469,132)	(358,660)
Financial investment revenue	336,724	170,694	427,582	244,174
Late payment fee on electric energy	678	61	52,529	55,102
Net monetary variation	(11,838)	268,515	21,621	106,216
Net monetary up date	(199,226)	(159,602)	(125,463)	(241,176)
Other financing revenues (expenses)	(31,241)	570	(94,093)	30,068

Financial Result	490,497	719,244	(359,048)	(232,681)

Other revenues (expenses)	0	0	(36,494)	0

Operating Result	54,585	1,047,981	234,861	1,639,887

Non-Operating Result	0	(321)	0	(277,135)

Result before Social Contribution, Income Tax and Minority Participation	54,585	1,047,660	234,861	1,362,751

Income tax	34,587	(150,789)	(62,491)	(390,711)

Social Contribution	12,156	(55,346)	(43,933)	(140,968)

Result before Participations	101,328	841,525	128,437	831,072
Minority Participation	0	0	(27,109)	10,453

Net income (loss) for the period	101,328	841,525	101,328	841,525

Net income (loss) per share	0.09	0.74	0.09	0.74

Cash Flow for the period ended on March 31
(R$ thousand)

	Parent company		Consolidated
		2008		2008
	2009	(reclassified)	2009	(reclassified)

Operating Activities

Net income for the period	227,537	841,525	227,537	841,525

Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	1,523	1,767	595,617	569,804
Long-term net monetary variations	252,273	(111,837)	361,501	(25,153)
Charges on financing and loans	(888,894)	(834,977)	(38,115)	(99,604)
Adjustment in investments	(367,285)	(576,616)	(83,554)	(275,697)
Provision for uncovered liabilities	1,333	(628,835)	1,333	(628,835)
Provision for deferred taxes	(110,386)	0	(110,386)	0
Other provision	56,555	0	157,078	147,817
Charges on RGR	75,581	0	75,581	0
Adjusted to present value	0	0	0	(260,556)
Regulatory assets	452,947	(87,266)	452,947	(87,266)
Minority participation result	0	0	27,109	(2,350)
Financial charges on stockholders equity	396,144	313,959	398,167	315,563
Result from Itaipu to compensate	0	0	391,445	181,395
Sales of assets	0	0	9,540	275,997
Other	(7,165)	60,651	97,822	32,454

	90,164	(1,021,629)	2,563,623	985,094

(Increases) decreases in operating assets
Consumers and resellers	(318,003)	163,845	(390,759)	36,934
Fuel consumption account - CCC	44,878	(21,711)	62,959	(259,380)
Investment remuneration	26,735	(19,972)	35,443	(8,404)
Renegotiated credits	(4,268)	1,010	120,700	(21,618)
Tax credits	777,486	725,341	676,796	734,246
Reimbursement right	60,501	179,460	54,903	174,899
Debtors	(147,280)	(103,690)	(173,510)	(94,018)
Stored materials	(66)	586	(6,656)	(25,255)
Expenses paid in advance	4	8	11,935	15,588
Complementary security plan	0	0	0	176,986
Others	(7,532)	7,186	(34,066)	(85,258)

	432,455	932,062	422,077	644,720

Increases (decreases) in operating liabilities
Reimbursement obligations	271,325	24,320	271,325	468,545
Compulsory loan	(1,604)	(2,027)	(1,604)	(2,027)
Suppliers	(145,075)	(154,178)	(270,334)	(397,285)
Anticipated energy sale	260,418	12,406	260,418	9,478
Taxes and social contributions	(1,153,590)	(706,864)	(1,072,474)	(585,714)
Fuel consumption account - CCC	93,069	16,973	90,213	15,969
Estimated obligations	709	2,148	60,930	19,886
Complementary security plan	0	0	28,005	(180,210)
Provisions for contingencies	0	0	(229,414)	52,051
Regulatory charges	0	0	(97,350)	(85,671)
Research and development	0	0	39,892	120,442
Others	(20,800)	165,401	(58,287)	(435,786)

	(695,548)	(641,821)	(1,403,455)	(1,000,321)

Resources from (applied in) operating activities	(172,929)	(731,388)	1,582,244	629,492

Financing Activities
Loans and financing obtained	71,307	53,824	213,407	659,553
Loans and financing paid	(17,351)	(43,083)	(764,261)	(410,670)
Charges on loans and financing - paid	(32,178)	(14,129)	(32,178)	(14,129)
Shareholders remuneration	(3,449)	(2,806)	(3,400)	(2,806)
Charges on Global Reversion Reserve - paid	(174,023)	(352,541)	(174,023)	(352,541)
Compulsory loan and Global Reversion Reserve	93,173	79,190	93,173	79,190
Others	0	6,949	36,657	22,602

Resources from (applied in) financing activities	(62,521)	(272,595)	(630,625)	(18,800)

Investment Activities
Loand and financing - granted	(286,174)	(698,650)	(67,398)	(485,596)
Loand and financing - received	1,334,026	2,191,225	935,380	1,750,144
Acquisition of permanent assets	(324)	(131)	(919,221)	(827,476)
Investments	(3,910)	0	(435,439)	(67,319)
Dividends received	4,384	59,993	4,384	59,993
Others	19,448	(28,847)	(18,734)	(26,390)
Resources from (applied in) investment activities	1,067,450	1,523,590	(501,029)	403,356

Increase (reduction) in cash and cash equivalent	832,000	519,606	450,591	1,014,048

Cash and cash equivalent – beginning of period	10,104,427	5,585,519	13,566,386	8,387,789
Cash and cash equivalent – end of period	10,936,427	6,105,125	14,016,977	9,401,837

	832,000	519,606	450,591	1,014,048

Structure of Eletrobrás

% = Participation in total capital IC = Installed Capacity TL = Extension of transmission lines

Capital structure

As at March 31, 2009 the capital of Eletrobrás had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total

Total	905,023,527%		146,920%		227,186,643%		1,132,357,090%

Federal Gov.	488,656,241	53.99%			35,191,714	15.49%	523,847,955	46.26%
BNDESpar	133,757,950	14.78%			712,600	0.31%	134,470,550	11.88%
FND	45,621,589	5.04%					45,621,589	4.03%
FGP	40,000,000	4.42%					40,000,000	3.53%
Others	196,987,747	21.77%	146,920	100.00%	191,282,329	84.20%	388,416,996	34.30%
Under CBLC
Custody	196,919,403	21.76%	84,741	57.68%	150,585,505	66.28%	347,589,649	30.70%
Residents	65,423,961	7.23%	84,741	57.68%	40,238,726	17.71%	105,747,428	9.34%
Non-residents	64,755,075	7.16%			77,335,830	34.04%	142,090,905	12.55%
ADR Prog.	66,740,367	7.37%			33,010,949	14.53%	99,751,316	8.81%
Others	68,344	0.01%	62,179	42.32%	40,696,824	17.92%	40,827,347	3.60%
Residents	40,615	0.00%	62,152	42.30%	40,692,822	17.92%	40,795,589	3.60%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Eletrobrás Shareholders

	03/31/2009	03/31/2008	Variation

Common	4,462	3,418	30.54%
Pref.	15,839	15,802	0.23%

Total	20,301	19,220	5.62%

The amount of shareholders decreased 3.33% in the first quarter of 2009. There was a decrease of 4.89% of the common shareholders and a decreased of 2.89% of preferred shareholders.

Eletrobrás non-resident Shareholders

	03/31/2009	03/31/2008	Variation

Common	440	308	42.86%
Pref.	396	285	38.95%

Total	836	593	40.98%

In the first quarter of 2009, there was a decrease of 2.33% of non-resident shareholders. A decrease of 6.38% of common shareholders and an increase of 2.59% of preferred shareholders, can be noticed.

Eletrobrás resident Shareholders

	03/31/2009	03/31/2008	Variation

Common	4,022	3,110	29.32%
Pref. B	15.443	15,517	(0.48%)

Total	19,465	18,627	4.50%

Concerning the resident shareholders, in the first quarter of 2009 there was a decrease in share participation of 3.37% . There was a decrease of common shares participation of 4.71% and preferred shares participation of 3.02% .

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the first quarter of 2009, the maximum price achieved by Eletrobrás’ preferred shares (ELET6) was R$ 26.26, on January 16. The lowest price registered was R$ 22.75, on March 16. The preferred shares had a valuation of 3.72% from R$ 24.18 on December 30, 2008 to R$ 25.08 on March 31, 2009. The chart below shows the quotations related to values ex-Interest on Own Capital.

Trading Performance

São Paulo Stock Exchange

Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average daily number)

Jan	24.96	2,097.90	964,310.00
Feb	24.34	1,753.17	890,583.33
Mar	23.65	1,994.86	951,627.27

Eletrobrás’ Common Shares - ELET 3

During the first quarter of 2009, the maximum price recorded by Eletrobrás’ common shares (ELET3) was R$ 28.06, on January 16. The lowest price registered for that type of share was R$ 24.07, on March 16. At the end of the quarter those shares reached the price of R$ 25.92. Regarding the price reached in December 2008, R$ 25.89, the shares showed a positive variation of 0.12% . The chart below shows the quotations related to values ex- Interest on Own Capital.

Trading Performance

São Paulo Stock Exchange

Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average Daily number)

Jan	25.65	1,848.60	946,685.00
Feb	26.24	1,721.30	965,855.00
Mar	24.97	2,116.85	944,160.00

Analysis of Eletrobrás’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobrás’ shares and IBOVESPA. We can see that in the first quarter of 2009 the Ibovespa had a negative variation of 8.99%, whereas the common (ELET 3) and preferred shares (ELET6) showed a positive variation of 0.12% and 3.72%, respectively.

	ELET 3	ELET 6	IBOVESPA

Dec-08	100.00	100.00	100.00
Jan	101.04	100.91	104.66
Feb	101.20	100.29	101.69
Mar	100.12	103.72	108.99

ADR Programs

ADR

The Eletrobrás shares are traded in the New York Stock Exchange (NYSE) through the ADR program Level II. As at the first quarter of 2009, the common shares (EBR) had a negative valuation of 3.22%, whereas the preferred ones (EBRB) had a valuation of 0.76%, while the Real had a valuation in relation to the North-American Dollar of 0.93%,

Monthly Variation Table

2009	EBR	EBRB	Dolar

Jan	(0.09%)	(1.89%)	(0.89%)
Fev	(3.40%)	(3.95%)	2.69%
Mar	0.28%	6.91%	(2.66%)

Accumulated	(3.22%)	0.76%	(0.93%)

EBRB - Eletrobrás Preferred Shares

ADRs of preferred shares of Eletrobrás experienced a maximum price on Janury 6, closing at US$ 11.42. The minimum price of US$ 9.24 was recorded on February 23. In the first quarter, this share closed priced at US$ 10.67, with a valuation of 0.76% in comparison to the closing of December, 2008, at US$ 10.59.

2009	Closing US$	Nº of ADRs held by investors

Jan	$10.39	33,516.564
Fev	$9.98	33,146.064
Mar	$10.67	33,010.949

EBR - Eletrobrás Common Shares

In 2008, ADRs of common shares registered the highest price of US$ 12.25, on February 13 and 16. The lowest price registered was of US$ 10.16, on February 23 In the first quarter of 2009, this asset closed priced at US$ 10.83 and had a depreciation of 3.22% in comparison to December 2008, when it closed priced at US$ 11.19.

2007	Closing US$	Nº of ADRs held by investors

Jan	$11.18	68,576.967
Fev	$10.80	68,413.367
Mar	$10.83	66,740.367

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The euro had a devaluation in comparison with the Real of 4.94% in the first quarter of 2009. The common (Xelto) and the preferred shares (Xeltb) had a valuation, in the same period, of 5.51% and 8.54%, respectively.

Monthly Variation Table

2007	Euro	Xeltb	Xelto

Jan	(8,31%)	11,35%	10,89%
Feb	1,75%	(4,08%)	(2,60%)
Mar	1,89%	1,63%	(2,32%)

Accumulated	(4,94%)	8,54%	5,51%

XELTB

The preferred shares in the Program ended the first quarter of 2009 at € 8.13, which shows a devaluation of 8.54% in comparison to December 2008, when it closed priced at €7.49. During this period, the highest price was reached on February 10, at € 8.81. The lowest price was € 7.45, reached on February 24.

2009	Closing	Neg

Jan	€ 8,34	352.167
Feb	€ 8,00	56.097
Mar	€ 8,13	42.871

XELTO

This asset, which represents common shares in the Latibex Program had a 5.51% valuation in the first quarter of 2009. At the end of 2008 the price reached € 7.99, while in March 31 2009 it reached € 8.43. During this period, the highest price was € 9.50 reached on February 10. The lowest price occurred on March 23, when it reached € 7.86.

2009	Closing	Neg

Jan	€ 8,86	34.404
Feb	€ 8,63	33.200
Mar	€ 8,43	42.325

Corporate Governance

Bovespa’ Corporate Sustainability Index (ISE)
As a resulto of the efforts of the Sustainability Committee, coordinated by the Social Capital Department, Eletrobrás kept its listing in Bovespa’ Corporate Sustainability Index (ISE) in 2008. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 30 companies, belonging to 12 sectors are listed in ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobrás is working to increase its transparency. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership.

American Depositary Receipts (ADRs) Level II
These certificates corresponding to shares of Brazilian companies traded in the United States. The ADRs can be traded over-the-counter at a stock exchange. Eletrobras, which had its ADRs traded in the American over-the-counter, was recorded in the SEC, the regulator of the capital market in the U.S., allowing thus the trading of its ADRs in the New York Stock Exchange. On October 31, 2008, were the first negotiations under the symbol EBR (common) and EBRB (preferred). The aim of the listing is to improve liquidity, the price of its shares and the disclosure of the company for the investor, preparing themselves for future borrowings.

Marketletter – March 2009	Subsidiaries’ Financial Statements

The table below represents the main indices of the Subsidiary Companies in the first quarter:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Furnas	0,93226	0,89486	0,62865	0,73199	0,31478	0,32574	0,45938	0,48311	0,11011	0,04640	0,01190	0,00466	0,00666	0,00452
Chesf	1,08313	1,31613	0,39787	0,38248	0,30866	0,34719	0,44646	0,53185	0,23763	0,29728	0,02022	0,03978	13,03330	24,41997
Eletronorte
Parent Co.	1,10570	0,98160	0,19468	0,26103	0,64609	0,56713	1,82559	1,31017	(0,17583)	(0,49521)	(0,02613)	(0,05952)	3,11798	0,22850
Consolidated	1,06123	0,83673	0,19065	0,30789	0,64682	0,62006	1,83142	1,63197	(0,17339)	(0,40923)	(0,02613)	(0,05952)	3,12257	4,34575
Eletronuclear	2,11265	1,68642	0,42429	0,42478	0,48071	0,44605	0,92569	0,80523	0,05155	(0,06728)	0,00419	(0,00540)	0,01155	0,01392
Eletrosul	0,63111	1,29105	0,61441	0,95737	0,40197	0,35070	0,67216	0,54012	0,29894	0,40199	0,02114	0,02671	2,47638	1,73702
CGTEE	0,46777	1,17500	0,12591	1,20317	0,71531	0,20739	2,76732	0,26166	(0,69920)	(1,66508)	(0,10082)	(0,12287)	(0,01899)	(0,05390)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Furnas	1,495.88	1,356.18	285.66	152.94	164.71	62.93	432.83	293.73	28.94%	21.66%
Chesf	1,109.25	1,653.57	388.06	868.90	263.59	491.58	543.62	1,018.56	49.01%	61.60%
Eletronorte
Parent Co.	896.27	977.49	69.97	274.89	(157.59)	(484.06)	217.24	15.92	24.24%	1.63%
Consolidated	908.87	1.182.85	64.30	128.95	(157.59)	(484.06)	217.56	302.78	23.94%	25.60%
Eletronuclear	352.33	355.80	95.91	125.31	18.16	(23.94)	142.37	171.49	40.41%	48.20%
Eletrosul	171.64	150.42	77.21	53.04	51.31	60.47	105.76	74.18	61.62%	49.32%
CGTEE	45.85	42.20	(32.20)	(71.79)	(32.06)	(70.27)	(21.40)	(60.75)	(46.67%)	(143.93%)

Marketletter – March 2009	Itaipu

Balance Sheet for the period ended on March 31
(In US$)

Assets	2009	2008

Current Assets
Cash and banks	275,786,184	173,316,392
Accounts receivable –Contracts of electricity services rendered	786,299,360	743,020,613
Obligations and loans receivable	735,854	781,410
Debtors	2,009,636	4,124,305
Stored materials	6,039,012	7,286,483
Advancement to personnel	7,436,734	6,873,620
Advancement to suppliers	5,316,719	2,870,446
Disposal of assets in course	278,694	422,695
Collaterals and linked deposits	1,343,174	3,838,833

	1,085,245,368	942,534,797

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	54,565,001	68,482,666
Obligations and loans receivable	160,876,338	130,025,974
Collaterals and linked deposits	4,531,165	4,696,366

	219,972,504	203,205,005

Results Account
Results to compensate from previous periods	1,425,153,144	2,307,020,087
Result for the period	(334,906,699)	(209,065,446)

	1,090,246,445	2,097,954,640

Property, plant and equipment	17,464,923,709	17,536,537,049

Total Assets	19,860,388,027	20,780,231,492

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Loans and Financing	845,815,079	795,759,693
Payable charges in course	10,596,197	15,254,771
Remuneration and reimbursement	462,089,842	403,214,546
Suppliers	17,124,584	15,089,641
Pay roll and social obligation	30,643,823	33,574,567
Estimated obligations	121,066,897	91,144,597
Other obligations	3,142,040	2,762,786

	1,490,478,464	1,356,800,604

Non-Current Liabilities
Loans and financing	17,663,111,948	18,509,656,177
Remuneration and reimbursement	3,000,000	3,000,000

Estimated obligations	603,797,614	810,774,710

	18,269,909,562	19,323,430,887

Stockholders’ Equity and Capital
Social Capital
Eletrobrás	50,000,000	50,000,000
Ande	50,000,000	50,000,000

	100,000,000	100,000,000

Total Liabilities and Stockholders’ Equity	19,860,388,026	20,780,231,492

Statement of Income for the period ended on March 31
US$

Operating Revenues	2009	2008

Power supply
Administration National de Electricidad - ANDE	46,782,000	42,722,700
Centrais Elétricas Brasileiras S.A. – Eletrobrás	775,971,000	757,823,250

	822,753,000	800,545,950

Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobrás	24,262,677	23,563,190

	24,262,677	23,563,190

Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobrás	22,162,144	22,712,870
Administración Nacional de Electricidad - ANDE	5,552,121	5,599,875

	27,714,265	28,312,745

Total operating revenues	874,729,943	852,421,885

Operating Expenses
Remunerations and reimbursements
Capital income	11,196,952	10,854,852
Reimbursement of charges – administration and supervision	7,156,649	7,009,668
Reimbursement of charges –addition to guarantee	1,724,999	1,736,375
Royalties	93,036,440	91,125,687
Royalties of energy in addition to guarantee	22,424,984	22,572,874
Remuneration for power granted	24,262,677	23,563,190
Remuneration of charges – addition to guarantee	3,564,283	4,003,495

	163,366,985	160,866,142

Other expenses
Personnel	59,663,061	94,988,666
Materials	1,504,261	2,498,538
Third party services	8,162,341	8,137,119
Other operating expenses	6,787,820	27,388,286
Environmental expenses	571,753	726,842
Social responsibility program	3,131,988	11,437,218

	79,821,224	145,176,668

Total of operating expenses	243,188,209	306,042,810

Result of Service	631,541,734	546,379,075

Financial Revenues
Income from financial applications	5,849,524	3,166,853
Arrears on energy bills	5,295	3,319
Other financial revenues	3,041,509	3,565,036

	8,896,328	6,735,209

Financial Expenses
Debt charges	310,380,066	325,472,543
Monetary variations	(1,349,500)	19,572,211

	309,030,567	345,044,754

Financial Result	(300,134,239)	(338,309,546)
Operating revenues	331,407,495	208,069,529
Non-Operating Revenues (Expenses)
Other Revenues	5,073,607	1,254,230
Other Expenses	(1,574,403)	(258,313)

Non-operating result	3,499,204	995,918

Net income for the period	334,906,699	209,065,446

Cash Flow for the period ended on March 31
(US$)

Operating Activities	2009	2008

Net income for the period	334,906,699	209,065,446

Adjustments	3,208,576	24,372,879
Disposal of Assets - sales	1,438,408	0
Monetary Variation on Financing and loans	960,714	22,505,308
Monetary Variation on Estimated Obligations	809,455	1,867,571
Provisions on Liability	307,058,574	357,682,698
Financial Charges to be Capitalized	310,380,066	325,235,287
Estimated Obligations	(3,321,492)	32,447,411

Adjusted Income	645,173,849	591,121,023

Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	(23,251,356)	2,317,712
Stored Material variation	224,734	(584,435)
Other Credits variation	(6,292,110)	(6,072,294)
Remuneration and reimbursement variation	20,619,744	19,312,292
Suppliers and other variation	(28,793,200)	(22,026,086)
Payment-roll variation	(1,633,785)	(737,838)
Payment of the Estimated Obligation	(5,104,222)	(2,554,394)

Net Operating Cash Flow	600,943,653	580,775,980

Investment Activities
Property, plant and equipment	(2,171,034)	(10,836,270)

Balance of the Investment Activities	(2,171,034)	(10,836,270)

Financing Activities
Loans and financing obtaining	2,172,670	0
Amortization of the Loans and Financing	(192,581,037)	(178,931,266)
Payment of interest on Loans and Financing	(304,660,028)	(317,221,313)

Balance of the Financing Activities	(495,068,395)	(496,152,578)

Total of Cash Effects	103,704,223	73,787,131

Cash and cash equivalent – beginning of period	172,081,961	99,529,261
Cash and cash equivalent – end of period	275,786,184	173,316,392

Total of Cash Effects	(103,704,223)	(73,787,131)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh

			1st qrt/09

Itaipu Binacional	14,000	8,577	23.070.860

Energy sold

Purchaser	1st qrt/09

	US$ million	MWh

Ande	42,7	2.079.525
Eletrobrás	757,8	20.912.276

Total	22.992.601,3	22.991.801

Losses in generation - %

1st qrt/09

0,34%

Average tariff – US$/KW

1st qrt/09

22,60

Main investments - US$ million

Project	1st qrt/09

Permanent Assets	(0,9)
Trafos Project	1,0

Loans and Financing – US$ million

Creditor	Balance on 03/31/09	Due	Currency

Eletrobrás	7.775,3	2014 / 2023	US$
Federal Gov’t	10.264,7	2023	US$
Bco. Brasil-Rescheduled Debt	442,2	2013 / 2023	US$
Fibra	37,3	2023	R$

T O T A L

Contract obligations on 03/31/09 – US$ thousand

Short-term

Due: 2009	856.411

Loans and Financing – Long- term	2010	2011	2012	2013	2014	After 2014

	682.513	947.943	1.012.244	1.077.384	1.145.490	12.797.538

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

765	530	260	712	744	305	3.316

Department	Own staff	Others	Total

Field	1.175	5	1.180
Administrative	2.114	22	2.136

Total	3.289	27	3.316

Complementary work force – 03/31/09

Other

27

Marketletter – March 2009	Furnas

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	10,780	6,835
Financial applications	313,235	753,727
Consumers, concessionaires and affiliates	704,247	647,130
Loans and financing granted	102,508	72,971
Financed energy credits	162,944	200,416
Stored materials	120,785	100,085
Dividends to receive	10,642	-
Tax credits	294,354	289,575
Taxes and contributions to recover	108,983	107,730
Expenses paid in advance	13,343	9,251
Collaterals and linked deposits	29,318	17,629
Debtors	116,599	83,284
Actuarial assets	217,788	162,217
Others	49,960	61,218

	2,255,486	2,512,068

Non-Current Assets
Loans and financing granted	32,400	131,646
Financed energy credits	726,333	982,349
Collaterals and linked deposits	198,407	161,100
Expenses paid in advance	1,011	2,680
Actuarial assets	703,309	826,832
Others	81,663	155,495

	1,743,123	2,260,102

Investments	1,177,834	773,766
Property, plant and equipment	14,801,911	14,263,549
Intangible	228,536	204,528
Deferred	-	56

	17,951,404	17,502,001

Total Assets	20,206,890	20,014,069

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	465.461	498.380
Charges on loans and financing	58.414	43.440
Loans and financing	241.299	632.403
Other funding obtained from third parties	161.013	249.937
Complementary pension fund	217.788	162.217
Taxes and social contributions	256.306	297.668
Estimated obligations	65.454	52.572
Research and development	29.100	114.216
Provisions for risks with fiscal, labor and civil actions	412.206	280.553
Shareholders remuneration	259.566	169.549
Income participation	70.702	61.689
Creditors	48.018	148.425
Others	134.046	96.179

	2.419.373	2.807.228

Non-Current Liabilities
Loans and financing	2.200.231	1.525.097
Other funding obtained from third parties	26.836	222.017
Complementary pension fund	703.309	826.832
Taxes and social contributions	1.010.892	1.103.243
Creditors	-	35.009
Others	1	2

	3.941.269	3.712.200

Stockholders’ Equity
Capital	6.000.000	3.194.000
Capital Reserves	5.690.383	5.700.817
Income Reserves	1.960.006	2.162.935
Accrued income	-	2.342.802
Result for the period	164.705	62.933
Resources for capital increase	31.154	31.154

	13.846.248	13.494.641

Total Liabilities and Stockholders’ Equity	20.206.890	20.014.069

Statement of Income for the period ended on March 31
(R$ thousand)

	2009

	Generation	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	-	-	57,735	57,735
Gross supply of electric energy	735,538	-	318,890	1,054,428
Use of electric grid	-	512,425	-	512,425
Other revenues	2,315	2,491	6	4,812

	737,853	514,916	376,631	1,629,400

Deductions to Operating Revenue
Taxes and contributions on revenue	64,886	13,978	(6,462)	72,402
Global Reversion Reserve	20,848	13,439	11,059	45,346
Research and development	6,448	4,826	3,683	14,957
Other consumer charges	819	-	-	819

	93,001	32,243	8,280	133,524

Net operating revenues	644,852	482,673	368,351	1,495,876
Operating Expenses
Personnel	62,496	107,639	3,552	173,687
Material	4,714	5,960	62	10,736
Third party services	53,472	65,693	2,310	121,475
Fuel and water for production of electric energy	423	-	-	423
Financial compensation for the use of hydro resources	43,039	-	-	43,039
Electric Energy purchased for resale	-	-	563,246	563,246
Charge on the use of Electric grid	105,572	-	-	105,572
Provision for credits of questionable liquidation	-	-	168	168
Provisions for contingencies	-	-	-	-
Supervision tax for electric energy services	-	-	-	-
Depreciation and amortization	1,593	2,132	12	3,737
Right off of credits	57,873	89,212	92	147,177
Other expenses	-	-	-	-
	22,062	17,010	1,887	40,959

Service Result	351,244	287,646	571,329	1,210,219

Other Revenue / Expenses	293,608	195,027	(202,978)	285,657
Result on the Equity Method	(822)	168	8	(646)
Financing Revenue (expense)	12,777	-	-	12,777
Income from financial applications
Charges on loans and financing	5,126	8,256	279	13,661
Debt charges - FRG	(16,155)	(29,292)	(1,345)	(46,792)
Special installment – PAES (Lei 10,684/2006)	(5,083)	(8,100)	(278)	(13,461)
Monetary variation and arrears – energy sold	-	-	(6,823)	(6,823)
Right to generator reimbursement – monetary updating	-	349	719	1,068
Monetary variation and arrears – energy purchased	-	-	856	856
Currency and monetary variation – financing and loans	-	-	2	2
Monetary variation on refinancing of credits and loans granted	-	36,544	(5,747)	30,797
Other monetary variation - asset	(311)	(528)	(3,507)	(4,346)
Other monetary variation - liabilities	(92)	251	5	164
Actuarial adjustment	(793)	(1,259)	(42)	(2,094)
Interest on credits and loans renegotiable	(3,335)	(6,438)	(176)	(9,949)
Other financing revenue	1,234	4,567	19,280	25,081
Other financing expenses	1,849	892	9	2,750
	(37,457)	(4,950)	(388)	(42,795)

Operating Result	(55,017)	292	2,844	(51,881)

Social Contribution	250,546	195,487	(200,126)	245,907
Income tax	(21,625)	(18,058)	18,094	(21,589)

Net Result for the period	(59,716)	(50,159)	50,262	(59,613)

	169,205	127,270	(131,770)	164,705

	2008

	Generation	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	-	-	52,971	52,971
Gross supply of electric energy	647,041	-	309,882	956,923
Use of electric grid	-	465,018	-	465,018
Other revenues	2,727	3,529	29	6,285

	649,768	468,547	362,882	1,481,197

Deductions to Operating Revenue
Taxes and contributions on revenue	55,369	13,184	(6,156)	62,397
Global Reversion Reserve	18,121	11,958	10,624	40,703
Research and development	5,583	4,552	3,549	13,684
Other consumer charges	8,236	-	-	8,236

	87,309	29,694	8,017	125,020

Net operating revenues	562,459	438,853	354,865	1,356,177
Operating Expenses
Personnel	49,470	86,253	2,833	138,556
Material	4,080	5,536	59	9,675
Third party services	39,662	56,012	1,489	97,163
Fuel and water for production of electric energy	35,531	-	-	35,531
Financial compensation for the use of hydro resources	35,930	-	-	35,930
Electric Energy purchased for resale	-	-	563,003	563,003
Charge on the use of Electric grid	93,276	-	-	93,276
Provision for credits of questionable liquidation	-	-	-	-
Provisions for contingencies	-	-	(28,672)	(28,672)
Supervision tax for electric energy services	-	-	50,000	50,000
Depreciation and amortization	1,518	2,063	11	3,592
Right off of credits	51,891	88,821	83	140,795
Other expenses	-	-	27,063	27,063
	12,903	21,696	2,731	37,330

Service Result	324,261	260,381	618,600	1,203,242

Other Revenue / Expenses	238,198	178,472	(263,735)	152,935
Result on the Equity Method	(626)	(24)	(91)	(741)
Financing Revenue (expense)	-	-	-	-
Income from financial applications
Charges on loans and financing	3,566	5,580	171	9,317
Debt charges - FRG	(13,260)	(23,138)	(2,523)	(38,921)
Special installment – PAES (Lei 10,684/2006)	(15,405)	(24,745)	(749)	(40,899)
Monetary variation and arrears – energy sold	-	-	(7,865)	(7,865)
Right to generator reimbursement – monetary updating	-	429	801	1,230
Monetary variation and arrears – energy purchased	-	-	12,160	12,160
Currency and monetary variation – financing and loans	-	-	3	3
Monetary variation on refinancing of credits and loans granted	-	(26,690)	(13,217)	(39,907)
Other monetary variation - asset	413	663	40,282	41,358
Other monetary variation - liabilities	1,016	688	23	1,727
Actuarial adjustment	(805)	(720)	(501)	(2,026)
Interest on credits and loans renegotiable	(4,088)	(7,890)	(215)	(12,193)
Other financing revenue	1,663	5,187	29,679	36,529
Other financing expenses	3,301	1,376	(1,689)	2,988
	(4,827)	(7,808)	(238)	(12,873)

Operating Result	(28,426)	(77,068)	56,122	(49,372)

Social Contribution	209,772	101,404	(207,613)	102,822
Income tax	(19,016)	(9,622)	18,895	(9,743)
Net Result for the period	(53,870)	(28,763)	52,487	(30,146)

	136,886	63,019	(136,231)	62,933

Cash Flow for the period ended on March 31
(R$ thousand)

	2009	2008

Operating Activities

Net income for the period	164,705	62,933

Expenses (revenues) not affecting net working capital
Depreciation and amortization	147,177	140,795
Long-term monetary and currency variation	(22,914)	18,269
Interest on special installment - PAES	6,824	7,865
Equity Method	(12,777)	-
Investment losses	34,227	-
Actuarial valuation adjustment	45,961	(21,655)

	198,498	145,274

Variation in current assets
Consumers, concessionaires and affiliates	(7,974)	8,927
Stored materials	(2,544)	(12,966)
Taxes and contributions to compensate	(27,137)	(10,930)
Actuarial assets	(36,012)	(6,503)
Loans granted	49,799	(22,461)
Other operating assets	4,298	2,585

	(19,570)	(41,348)

Variation in current liabilities
Suppliers	(91,308)	(155,462)
Payment-roll	(1,755)	(1,264)
Taxes and social contributions	91,107	56,423
Creditors	(33,245)	1,773
Research & development	(25,253)	7,564
Provision for contingencies	1,959	50,374
Consumer charges	4,682	9,072
Other operating liabilities	22,290	(1,088)
Complimentary pension - debt	36,012	6,503

	4,489	(26,105)

	348,122	140,754

Investment Activities
Applications in property, plant and equipment	(317,994)	(191,054)
In research & development	-	(3,026)
Investments	(61,827)	(15,817)
Others	(9,574)	(11,941)

	(389,395)	(221,838)

Financing Activities
Long-term loans and financing obtained	12,268	589,653
Other funding from third parties	(63,964)	(56,482)
Current liabilities transferred to non- current	278,413	152,361
Non-current liabilities transferred to current liabilities	(186,741)	(150,345)
Refinancing of credits	(15,603)	(21,659)
Shareholders remuneration	5,846	3,658
Others	4,079	8,202

	34,298	525,388

Total of cash effects	(6,975)	444,304

Cash and cash equivalent – beginning of period	330,990	316,258
Cash and cash equivalent – end of period	324,015	760,562

Cash variation	(6,975)	444,304

R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

432.83	293.73	28.94%	21.66%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh	Beginning of operation	End of concession

			1st qrt/09

Hydroelectric

Integral Participation

Furnas	1,216	598	1,752,965	03/1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,526,122	01/1969	07/07/2015
Mascarenhas de Moraes	476	295	824,698	04/1956	31/10/2023
Porto Colômbia	320	185	665,335	03/1973	16/03/2017
Marimbondo	1,440	726	2,406,020	04/1975	07/03/2017
Itumbiara	2,082	1.015	1,339,516	02/1980	26/02/2020
Funil	216	121	369,847	04/1969	07/07/2015
Corumbá I	375	209	579,648	04/1997	29/11/2014

Shared participation

• Partnership
Serra da Mesa*	1,275	671	641,486	04/1998	07/05/2011
Manso*	212	92	165,803	10/2000	09/02/2035
• SPC
Peixe Angical*	452	271	632,341	06/2006	06/11/2036

Thermal

Integral Participation

Santa Cruz	932	496	0	03/1967	07/07/2015
Roberto Silveira (Campos)	30	21	0	04/1968	Required revenal
São Gonçalo (out of operation)	-	-	-		Required revenal

* The information refers to the project total, not considering Furnas participation in the ownership of said installations: HEU Serra da Mesa (48,46%) and Manso (70%). In the case of HEU Peixe Angical, even thoug Furnas owns 40% of the installation, the energy generated belongs soley to the SPC Enerpeixe SA

Electric energy purchased for resale

1st qrt/09

GWh	3,748,126
R$ million	463

Energy sold

Sales Model	1st qrt/09

	R$ million	MWh

Through auction	968.244	12,345,811

Through free market agreements or bilateral contracts	119.497	1,315,681

Total	1,087.741	13,661,492

Fuel for production of electric energy

			1st qrt/09

Type	Metric		Value
	unit	Quantity	R$ million

Special Diesel Oil *	liters	0	0

B1 Oil**	tons	0	0

Metropolitan Diesel Oil***	liters	0	0

* Used at the Santa Cruz TEU, units TG11 and TG21. ** Used at the Roberto da Silveira TEU (Campos). *** Used for starting the generation units of Roberto da Silveira TEU(Campos).

Losses in generation - %

1st qrt/09

3*

* The losses of the interlinked system are calculated by the National System Operator. The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Losses in transmission - %

1st qrt/09

3*

*See observation above.

Extension of transmission lines (km) – 03/31/09

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Foz do Iguaçu - Ivaiporã I		322.00	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã II		323.00	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã III		331.00	765	21.03.99	07.07.2015
Itaberá - Ivaiporã I		265.00	765	01.08.89	07.07.2015
Itaberá - Ivaiporã II		264.00	765	14.10.82	07.07.2015
Itaberá - Ivaiporã III		272.00	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto I		305.00	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto II		304.00	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto III		312.00	765	01.05.01	07.07.2015

Subtotal - 765 kV		2,698.00

Foz do Iguaçu - Ibiúna Bi-Polo I		792.00	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bi-Polo II		820.00	600	15.08.87	07.07.2015

Subtotal - 600 kV		1,612.00

Adrianópolis - C. Paulista I		171.00	500	13.02.74	07.07.2015
Adrianópolis - C. Paulista II		171.00	500	12.12.79	07.07.2015
Adrianópolis - C. Paulista III		177.50	500	20.05.04	07.07.2015
Adrianópolis - Grajaú		55.00	500	15.12.77	07.07.2015
Adrianópolis - São José		33.00	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista		103.00	500	04.06.77	07.07.2015
Angra - Grajaú (1º trecho)		155.00	500	21.12.98	07.07.2015
Angra - São José (1º trecho)		133.00	500	21.12.98	07.07.2015
Araraquara - Campinas		171.00	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas		176.00	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas		223.00	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá	B	53.00	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté		83.00	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.00	500	17.11.88	07.07.2015
Campinas - Ibiuna	A	112.00	500	10.03.03	07.07.2015
Gurupi - Miracema		255.00	500	02.03.99	07.07.2015
Itumbiara - São Simão		166.00	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha		172.00	500	05.08.79	07.07.2015
Marimbondo - Araraquara I		195.00	500	16.04.76	07.07.2015
Marimbondo - Araraquara II		194.00	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá	B	139.00	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi		256.00	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia I		249.00	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia II		248.50	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté		13.00	500	29.03.84	07.07.2015
LT Ibiúna Bateias Circ. I		332.00	500	22.03.03	08.05.2031
LT Ibiúna Bateias Circ. II		332.00	500	22.03.03	08.05.2031

Subtotal - 500 kV		4,549.00

Adrianópolis - Itutinga I		199.00	345	10.03.68	07.07.2015
Adrianópolis - Itutinga II		199.00	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá I		38.00	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá II		38.00	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1	C	177.00	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2	D	177.00	345	16.09.02	07.07.2015
Bandeirantes - Samambaia 1		157.00	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2		155.00	345	08.02.99	07.07.2015
Campinas - Guarulhos		88.00	345	20.02.03	07.07.2015
Campinas - Poços de Caldas		126.00	345	03.10.72	07.07.2015
Campos - Macaé 1	C	89.00	345	18.11.01	07.07.2015
Campos - Macaé 2	D	89.00	345	16.09.02	07.07.2015
Campos - Vitória I (trocou de nome)	E		345	28.10.77	07.07.2015
Campos - Viana	E	199.00	345	19.12.05	07.07.2015
Viana - Vitória	E	26.00	345	19.12.05	07.07.2015
Campos - Vitória II (trocou de nome)	F		345	08.09.78	07.07.2015
Campos - Vitória	F	224.00	345	08.09.78	07.07.2015
Corumbá - Brasília Sul		254.00	345	02.03.97	07.07.2015
Corumbá - Itumbiara		79.00	345	02.03.97	07.07.2015
Furnas - Itutinga I		198.00	345	10.03.68	07.07.2015
Furnas - Itutinga II		199.00	345	15.12.69	07.07.2015
Furnas - Luiz Carlos Barreto		132.00	345	28.02.70	07.07.2015
Furnas - Masc. de Moraes		104.00	345	15.05.68	07.07.2015
Furnas - Pimenta		66.00	345	15.03.67	07.07.2015
Furnas - Poços de Caldas I		131.00	345	03.09.63	07.07.2015

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Furnas - Poços de Caldas II		131.00	345	13.04.65	07.07.2015
Guarulhos - Ibiúna I		75.00	345	28.06.90	07.07.2015
Guarulhos - Ibiúna II		75.00	345	04.07.90	07.07.2015
Guarulhos - Nordeste		30.00	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas I		182.00	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas II		184.00	345	11.11.66	07.07.2015
Ibiúna - Tijuco Preto I		97.00	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto II		97.00	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes I		180.00	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes II		180.00	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia		201.00	345	16.06.73	07.07.2015
L.C.Barreto - Masc. de Moraes		32.00	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas I		198.00	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas II		197.00	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande		112.00	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia		77.00	345	25.10.75	07.07.2015
Mogi - Nordeste		20.00	345	15.03.64	07.07.2015
Mogi - Poços de Caldas		204.00	345	15.02.71	07.07.2015
Ouro Preto - Vitória		383.00	345	25.03.05	07.07.2015
Pimenta - Barreiro		198.00	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande		45.00	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1		12.50	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2		15.00	345	08.02.99	07.07.2015
Macaé - Campos (futura LT)	G		345
Tijuco Preto - Itapeti I (futura LT)	G		345
Tijuco Preto - Itapeti II (futura LT)	G		345
Itapeti - Nordeste I (futura LT)	G		345

Subtotal - 345 kV		6,069.50

Barro Alto - Niquelândia		87.00	230	13.10.99	07.07.2015
Brasília Geral - Xavantes (trocou de nome)	H		230	04.09.73	07.07.2015
Brasília Geral - Brasília Sul 2	H	13.00	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	H	107.00	230	09.09.07	07.07.2015
Pirineus - Xavantes	H	40.00	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul (trocou de nome)	I		230	28.10.72	07.07.2015
Brasília Geral - Brasília Sul 1	I	13.00	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto		132.00	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.00	230	19.10.73	07.07.2015
Itumbiara - Rio Verde I (1º trecho)		208.00	230	12.01.86	07.07.2015
Itumbiara - Rio Verde II		202.00	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe (trocou de nome)	J		230	28.02.94	07.07.2015
Rio Verde - Barra do Peixe 2	J	240.00	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis 1 (trocou de nome)	K		230	04.11.82	07.07.2015
Rio Verde - Rondonópolis	K	257.00	230	04.11.82	07.07.2015
Rio Verde - Rondonópolis 2 (trocou de nome)	L		230	01.11.87	07.07.2015
Rio Verde - Barra do Peixe 1	L	240.00	230	01.11.87	07.07.2015
Rio Verde (FURNAS) - Cachoeira Dourada 1		175.00	230	20.12.86	07.07.2015
Serra da Mesa - Niquelândia		105.00	230	13.10.99	07.07.2015
Xavantes - Bandeirantes II		20.00	230	04.09.73	07.07.2015
Manso - Nobres		66.00	230	01.05.98	07.07.2015

Subtotal - 230 kV		1,949.00

Adrianópolis - Cepel I		1.50	138	27.04.81	07.07.2015
Adrianópolis - Cepel II		1.50	138	05.04.81	07.07.2015
Adrianópolis - Magé I		48.00	138	24.04.73	07.07.2015
Adrianópolis - Magé II		48.00	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1		19.50	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2		20.00	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3		20.00	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.50	138	03.05.75	07.07.2015
Angra - Angra (CERJ)		34.00	138	14.04.71	07.07.2015
Angra - Jacuacanga		34.00	138	30.10.77	07.07.2015
Angra - Santa Cruz		96.00	138	04.10.77	07.07.2015
C. Paulista - Volta Redonda		105.00	138	11.06.87	07.07.2015
Campos - C. Itapemirim I		106.00	138	15.02.73	07.07.2015
Campos - C. Itapemirim II		106.00	138	13.02.73	07.07.2015
Campos - Rocha Leão I		110.00	138	10.02.73	07.07.2015
Campos - Rocha Leão II		110.00	138	08.08.73	07.07.2015
Funil - Cachoeira Paulista		49.00	138	06.11.86	07.07.2015
Funil - Volta Redonda		56.00	138	11.06.87	07.07.2015
Jacarepaguá - Ari Franco		10.00	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos		24.00	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto		16.00	138	24.09.73	07.07.2015
Jacarepaguá - Palmares		28.00	138	24.11.72	07.07.2015
Jacarepaguá - Zin		33.00	138	24.11.72	07.07.2015
Jacuecanga - Brisamar		44.00	138	30.10.77	07.07.2015

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Muriqui - Angra (CERJ)		36.00	138	14.04.71	07.07.2015
Muriqui - Brisamar		20.00	138	14.04.71	07.07.2015
Palmares - Mato Alto		13.00	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.00	138	01.01.77	07.07.2015
Rio Verde - Cach. Dourada 2		174.00	138	17.08,77	07.07.2015
Rocha Leão - Magé I		108.00	138	24.01.73	07.07.2015
Rocha Leão - Magé II		108.00	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.00	138	15.12.67	07.07.2015
Santa Cruz - ZIN - Cosmos		17.00	138	15.12.67	07.07.2015
Santa Cruz - Brisamar I		20.00	138	30.10.77	07.07.2015
Santa Cruz - Brisamar II		13.00	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá		38.00	138	17.10.72	07.07.2015
Santa Cruz - Palmares I		14.00	138	24.11.72	07.07.2015
Santa Cruz - Palmares II		14.00	138	24.09.73	07.07.2015
Santa Cruz - Zin		5.00	138	24.11.72	07.07.2015
São José - Imbariê 1		18.00	138	19.12.98	07.07.2015
São José - Imbariê 2		18.00	138	20.12.98	07.07.2015
São José - Magé I		46.00	138	17.06.01	07.07.2015
São José - Magé II		46.00	138	17.06.01	07.07.2015
Plant de Campos - Campos I		1.00	138	16.07.77	07.07.2015
Plant de Campos - Campos II		1.00	138	24.07.87	07.07.2015
Manso - Nobres		70.00	138	01.04.98	07.07.2015

Subtotal - 138 kV		2,204.00

Eletrodo de Terra - Foz do Iguaçu I		16.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu I		15.00	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna I		67.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna II		67.00	25	15.08.87	07.07.2015

Subtotal - 25 kV		165.00

L.C.Barreto - Mascarenhas de Moraes		31.00	14	15.03.69	07.07.2015

Total		19,277.50

Observations:
A – The transmission line was operative from Aug.25, 1997 to Feb.20, 2003, in 345 KV connected to Guarulhos, named Campinas-Guarulhos-Ibiúna Transmission Line. It returned to its original configuration on March 10, 2003
B – Old Cachoeira Paulista – Poços de Caldas Transmission Line, energized originally on Feb. 13, 1974. It was split in Itajubá on July 21, 2002.
C – Old TL Adrianópolis - Campos 1, energized originally on 10/20/77. It was split in Itajubá on 18/11/01.
D – Old TL Adrianópolis - Campos 2, energized originally on 12/03/79. It was split in Itajubá on 09/16/02.
E – Old TL Campos - Vitória 1, energized originally on 10/28/77. It was split in Viana on12/19/05.
F – Old TL Campos - Vitória 2, energized originally on 09/08/78, on 12/19/05 it changed names due to a split in the Campos - Vitória 1 TL.
G – TL was not operative on 07/28/2009.
H – TL originally energized on 09/04/73, split in Pirineus and Brasília Sul, on 11/26/06 and 09/09/2008, respectively.
I – Old TL Brasília Geral - Brasília Sul, energized originally 10.28.72, it changed names as of 09/09/07, due to a split in Brasília Geral - Xavantes.
J – Old TL Rio Verde - Barra do Peixe, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2008, changed names.
K – Old TL Rio Verde - Rondonópolis 1, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2008, changed names.
L – Old TL Rio Verde - Rondonópolis 2, which was split in Barra do Peixe, in 2008, changing name.
M – Old TL Cachoeira Paulista - Volta Redonda was called Cachoeira Paulista - Volta Redonda 2, on Nov 02, 2008, after disconnection from Funil from the TL’ Cachoeira Paulista and Funil – Volta Redonda
N – Old TL Funil - Cachoeira Paulista and Funil - Volta Redonda were disconnected from Funil on Nov 02, 2008 and was named Cachoeira Paulista TL-Volta Redonda 1

Average tariff – R$/MWh

1st qrt/09

79,62

Main investments - R$ million

Project	1st qrt/09

Transmission	Budgeted	Accomplished

Installation of Transmission Line Macaé (RJ) - Campos (RJ)	21,715,143	2,546,146
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	25,883,204	2,405,526
Reinforcement of Transmission System RJ and ES	66,790,335	12,535,200
Reinforcement of Transmission System SP and MG	156,934,945	15,008,218
Reinforcement of Transmission System GO - MT - DF	41,827,579	7,403,873

Generation

Installation of Combined Cycle TPU Santa Cruz (RJ)	26,524,439	2,367
Installation of HPU Batalha (Paulista)	265,859,539	42,290,329
Installation of HPU Simplício and SHU Anta	518,610,580	136,355,234
Modernization of HPU Furnas (MG)	46,874,251	6,240,026
Modernization of HPU Mascarenhas de Moraes (MG)	100,000	0
Modernization of HPU Luiz Carlos Barreto (MG)	102,764,782	39,375,574

Others

Property. plant / Vehicle / Equipment	42,140,975	2,552,056
Information tecnology	85,240,367	9,747,401
Environmental preservation	35,826,218	6,478,602

Total	1,437,092,357	282,940,553

New owner investments – Generation

Enterprise	State/ Localization	Total if the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW Médios)	Operation	End of concession

UHE Batalha implantation*	MG/GO	740.0 Basis: Aug/08	52.5	48.8	Prevision machine 1 - 10/2010 machine 2 - 11/2010	14.08.2041

UHE Simplício / PCH Anta implantation **	RJ/MG	1,471.6 Basis: Nov/05	333.7	191.3	Prevision Simplício: machine 1 - 12/2010 Machine 2 - 02/2011 Machine 3 - 04/2011 Anta: Machine 1 - 07/2010 Machine 2 - 08/2010	14.08.2041

	*The enterprise includes the UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).

** The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla).

New owner investments – Transmission

Enterprise	State/ Localization	Total if the investment (R$ million)	Extension (km)	Operation	End of concession

TL 345 kV Macaé – Campos III implantation*	RJ	109.7	92	Prevision 07/2009	03.03.2035

TL 345 kV Tijuco Preto – Itapeti – Nordeste implantation**	SP	108.2	50	Prevision 10 month after obtained the Instalation license (no emitida)	26.04.2036

TL 500 kV Bom Despacho 3 – Ouro Preto 2 ***	MG	90.1 Basis: Oct/08	180	Prevision 21 month after concession contract signature	27.01.2039

	* The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A.
	** The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A.

*** The undertaking was assigned to Furnas at Aneel auction nº 006 dated March 10, 2008.  Its concession contract was signed on January 29, 2009. It includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Out=ro Preto 2 (Cemig)-3A

Loans and Financing – R$ million

Local Currency

Creditor	03.31.09	Due to

Eletrobrás - ECF 1713	98.15	30.03. 2018
Eletrobrás - ECF 2506	129.88	30.12. 2018
Eletrobrás - ECF 2309	14.22	30.12. 2010
Eletrobrás - ECF 2614	0.00	29.12. 2008
Eletrobrás - ECF 2624	329.07	21.12. 2008
Eletrobrás - ECF 2676	123.71	29.12. 2008
Eletrobrás - ECF 2717	2.30	30.12.2015
Eletrobrás - ECF 2695	0.83	30.10.2014
Fundação Real Grandeza	622.58	29.12. 2012
Fundação Real Grandeza - Plano	295.27	01.12. 2015
Empresa Produtora de Energia	9.52	05.06. 2009
Eletronuclear	3.52	10.09. 2009
Banco do Brasil S.A.	27.95	14.10. 2011
Banco do Brasil S.A.	32.84	04.11. 2011
Banco UBS Pactual S.A.	16.59	04.11. 2011
Banco UBS Pactual S.A.	27.40	05.12. 2011
Banco do Brasil S.A.	12.61	05.12. 2011
FURNAS II - FIDC	187.69	31.05. 2010
Banco do Brasil S.A.	109.55	25.10. 2012
Caixa Econômica Federal	209.15	25.07. 2012
Banco do Brasil S.A.	83.27	15.10. 2012
Banco da Amazônia S.A.	194.66	15.02. 2013
BNDES	646.01	15.07. 2026

Foreign Currency

Creditor	03.31.09	Due to	Currency

Eletrobrás - ECR 258/98	78.13	04.04.2018	US$

Eletrobrás - ECR 261/98	335.74	04.04.2018	Yen

Contract obligations on 03/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

	3,312	2,727	2,199	1,442	967	803	624

FURNAS does not have accounting registration of property accounts (assets and liabilities) accrued by activity, The segregation is only done for the result accounts,

Energy Purchased Contracts MWh	2009	2010	2011	2012	2013	2014	After 2014

	16,000	16,000	16,000	16,000	16,000	16,000	16,000

R$	2,003	2,003	2,003	2,003	2,003	2,003	2,003

Note: Include energy purchase from Eletronuclear and HEU of Serra da Mesa.
             The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW	Energy generated – MWh (*)

							1st qrt/09

SPE Enerpeixe S.A. *	UHE Peixe Angical e LT Associada ****	40	1,883.2	Energias do Brasil - 60	452	271.0	632,342

SPE Baguari Geração de Energia S.A. **	UHE Baguari	**	517.0 Basis: Apr/07	Neoenergia - 51	140	81.4	-

SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	322.0 Basis: Jul/08	Orteng – 25.5 Logos – 15.5 Alen – 10	82	68.4	-

SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	***	2,577.5 Basis: Oct/08	CPFL - 51 CEEE – 9	855	432.0	-

SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49,5 ****	859.3 Basis: Dec/08	Alcoa - 35 DME - 10 Camargo Correa – 5.5	213	182.4	-

SPE Madeira Energia S.A.	UHE Santo Antônio	39	12,198.0 Basis: Dec/07	Fundo de Invest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra-Estrutura - 17.6 Andrade Gutierrez Part. -12.4 Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1	3,150	2,218	-

SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37 Baseis Oct/08	Construtora OAS - 51 Eletrobrás - 29.4	2,000		-

Obs.:For the projects which are in operation: the value of the investments, based on the Financial Statements of the SPC on December 30, 2009
For the projects under construction: value of the investments estimated in the SPC.
* Project in operation.
** FURNAS possui 30,6% da SPE Baguari Energia S.A. (parceira: Cemig – 69,4), que detém 49% de participação no empreendimento SPE Baguari Geração de Energia S.A.
*** FURNAS possui 49,9% da SPE Chapecoense Geração S.A. (parceira: Pentágono Trust – 50,1), que detém 40% de participação no empreendimento SPE Foz de Chapecó Energia S.A.
**** FURNAS possui 100% da SPE Serra do Facão Participações S.A. que detém 49,5% de participação no empreendimento SPE Serra do Facão Energia S.A (participação societária alterada em 2008).

Transmission

SPC / Consortium	Transmission Enterprises (*)	Furnas Participation	Investiment R$MM	Status	Other Shareholders

Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	126.2	operating	Transminas - 41 Cemig - 25 Orteng - 10

Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	84.3	operating	Transminas - 41 Cemig - 24 Orteng -10

Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24,5	70.1	operating	Transminas - 41 Cemig - 24,5 Orteng - 10

Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta II 345 kV - 75 km	49	54.0 Basis: Sep/08	A waiting installation license Prevision: 36 month after concession contract signature Prevision: 50 month after concession contract signature Prevision: 18 month after concession contract signature	Cemig - 51

Interligação Elétrica Madeira S.A. (IE Madeira) **	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.0 Basis: Nov/08		CTEEP - 51 CHESF – 24.5

Interligação Elétrica Madeira S.A. (IE Madeira) ***	Estação Retificadora CA/CC, 500/±600 kV, e Estação Inversora CC/CA, ±600/500 kV	24.5	1,240.0 Basis: Nov/08		CTEEP - 51 CHESF – 24.5

Transenergia Renovável S.A. ****	Conexão de Plants de Biomassa e Pequenas Centrais Hidrelétricas (PCH) ao SIN (3 LT 230 kV e 3 SE)	49	279.0 Basis: Nov/08		Delta – 25.5 Fuad Rassi -25.5

Obs.: For the projects in operation: investment value based on the balance sheet position of the SPE on March 31, 2009 (Property, plant and equipment net plus accrued depreciation).
For projects under construction: investment value estimated at the SPE.
ICG – transmission installation of generation for shared connection purposes.
IEG – installation of exclusive interest and individual characteristics of generation
* When under construction, the length in km is mentioned in the Aneel concession contract. When in operation, the length is adjusted to the actual extension in km
** This project refers to portion D of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009.
*** This project refers to portion F of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009
**** This project refers to portion C of 008 Aneel Auction, held on 11.24.2008. The concession contract was not signed yet.

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

1.578	368	265	437	586	1,489	4723

Department	Number of employees

Administrative	1,312
Operational	3,411

Complementary work force – 03/31/09

Contracted	Other

1,719	4

Marketletter – March 2009	Chesf

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008
		(reclassified)

Current Assets
Cash and banks	13,503	9,429
Open-market applications	932,592	738,865

	946,095	748,294

Consumers and concessionaires	793,701	1,236,512
(-) Provision for credits of questionable liquidation	(53,326)	(153,721)
Taxes and contributions to recover	99,325	67,165
Advances to employees	18,145	19,861
Stored materials	71,255	87,015
Tax credits – social contribution deferred	23,906	34,024
Tax credits – income tax deferred	15,127	40,163
Global Reversion Reserve	523	8,506
Services in course	110,334	76,010
Collaterals and linked deposits	8,750	72,716
Others	55,662	46,705

	2,089,497	2,283,250

Non-Current Assets
Consumers and concessionaires	64,206	103,062
(-) Provision for credits of questionable liquidation	(5,231)	(15,023)
Tax credits – social contribution deferred	25,978	47,896
Tax credits – income tax deferred	93,823	69,074
Property and right to be sold	11,559	10,769
Collaterals and linked deposits	20,442	0
Others	15,479	14,735

	226,256	230,513

Investments
Permanent partnerships	316,780	165,948
Property and rights for future use – studies and projects	0	8,162
Alternative sources – sun energy	0	973
Procel – Energy conservation	0	489
Others	2,517	854

	319,297	176,426

Property, plant and equipment
In service
Land	2,006,203	2,000,880
Reservois, dans and aqueducts	9,471,461	9,298,974
Buildings, civil works and improvement of property	2,749,351	2,732,706
Machine and equipment	11,553,234	11,037,965
Vehicles	56,517	43,710
Furniture and utensils	38,221	33,811
	25,874,987	25,148,046
Acumulated depretiation	(10,899,378)	(10,316,582)
	14,975,609	14,831,464
In course	1,372,170	1,530,790
	16,347,779	16,362,254
Obligation linked the concession	(155,867)	(155,641)

	16,191,912	16,206,613

Intangible
In service	38,829	28,448
Accumulated amortization	(10,818)	(4,265)

	28,011	24,183

In course	2,187	8,625

	30,198	32,808

	16,767,663	16,646,360

Total Assets	18,857,160	18,929,610

Marketletter – March 2009	Chesf

Liabilities	2009	2008
		(reclassified)

Current Liabilities
Suppliers	168,889	254,530
Payment-roll	608	5,899
Taxes and social contribution	138,248	343,069
Loans and financing	472,644	448,995
Debt charges	4,544	4,985
Income participation	61,143	54,504
Shareholders remuneration	560,701	246,250
Estimated obligations	79,352	64,532
Private security fund	301,860	171,443
Consumer charges to collect (RGR e CCC)	35,731	26,267
Research & Development	52,498	67,636
Financial compensation for the use of hydro resources	28,729	18,252
Others	24,189	28,456

	1,929,136	1,734,818

Non-Current Liabilities
Taxes and social contribution	46,690	41,242
Loans and financing	3,199,162	3,968,435
Private security fund	62,227	326,475
Consumer charges to collect (RGR e CCC)	40,846	42,354
Research and development	109,492	75,956
Provisions for contingencies	425,193	345,468
Others	7,672	37,512

	3,891,282	4,837,442

Stockholders’ Equity
Social Capital	4,196,306	1,696,306
Capital reserves	4,916,199	7,416,199
Income reserves	3,366,249	2,459,103
Accrued income	263,592	491,346

	12,742,346	12,062,954

Resources for capital increase	294,396	294,396

	13,036,742	12,357,350

Total Liabilities	18,857,160	18,929,610

Marketletter – March 2009	Chesf

Statement of Income for the period ended on March 31 by activity
(R$ thousand)

	2009		2008

	Generation Transmission		Total	reclassified

Operating Revenue
Supply of electric energy	184,143	0	184,143	183,902
Gross supply of electric energy	662,754	0	662,754	679,193
Availability of transmission system	0	315,290	315,290	287,298
Short from energy	139,635	0	139,635	739,678
Other operating revenues	620	1,485	2,105	1,042

	987,152	316,775	1,303,927	1,891,113

Deductions to Operating Revenue
Global Reversion Reserve	(23,216)	(7,576)	(30,792)	(50,526)
ICMS tax on electric energy sale	(21,837)	0	(21,837)	(23,934)
Service tax - ISS	(30)	(73)	(103)	(49)
Research and Development	(8,412)	(2,680)	(11,092)	(16,617)
Fuel consumption account - CCC	0	(16,507)	(16,507)	(19,184)
Energetic development account - CDE	0	(3,939)	(3,939)	(4,620)
PROINFA	0	(13,114)	(13,114)	(6,270)
PIS/PASEP	(14,971)	(2,380)	(17,351)	(20,743)
COFINS	(68,968)	(10,973)	(79,941)	(95,603)

	(137,434)	(57,242)	(194,676)	(237,546)

Net Operating Revenue	849,718	259,533	1,109,251	1,653,567

Cost of electric energy service
Cost with electric energy
Charges on the use of electric grid	(177,973)	0	(177,973)	(157,167)
Cost with operation
Personnel	(14,215)	(35,716)	(49,931)	(42,565)
Material	(828)	(942)	(1,770)	(1,914)
Fuel for production of electric energy	(6,974)	0	(6,974)	(305,827)
Third party services	(3,221)	(6,693)	(9,914)	(9,784)
Financial compensation for the use of hydro resources	(41,521)	0	(41,521)	(29,386)
Depreciation and amortization	(87,496)	(51,553)	(139,049)	(136,138)
Inspection fee	(5,419)	(2,189)	(7,608)	(5,458)
Others	10,374	(843)	9,531	20,490

	(327,273)	(97,936)	(425,209)	(667,749)

Cost of service rendered to third parties	0	(8)	(8)	(391)

Gross Operating Income	522,445	161,589	684,034	985,427

Operating Expenses
Sales expenses
Provision for credits of questionable liquidation	(52,066)	(761)	(52,827)	0
Provision for credits of questionable liquidation - reversion	0	0	0	36,782
Losses – consumers / resellers	(96,151)	(875)	(97,026)	0
Losses – Free Energy	0	0	0	(37,958)
Others	(18)	(44)	(62)	(117)
General and administrative expenses
Personnel	(22,263)	(61,146)	(83,409)	(67,138)
Material	(899)	(2,118)	(3,017)	(3,422)
Third party services	(7,405)	(11,007)	(18,412)	(16,338)
Depreciation and amortization	(10,214)	(6,296)	(16,510)	(13,518)
Provisions for contingencies	(3,721)	(8,994)	(12,715)	(6,797)
Others	(4,451)	(7,545)	(11,996)	(8,020)

	(197,188)	(98,786)	(295,974)	(116,526)

Result of Service	325,257	62,803	388,060	868,901

Financial Revenue (Expense)
Income from financial applications	21,465	6,512	27,977	15,401
Monetary variation and arrears –energy sold	10,624	940	11,564	21,036
Other monetary variation – asset	32	78	110	205
Other financial revenues	5,280	2,872	8,152	9,907
Pis/Pasep/Cofins	0	0	0	(1)
Debt charges	(98,474)	(15,346)	(113,820)	(131,941)
Monetary variation on loans and financing	3,921	320	4,241	(14,534)
Other monetary variations – liability	721	1,786	2,507	(18,449)
Other financial expenses	(16,785)	(2,390)	(19,175)	(10,335)

	(73,216)	(5,228)	(78,444)	(128,711)

Other revenues (expenses)
Revenues	1	2	3	106
Expenses	(14)	(4)	(18)	(66)

	(13)	(2)	(15)	40

Operational Result	252,028	57,573	309,601	740,230

Social contribution	(22,180)	(5,257)	(27,437)	(66,001)
Income tax	(61,320)	(13,976)	(75,296)	(182,654)

Fiscal incentives	46,176	10,548	56,724	0

Net income for the period	214,704	48,888	263,592	491,575

Net income per share (R$)	5.15	1.17	6.32	11.79

Marketletter – March 2009	Chesf

Cash Flow for the period ended on March 31
(R$ thousand)

Operating Activities	2009	2008
		(Reclassified)

Net income for the period	263,592	491,575

Expenses (Revenues) not affecting cash:
Depreciation and amortization	155,559	149,656
Net long-term monetary and currency variations	(2,835)	26,929
Income tax and social contribution	(3,411)	(1,570)
Shareholding participation	(6,002)	0
Free energy	(1,132)	(26,181)
Property, plant and equipment losses	0	11
Provision for contingencies	10,011	4,966
Transmission regulatiry liability	(230)	(1,424)
Sales of investment	20	0

	415,572	643,962

Variation in current asset
Consumers, concessionaires and permit holders	(12,575)	(196,591)
Stored materials	3,137	(15,949)
Taxes and contributions to recover	(27,222)	(56,182)
Advances to employees	7,933	(10,792)
Collaterals and linked deposits	(747)	(24,652)
Tax credits	(8,033)	12,627
Services in course	(5,397)	8,538
Provision for credits of questionable liquidation	52,827	(36,783)
Other operating assets	707	(230)

	10,630	(320,014)

Variation in current liability
Suppliers	(29,357)	(9,396)
Taxes and social contributions	29,036	118,196
Estimated obligations	403	(6,942)
Consumer charges to collect	16,682	(987)
Research & Development	(17,267)	2,418
Financial compensation for utilization of hydro resources	(4,383)	(18,143)
Other operating liabilities	(33,662)	(635)

	(38,548)	84,511

Application in non-current asset
Consumer charges to collect	11,072	35,824
Tax credits	342	19,044
Collaterals and linked deposits	(20,442)	0
Other	(114)	63

	(9,142)	54,931

Increase (decrease) in non-current liabilities
Provisions for contingencies	(252)	4,433
Consumer charges to collect	(13,693)	23,286
Research & Development	3,305	10,673

	(10,640)	38,392

Total of operating activities	367,872	501,782

Investment Activities
Application in property, plant and equipment and intangible assets	(130,689)	(121,970)
Permanent shareholding participations	(62,525)	(18,500)
Property and rights for future use	(446)	(253)

	(193,660)	(140,723)

Financing Activities
Loans and financing obtained in the long-term	86	21,226
Payable charges on loans and financing	102,114	123,022
Monetary variation on loans and financing	(3,381)	2,671
Payment of short-term parts of loans and financing of long-term nature	(99,990)	(126,478)
Financial charges paid to shareholders and related parties	(95,235)	(146,997)
Financial charges paid to financial institutions and other parties	(14,988)	(26,755)
Private security fund	(33,039)	(41,153)
Property, plant and equipment and intangible discharges	4,200	1,362
Others	15,826	6,237

	(124,407)	(186,865)

Total of cash effects	49,805	174,194

Cash and cash equivalent – beginning of period	896,290	574,100
Cash and cash equivalent – end of period	946,095	748,294

Cash variation	49,805	174,194

Marketletter – March 2009	Chesf

		R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

543.62	1,018.56	49.01%	61.60%

Market Data

Energy generated

			Energy	Beginning of	End of
	Installed	Guaranteed	generated -	operation	concession
Plant	Capacity - MW	Energy - MW	MWh

			1st qrt/09

Funil	30.00	15.50	23,270.829	03/1962	07/07/2015
Pedra	20.00	7.20	16,130.122	04/1978	07/07/2015
Araras	4.00	2.00	-	02/1967	07/07/2015
Curemas	3.50	2.00	2,728.634	01/1957	25/11/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	3,594,898.757	01/1955	02/10/2015
Sobradinho	1,050.30	531.00	866,539.745	04/1979	09/02/2022
Luiz Gonzaga	1,479.60	959.00	1,591,871.65	02/1988	03/10/2015
Boa Esperança (Castelo Branco)	237.30	143.00	323,679.893	01/1970	10/10/2015
Xingó	3,162.00	2,139.00	3,932,877.267	04/1994	02/10/2015
Piloto	2.00	-	-	02/1949	10/08/2015
Camaçari	350.00	-	15,982.818	02/1979	10/08/2007

Energy sold

	1st qrt/09

Sale	R$ million	MWh

Regulated Contracts - CCEAR	611.79	9,008,005.70
Short-term bilateral contracts	32.54	437,710.00
Long-term bilateral contracts	48.97	307,553.22
Contracted load	153.60	1,769,683.00

Total	846.90	11,522,951.92

Energia Liquidada na CCEE

1º tri/09

MWh	3,537,776.48
R$ million	139.3

Fuel for production of electric energy

		1st qrt/09

	Metric		Value
Type	unit	Quantity	R$ million

Natural gas	m³	3,699,300	3.03

Diesel oil	L	2,199,730	3.94

Losses in generation - %

1st qrt/09

2,53%

Extension of transmission lines (km) – 03/31/09

Concession Área	Extension (km)	Tension	Operation	End of Concession

ANGELIM II-RECIFE II	169.00	500	ago/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	mai/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	fev/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	abr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	mai/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	out/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dez/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	out/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	set/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.00	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	out/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	fev/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	mai/00	7/7/2015

Marketletter – March 2009	Chesf

PRES.DUTRA-TERESINA II	208.00	500	abr/03	7/7/2015
QUIXADA-FORTALEZAII	137.80	500	ago/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	mai/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dez/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	out/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	mai/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	out/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	out/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	out/79	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	dez/79	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	mai/80	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	out/80	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	dez/81	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	mai/83	7/7/2015
PLANT XINGO - XINGO	0.90	500	out/95	7/7/2015
PLANT XINGO - XINGO	0.90	500	out/95	7/7/2015
PLANT XINGO - XINGO	0.90	500	out/95	7/7/2015
PLANT.XINGO.- XINGO	0.90	500	out/95	7/7/2015
PLANT XINGO - XINGO	0.80	500	mar/94	7/7/2015
PLANT XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	mai/00	7/7/2015
XINGO-MESSIAS	218.90	500	fev/93	7/7/2015

Sub-total - 500 kV	5,121.50

ANGELIM-MESSIAS	78.80	230	abr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	out/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	ago/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dez/81	7/7/2015
BONGI-ACONORTE	6.00	230	ago/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dez/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	out/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	ago/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	mai/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	set/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dez/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	set/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	abr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	fev/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	out/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	out/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	mai/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	out/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	fev/82	7/7/2015
CAMACARI-CQR	7.20	230	mai/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	out/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	set/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	set/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	ago/53	7/7/2015
CAMACARI-PITUACU	39.20	230	out/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dez/71	7/7/2015
COTEGIPE-MATATU	30.00	230	mai/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	ago/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	ago/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	ago/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015

Marketletter – March 2009	Chesf

FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	fev/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	abr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	out/05	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	mai/05	7/7/2015
FORTALEZA II-PICI	27.70	230	mai/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	out/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	out/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dez/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	fev/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	fev/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	set/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	ago/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	ago/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	ago/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	mai/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	ago/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	abr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	abr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dez/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	fev/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dez/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dez/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	-	230	fev/09	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	out/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dez/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dez/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	ago/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	out/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	abr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	mai/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	mai/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dez/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	out/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dez/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	abr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	set/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	out/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	fev/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	out/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	ago/73	7/7/2015
PARAISO - NATAL II	97.90	230	abr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	ago/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	fev/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	fev/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015

Marketletter – March 2009	Chesf

RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015
RECIFE II-PAU FERRO	32.00	230	set/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	set/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	set/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	abr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	fev/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	set/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	mai/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dez/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	fev/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	abr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	abr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	set/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	set/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	out/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dez/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	abr/81	7/7/2015
PLANT II-P.AFONSO	0.60	230	out/61	7/7/2015
PLANT II-P.AFONSO	0.70	230	dez/64	7/7/2015
PLANT II-P.AFONSO	0.60	230	mai/67	7/7/2015
PLANT II-P.AFONSO	0.70	230	mai/67	7/7/2015
PLANT II-P.AFONSO	0.70	230	dez/67	7/7/2015
PLANT III-P.AFONSO	0.60	230	out/71	7/7/2015
PLANT III-P.AFONSO	0.60	230	abr/72	7/7/2015
PLANT III-P.AFONSO	0.60	230	abr/74	7/7/2015
PLANT III-P.AFONSO	0.60	230	ago/74	7/7/2015
PLANT I-P.AFONSO	0.60	230	jan/55	7/7/2015
PLANT I-P.AFONSO	0.60	230	jan/55	7/7/2015

Sub-total - 230 kV	12,537.52

C.GRANDE II-S.CRUZ II	117.30	138	abr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dez/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dez/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	out/65	7/7/2015
PLANT II-ZEBU	6.00	138	dez/64	7/7/2015

Sub-total - 138 kV	383.90

ABAIXADORA-MULUNGU	6.50	69	mai/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	fev/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	out/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	set/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	out/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	mai/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	abr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
PLANT DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	abr/83	7/7/2015
ZEBU-XINGO	56.50	69	ago/81	7/7/2015

Sub-total 69 kV	425.50

Total	18,468.42

Average tariff – R$/MWh

1st qrt/09

77.44

Marketletter – March 2009	Chesf

Main investments - R$ million

Project	1st qrt/09

Transmission	86.42

Extension of the Northeast Transmission System	25.57
Reinforcement and improvement of the transmission system	45.67
Maintenance of transmission system	15.18

Generation	34.19

Maintenance of generation system	7.35
Studies for generation expansion	1.79
Resettlement of Itaparica	25.05

Infra-structure	10.08

Real Estate	2.66
Maintenance of equipment/vehicles/furniture	2.46
Maintenance of info assets.	4.96

Total	130.69

New owner investments – Transmission

Project	State	Total	Extension of	Beginning	End of
	Venue	Investment	the lines -	of	concession
		R$ million	Km	Operation

TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	30/11/2010	16/10/2038

TL 230 kV Funil/Itapebi C3	BA	49.3	198	30/06/2010	20/04/2037

TL 230 kV Ibicoara/Brumado C1	BA	82.0	95	30/12/2009	14/06/2037

TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	15/04/2010	17/03/2038

TL 230 kV Milagres/Coremas C2	CE / PB	20.9	120	30/06/2009	04/03/2035

		Incluído na
TL 230 kV Paraíso/Açu II C2	RN	LT 230 kV	135	20/09/2009	14/06/2037
		Picos / Tauá
		C1

TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183,2	15/02/2010	14/06/2037

SE Suape II 500/230 kV and SE Suape III 230/69 kV, with			45 km CS 500
a split of TL 500 kV			kV

Messias/Recife II C1 and 230 kV	PE	175.2	10,8 km CD	28/01/2011	28/01/2039
Pirapama/Termopernambuco C1/C2			230 kV

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Date due	Currency

Eletrobrás
ECF-1186-A/94	187.67	30/12/2012	US$
ECR-250/94	4.79	30/12/2009	US$
ECF-1201-E/95	174.04	30/12/2012	R$
ECF-1197-E/95	2,604.96	28/02/2017	R$
ECF-1231-A/94	2.42	30/12/2009	R$
ECF-1761/98	59.98	28/02/2011	R$
ECF-1761/98-TR II	9.30	30/06/2010	R$
ECF-1762/98	94.94	30/12/2010	R$
ECF-2113/2001	0.18	30/10/2009	R$
ECF2561-A/07	142.99	30/09/2018	R$
ECF-2648/07	17.96	30/12/2018	R$
ECF-2684/08	0.09	30/12/2018	R$
Financial institutions
Inst. Financ. Internacional	54.30	30/11/2008	Euro
Banco do Brasil	161.71	16/02/2012	R$
Banco do Brasil	14.87	26/02/2012	R$
Banco do Brasil	16.13	26/03/2012	R$
Banco do Brasil	16.41	26/04/2012	R$
Banco do Brasil	16.24	26/05/2012	R$
Banco do Brasil	16.11	26/06/2012	R$
Banco do Brasil	11.81	26/07/2012	R$
Banco do Nordeste	69.45	30/08/2020	R$

General total	3,676.35

Marketletter – March 2009	Chesf

Contract obligations on 03/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Generation	270.34	324.81	355.06	638.33	317.54	350.59	1,008.43
Transmission	100.42	114.63	31.58	26.00	21.99	21.99	94.64

Total	370.76	439.44	386.64	664.33	339.53	372.58	1,103.07

Partnership

Generation

					Enterprise	Partnership		Beginning	Beginning	End
SPC/	Object	Installed	Guaranteed	Participation	Value			operation	construction	concession

Consortium		Capacity	Energy	%	R$ million	Partners	%

Energética	UHE					Neoenergia	51
Águas da	Dardanelos	261 MW	154.9	24.5	760.8	Eletronorte	24.5	12/2010	03/2007	2042
Pedra S.A.

						Suez
						Energy Ltda
Energia	UHE					Camargo	50.1
Sustentável	Jirau	3,300 MW	1,975.36	20.0	10,000.0	Correa	9.9	2013	2008	2043
do Brasil						Eletrosul	20.0

Transmission

			Participation	Enterprise	Partnership		In operation

SPC/Consortium	Object	TL Extension	%	Value	Partners	%	Yes	No
				R$ million

STN – Sistema de	TL (Teresina/Sobral/
Transmissão	Fortaleza)	546 km	49	516.2	Alusa	51	X
Nordeste S.A.	500 kV

					Fundo de
					Investimentos em
	TL				Participações	48
Integração	(Colinas/Miracema/Gur				Brasil Energia –
Transmissora de	upi/Peixe 2/ Serra da	695 km	12	500	FIP		X
Energia S.A. -	Mesa 2)
INTESA	500 kV

					Engevix	3

					Eletronorte	37

	TL-Oriximiná /	375 km			Eletronorte	30
	Itacoatiara, CD, 500 kV

Manaus	TL- Itacoatiara/Cariri	212 km			Espanhola	30
Transmissora de	CD, 500 kV,				Abengoa

Energia S.A.			19.5	1,114	Fundo de			X
	SE-Itacoatiara 500/138				Investimento em
	kV e SE Cariri 500/230				Participações	20,5
	kV				Brasil Energia -
					FIP

	TL-Coletora Porto
	Velho (RO)-Araraquara
	2 (SP), nº 01, CC, +/-	2.375km	24,5	2.974	Furnas	24,5		X
	600 kV

Interligação Elétrica	Estação retificadora n
do madeira SA	02 CA/CC, 500 kV, +/-				CTEEP- Cia de
	600 kV – 3.150 MW				Transmissão de

	Estação inversora nº 02				Energia Elétrica	51
	CC/CA, +/- 600 kV/500				Paulista
	kV – 2.950 MW

Number of employees – 03/31/09

Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

838	584	55	137	1.614	2.414	5,642

Department	Number of employees

Field	3,460
Administrative	2,182

Marketletter – March 2009	Chesf

Complementary work force – 03/31/09

Others

10

Marketletter – March 2009	Eletronorte

Balance Sheet for the period ended on March 31
(R$ thousand)

	Parent Company		Consolidated
Assets	2009	2008	2009	2008

Current Assets
Cash and banks	277	1,612	4,578	26,508
Open-market applications	1,083,333	1,118,411	1,083,593	1,118,411
Consumers, concessionaires and affiliates	1,106,244	492,549	1,174,531	1,160,927
Loans and Financing	131,620	10,706	125,363	-
Debt charges	332	352	-	-
Provision for credits of questionable liquidation	(677,619)	(55,844)	(776,791)	(513,441)
Debtors	28,731	77,886	29,820	109,060
Other credits	172,201	121,091	140,588	197,306
Stored materials	83,356	72,143	85,271	117,485
Expenses paid in advance	15,188	15,726	15,829	28,535

	1,943,663	1,854,632	1,882,782	2,244,791

Non-Current Assets
Loans and Financing	26,963	426,715	-	-
Holding and controlled co’s	44,366	7,607	44,803	7,607
Other credits	22,751	27,212	22,751	1,404,233
Consumers, concessionaires and affiliates	56,631	55,952	69,620	71,656
Property for sale	419	419	419	419
Legal deposits	76,064	144,409	76,905	93,405
ICMS tax to recover	666,851	605,767	702,734	605,767
Provision for credits of questionable liquidation	(727,032)	(374,728)	(727,032)	(374,728)
Expenses paid in advance	32,798	33,560	32,798	33,560

	199,811	926,913	222,998	1,841,919

Investments	388,615	525,557	332,350	17,026,557
Property, plant and equipment	14,492,674	15,434,719	14,620,875	21,945
Intangible	16,607	8,893	17,477	232,867
Deferred	-	38,680	-	38,680

	15,097,707	16,934,762	15,193,700	19,161,968

Total Assets	17,041,370	18,789,394	17,076,482	21,406,759

Marketletter – March 2009	Eletronorte

	Parent Company		Consolidated
Liabilities and Stockholders Equity	2009	2008	2009	2008

Current Liabilities
Payment-roll	10,435	10,253	11,015	10,253
Regulatory taxes	110,624	123,952	111,288	129,705
Taxes and social contributions	73,431	74,974	75,214	105,383
Suppliers	195,682	177,657	196,665	597,749
Private security fund	2,544	10,688	2,544	10,688
Debt charges	29,635	24,137	29,635	24,724
Loans and financing	398,529	268,464	400,737	403,727
Other payable accounts	104,185	174,349	106,752	310,579
Research and development	51,779	85,419	54,067	90,759
Consumer	37,778	32,263	37,778	32,263
Estimated obligations	58,448	45,696	62,762	63,002
Provisions	684,784	861,541	685,694	903,968

	1,757,854	1,889,393	1,774,151	2,682,800

Non-Current Liabilities
Taxes and social contributions	28,867	26,754	28,867	56,751
Consumer	1,009,446	1,051,362	1,009,446	1,051,362
Other payable accounts	29,145	36,042	33,137	936,103
Research and development	32,943	-	32,943	-
Loans and financing	7,855,969	7,333,090	7,870,792	8,226,990
Environmental compensation - UHE Tucuruí	296,071	319,407	296,071	319,407

	9,252,441	8,766,655	9,271,256	10,590,613

	11,010,295	10,656,048	11,045,407	13,273,413

Stockholders’ Equity and Resources for capital increase
Social Capital	4,177,205	2,843,235	4,177,205	2,843,235
Capital Reserves	1,853,870	3,956,141	1,853,870	3,956,141

	6,031,075	6,799,376	6,031,075	6,799,376

Resources for capital increase	-	1,333,970	-	1,333,970

	6,031,075	8,133,346	6,031,075	8,133,346

Total Liabilities and Stockholders’ Equity and Resources for capital increase	17,041,370	18,789,394	17,076,482	21,406,759

Marketletter – March 2009	Eletronorte

Statement of Income for the period ended on March 31
(R$ thousand)

	Parent Company		Consolidated
	2009	2008	2009	2008

Operating Revenue
Supply of electric energy	256,205	383,771	296,017	686,512
Gross supply of electric energy	474,471	500,356	456,202	488,202
Availability of transmission grid	192,111	171,530	195,151	171,530
Electric energy traded at CCEE	87,551	105,339	87,551	105,339
Other operating revenues	79,285	6,039	79,899	9,416

	1,089,623	1,167,035	1,114,820	1,460,999

Deductions to Operating Revenue
Sales taxes - ICMS	(14,333)	(12,100)	(21,150)	(80,997)
Social contribution – PASEP/COFINS	(73,474)	(78,618)	(77,618)	(81,968)
Service tax - ISS	(293)	(221)	(305)	(242)
Global Reversion Reserve	(25,175)	(28,643)	(25,634)	(34,920)
Energetic development account - CDE	(8,452)	(9,058)	(8,452)	(9,058)
Fuel consumption account - CCC	(35,421)	(39,121)	(36,267)	(46,985)
Research and Development	(8,958)	(9,770)	(9,280)	(11,963)
Proinfa	(27,247)	(12,016)	(27,247)	(12,014)

	(193,353)	(189,547)	(205,953)	(278,147)

Net Operating Revenue	896,270	977,488	908,867	1,182,852

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(87,640)	(68,978)	(87,640)	(215,956)
Charges on the use of electric grid	(123,744)	(108,869)	(123,744)	(108,869)

	(211,384)	(177,847)	(211,384)	(324,825)

Operating cost
Personnel	(86,239)	(83,085)	(90,425)	(102,940)
Material	(16,480)	(5,018)	(16,593)	(6,768)
Third party services	(25,128)	(21,681)	(25,352)	(31,568)
Fuel for production of electric energy	(30,007)	(22,440)	(30,007)	(193,763)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	-	-	-	-
Financial compensation for the use of hydro resources	(55,819)	(48,454)	(55,819)	(48,454)
Depreciation and amortization	(150,411)	(153,326)	(151,482)	(173,828)
Provisions	(93,973)	(50,345)	(93,973)	(107,617)
Others	(13,137)	(3,952)	(13,202)	133,498

	(471,194)	(388,301)	(476,853)	(531,440)

Cost of third party service	(1,269)	(978)	(1,269)	(978)

	(683,847)	(567,126)	(689,506)	(857,243)

Gross operating income	212,423	410,362	219,361	325,609

Operating expenses
Sales expenses	(40,798)	(43,196)	(47,202)	(64,487)
Administrative and general expenses	(93,423)	(87,222)	(99,580)	(120,228)
Other operating expenses	(8,228)	(5,047)	(8,283)	(11,940)

	(142,449)	(135,465)	(155,065)	(196,655)

Service result	69,974	274,897	64,296	128,954

Revenue from multi-media communication	2,258	435	2,258	435

Result on the Equity Method	(3,146)	(412,300)	1,781	-

Financial Revenue (Expense)
Income from financial applications	35,765	36,162	35,792	36,162
Arrears on energy sold	15,158	12,486	15,158	17,037
Monetary variation – asset	4,291	1,674	6,517	15,528
Monetary variation – liability	70,882	(120,541)	70,882	(121,782)
Debt charges	(342,439)	(263,994)	(343,815)	(283,768)
Others	(4,463)	(1,712)	(4,589)	(471)

	(220,806)	(335,925)	(220,055)	(337,294)

Otheroperating revenues (expenses)	(5,870)	-	(5,870)	-

Operating Result	(157,590)	(472,893)	(157,590)	(207,905)

No-operating result	-	(11,167)	-	(276,155)

Loss before Income Tax	(157,590)	(484,060)	(157,590)	(484,060)

Loss for the period	(157,590)	(484,060)	(157,590)	(484,060)

Loss per share - R$	(1.91)	(6.95)	(1.91)	(6.95)

Marketletter – March 2009	Eletronorte

Statement of Income for the period ended on March 31, by activities
(R$ thousand)

	Parent Company

	2009

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	256,205	0	0	0	256,205
Gross supply of electric energy	390,831	0	83,640	0	474,471
Availability of transmission grid	0	192,111	0	0	192,111
Electric energy traded at CCEE	87,551	0	0	0	87,551
Other operating revenues	72,044	7,202	39	0	79,285

	806,631	199,313	83,679	0	1,089,623

Deductions to Operating Revenue
Sales taxes - ICMS	(6,201)	0	(8,132)	0	(14,333)
Social contribution – PASEP	(10,786)	(1,486)	(831)	0	(13,103)
Social contribution – COFINS	(49,688)	(6,854)	(3,829)	0	(60,371)
Service tax - ISS	(13)	(279)	(1)	0	(293)
Global Reversion Reserve	(18,532)	(4,768)	(1,875)	0	(25,175)
Energetic development account - CDE	(8,452)	0	0	0	(8,452)
Fuel consumption account - CCC	(35,421)	0	0	0	(35,421)
Research and Development	(6,447)	(1,828)	(683)	0	(8,958)
Others	(27,247)	0		0	(27,247)

	(162,787)	(15,215)	(15,351)	0	(193,353)

Net Operating Revenue	643,844	184,098	68,328	0	896,270

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(175)	0	(87,465)	0	(87,640)
Charges on the use of electric grid	(123,744)	0	0	0	(123,744)

	(123,919)	0	(87,465)	0	(211,384)

Operating expenses
Personnel	(39,226)	(47,013)	0	0	(86,239)
Material	(12,262)	(4,218)	0	0	(16,480)
Third party services	(17,675)	(7,453)	0	0	(25,128)
Fuel for production of electric energy	(57,419)	0	(165,807)	0	(223,226)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	48,347	0	144,872	0	193,219
Financial compensation for the use of hydro resources	(55,819)	0	0	0	(55,819)
Depreciation and amortization	(104,093)	(46,318)	0	0	(150,411)
Provisions	(50,024)	(43,938)	(11)	0	(93,973)
Others	(8,578)	(4,559)	0	0	(13,137)

	(296,749)	(153,499)	(20,946)	0	(471,194)

Cost of third party services	(369)	(900)	0	0	(1,269)

	(421,037)	(154,399)	(108,411)	0	(683,847)

Gross operational income	222,807	29,699	(40,083)	0	212,423

Operating expenses
Sales expenses	(1,682)	(2,216)	(36,900)	0	(40,798)
Administrative and general expenses	(46,791)	(44,771)	(1,861)	0	(93,423)
Other operating expenses	(4,452)	(3,623)	(153)	0	(8,228)
	(52,925)	(50,610)	(38,914)	0	(142,449)
Service result	169,882	(20,911)	(78,997)	0	69,974

Revenue from multi-media communication	0	0	0	2,258	2,258

Result on the Equity Method	0	0	0	(3,146)	(3,146)

Financial Revenue (Expense)
Income from financial applications	35,260	485	20	0	35,765
Arrears on energy sold	15,158	0	0	0	15,158
Monetary variation – asset	1,735	2,133	423	0	4,291
Monetary variation – liability	46,783	23,338	761	0	70,882
Debt charges	(332,291)	(8,334)	(1,814)	0	(342,439)
Others	(4,660)	(1,338)	1,535	0	(4,463)
	(238,015)	16,284	925	0	(220,806)
Other revenues	37	1	0	0	38

Other expenses	(2,307)	(3,539)	(62)	0	(5,908)

Operating Result	(70,403)	(8,165)	(78,134)	(888)	(157,590)

Non-Operating Result	0		0	0	0

Loss before income tax	(70,403)	(8,165)	(78,134)	(888)	(157,590)

Provision for Income Tax	0	0	0	0	0

Loss for the period	(70,403)	(8,165)	(78,134)	(888)	(157,590)

Loss per share - R$	(0.85)	(0.10)	(0.95)	(0.01)	(1.91)

Marketletter – March 2009	Eletronorte

	Parent Company

	2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	383.771	0	0	0	383.771
Gross supply of electric energy	445.785	0	54.571	0	500.356
Availability of transmission grid	0	171.530	0	0	171.530
Electric energy traded at CCEE	105.339	0	0	0	105.339
Other operating revenues	284	5.739	16	0	6.039

	935.179	177.269	54.587	0	1.167.035

Deductions to Operating Revenue
Sales taxes - ICMS	(5.339)	0	(6.761)	0	(12.100)
Social contribution – PASEP	(12.116)	(1.236)	(668)	0	(14.020)
Social contribution – COFINS	(55.816)	(5.704)	(3.079)	0	(64.599)
Service tax - ISS	(6)	(215)	0	0	(221)
Global Reversion Reserve	(22.872)	(4.512)	(1.259)	0	(28.643)
Energetic development account - CDE	(9.058)	0	0	0	(9.058)
Fuel consumption account - CCC	(39.121)	0	0	0	(39.121)
Research and Development	(7.712)	(1.634)	(424)	0	(9.770)
Others	(12.016)	0		0	(12.016)

	(164.056)	(13.301)	(12.191)	0	(189.548)

Net Operating Revenue	771.123	163.968	42.396	0	977.487

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	0	0	(68.978)	0	(68.978)
Charges on the use of electric grid	(108.869)	0	0	0	(108.869)

	(108.869)	0	(68.978)	0	(177.847)

Operating expenses
Personnel	(37.150)	(45.935)	0	0	(83.085)
Material	(3.916)	(1.101)	0	0	(5.017)
Third party services	(15.269)	(6.411)	0	0	(21.680)
Fuel for production of electric energy	(47.820)	0	(136.724)	0	(184.544)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	42.232	0	119.871	0	162.103
Financial compensation for the use of hydro resources	(48.454)	0	0	0	(48.454)
Depreciation and amortization	(108.688)	(44.638)	0	0	(153.326)
Provisions	(46.425)	(3.918)	0	0	(50.343)
Others	(186)	(3.633)	(136)	0	(3.955)

	(265.676)	(105.636)	(16.989)	0	(388.301)

Cost of third party services	(356)	(623)	0		(979)

	(374.901)	(106.259)	(85.967)	0	(567.127)

Gross operational income	396.222	57.709	(43.571)	0	410.360

Operating expenses
Sales expenses	(10.705)	(10.392)	(22.099)	0	(43.196)
Administrative and general expenses	(42.849)	(42.575)	(1.799)	0	(87.223)
Other operating expenses	(2.478)	(2.442)	(127)	0	(5.047)
	(56.032)	(55.409)	(24.025)	0	(135.466)

Service result	340.190	2.300	(67.596)	0	274.894

Revenue from multi-media communication	0	0	0	435	435

Result on the Equity Method	0	0	0	(412.300)	(412.300)

Financial Revenue (Expense)
Income from financial applications	30.703	5.252	207	0	36.162
Arrears on energy sold	12.486	0	0	0	12.486
Monetary variation – asset	793	164	717	0	1.674
Monetary variation – liability	(115.701)	(5.729)	890	0	(120.540)
Debt charges	(252.800)	(9.867)	(1.327)	0	(263.994)
Others	(2.480)	(1.299)	617	1.453	(1.709)

	(326.999)	(11.479)	1.104	1.453	(335.921)

Other revenues	0	0	0	0	0

Other expenses	0	0	0	0	0

Operating Result	13.191	(9.179)	(66.492)	(410.412)	(472.892)

Non-Operating Result	(10.293)	(851)	(24)	0	(11.168)

Loss before income tax	2.898	(10.030)	(66.516)	(410.412)	(484.060)

Provision for Income Tax	0		0	0	0

Loss for the period	2.898	(10.030)	(66.516)	(410.412)	(484.060)

Loss per share - R$	0,04	(0,14)	(0,95)	(5,89)	(6,95)

Marketletter – March 2009	Eletronorte

	Consolidated

	2009

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	256,205	0	39,812	0	296,017
Gross supply of electric energy	390,831	0	65,371	0	456,202
Availability of transmission grid	0	192,111	3,040	0	195,151
Electric energy traded at CCEE	87,551	0	0	0	87,551
Other operating revenues	72,044	7,202	653	0	79,899

	806,631	199,313	108,876	0	1,114,820

Deductions to Operating Revenue
Sales taxes - ICMS	(6,201)	0	(14,949)	0	(21,150)
Social contribution – PASEP	(10,786)	(1,486)	(1,570)	0	(13,842)
Social contribution – COFINS	(49,688)	(6,854)	(7,234)	0	(63,776)
Service tax - ISS	(13)	(279)	(13)	0	(305)
Global Reversion Reserve	(18,532)	(4,768)	(2,334)	0	(25,634)
Energetic development account - CDE	(8,452)	0	0	0	(8,452)
Fuel consumption account - CCC	(35,421)	0	(846)	0	(36,267)
Research and Development	(6,447)	(1,828)	(1,005)	0	(9,280)
Others	(27,247)	0	0	0	(27,247)

	(162,787)	(15,215)	(27,951)	0	(205,953)

Net Operating Revenue	643,844	184,098	80,925	0	908,867

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(175)	0	(87,465)	0	(87,640)
Charges on the use of electric grid	(123,744)	0	0	0	(123,744)

	(123,919)	0	(87,465)	0	(211,384)

Operating expenses
Personnel	(39,226)	(47,013)	(4,186)	0	(90,425)
Material	(12,263)	(4,218)	(112)	0	(16,593)
Third party services	(17,675)	(7,453)	(224)	0	(25,352)
Fuel for production of electric energy	(9,072)	0	(20,935)	0	(30,007)
Financial compensation for the use of hydro resources	(55,819)	0	0	0	(55,819)
Depreciation and amortization	(104,095)	(46,318)	(1,069)	0	(151,482)
Provisions	(49,959)	(43,938)	(76)	0	(93,973)
Others	(8,643)	(4,559)	0	0	(13,202)

	(296,752)	(153,499)	(26,602)	0	(476,853)

Cost of third party services	(369)	(900)	0	0	(1,269)

	(421,040)	(154,399)	(114,067)	0	(689,506)

Gross operational income	222,804	29,699	(33,142)	0	219,361

Operating expenses
Sales expenses	(1,682)	(2,216)	(43,304)	0	(47,202)
Administrative and general expenses	(46,791)	(44,771)	(8,018)	0	(99,580)
Other operating expenses	(4,452)	(3,623)	(208)	0	(8,283)
	(52,925)	(50,610)	(51,530)	0	(155,065)

Service result	169,879	(20,911)	(84,672)	0	64,296

Revenue from multi-media communication	0	0	0	2,258	2,258

Result on the Equity Method	0	0	0	1,781	1,781

Financial Revenue (Expense)
Income from financial applications	35,260	485	47	0	35,792
Arrears on energy sold	15,158	0	0	0	15,158
Monetary variation – asset	2,172	2,133	2,212	0	6,517
Monetary variation – liability	46,783	23,338	761	0	70,882
Debt charges	(332,648)	(8,334)	(2,833)	0	(343,815)
Others	(4,660)	(1,338)	1,409	0	(4,589)

	(237,935)	16,284	1,596	0	(220,055)

Other revenues	37	1	0	0	38

Other expenses	(2,307)	(3,539)	(62)	0	(5,908)

Operating Result	(70,326)	(8,165)	(83,138)	4,039	(157,590)

Non-Operating Result	0	0	0	0	0

Loss before income tax	(70,326)	(8,165)	(83,138)	4,039	(157,590)

Loss for the period	(70,326)	(8,165)	(83,138)	4,039	(157,590)

Loss per share - R$	(0.85)	(0.10)	(1.01)	0.05	(1.91)

Marketletter – March 2009	Eletronorte

	Consolidated

	2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	432,621	0	250,788	0	683,409
Gross supply of electric energy	448,843	0	39,359	0	488,202
Availability of transmission grid	0	171,530	3,103	0	174,633
Electric energy traded at CCEE	105,339	0	0	0	105,339
Other operating revenues	320	5,739	3,357	0	9,416

	987,123	177,269	296,607	0	1,460,999

Deductions to Operating Revenue
Sales taxes - ICMS	(18,316)	0	(62,681)	0	(80,997)
Social contribution – PASEP	(12,117)	(1,236)	(1,265)	0	(14,618)
Social contribution – COFINS	(55,816)	(5,704)	(5,830)	0	(67,350)
Service tax - ISS	(6)	(215)	(21)	0	(242)
Global Reversion Reserve	(22,872)	(4,512)	(7,536)	0	(34,920)
Energetic development account - CDE	(9,058)	0	0	0	(9,058)
Fuel consumption account - CCC	(39,121)	0	(7,864)	0	(46,985)
Research and Development	(7,712)	(1,634)	(2,617)	0	(11,963)
Others	(12,014)	0	0	0	(12,014)

	(177,032)	(13,301)	(87,814)	0	(278,147)

Net Operating Revenue	810,091	163,968	208,793	0	1,182,852

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	0	0	(215,956)	0	(215,956)
Charges on the use of electric grid	(108,869)	0	0	0	(108,869)

	(108,869)	0	(215,956)	0	(324,825)

Operating expenses
Personnel	(50,262)	(45,935)	(6,743)	0	(102,940)
Material	(5,107)	(1,101)	(560)	0	(6,768)
Third party services	(17,453)	(6,411)	(7,704)	0	(31,568)
Fuel for production of electric energy	(176,910)	0	(16,853)	0	(193,763)
Financial compensation for the use of hydro resources	(48,454)	0	0	0	(48,454)
Depreciation and amortization	(119,921)	(44,638)	(9,269)	0	(173,828)
Provisions	(46,449)	(3,918)	(57,250)	0	(107,617)
Others	137,431	(3,633)	(300)	0	133,498

	(327,125)	(105,636)	(98,679)	0	(531,440)

Cost of third party services	(356)	(622)	0	0	(978)

	(436,350)	(106,258)	(314,635)	0	(857,243)

Gross operational income	373,741	57,710	(105,842)	0	325,609

Operating expenses
Sales expenses	(10,705)	(10,392)	(43,390)	0	(64,487)
Administrative and general expenses	(57,460)	(42,575)	(20,193)	0	(120,228)
Other operating expenses	(9,310)	(2,442)	(188)	0	(11,940)
	(77,475)	(55,409)	(63,771)	0	(196,655)

Service result	296,266	2,301	(169,613)	0	128,954

Revenue from multi-media communication	0	0	0	435	435

Result on the Equity Method	0	0	0	0	0

Financial Revenue (Expense)
Income from financial applications	30,703	5,252	207	0	36,162
Arrears on energy sold	12,486	0	4,551	0	17,037
Monetary variation – asset	8,103	164	7,261	0	15,528
Monetary variation – liability	(115,778)	(5,729)	(275)	0	(121,782)
Debt charges	(270,169)	(9,867)	(3,732)	0	(283,768)
Others	(6,827)	(1,301)	6,204	1,453	(471)

	(341,482)	(11,481)	14,216	1,453	(337,294)

Other revenues	0	0	0	0	0

Other expenses	0	0	0	0	0

Operating Result	(45,216)	(9,180)	(155,397)	1,888	(207,905)

Non-Operating Result	(275,278)	(851)	(26)	0	(276,155)

Loss before income tax	(320,494)	(10,031)	(155,423)	1,888	(484,060)

Loss for the period	(320,494)	(10,031)	(155,423)	1,888	(484,060)

Loss per share - R$	(4.60)	(0.14)	(2.23)	0.03	(6.95)

Marketletter – March 2009	Eletronorte

Cash Flow for the period ended on March 31
(R$ thousand)

	Parent Company

	2009	2008

Operating Activities

Loss for the period	(157,590)	(484,060)

Expenses(revenues) not affecting cash
Depreciation and amortization	154,214	157,580
Long-term monetary and currency variation	(68,707)	111,482
Decreases in the fixed assets	894	61
Provision for credits of questionable liquidation	84,859	86,674
Provisions for contingencies	46,991	-
Equity method	(3,145)	412,300

	57,516	284,037

Variation of current asset
Consumers, concessionaires and affiliates	(43,467)	(22,523)
Stored materials	(594)	(529)
Expenses paid in advance	(5,192)	(5,498)
Debtors	(4,470)	(10,725)
Other credits	68,149	(9,870)

	14,426	(49,145)

Variation of current liability
Suppliers	(75,612)	(87,584)
Payment-roll	(6,951)	(4,933)
Taxes and social contributions	(7,914)	(27,569)
Regulatory taxes	20,666	27,451
Private security fund	(1,357)	(3,835)
Other payable accounts	(82,107)	47,418

	(153,275)	(49,052)

Application in non-current assets
ICMS tax to recover	(44,619)	(20,987)
Legal deposits	(211,458)	(31,073)
Holding and controlled co’s	1,602	(312)
Public bonds and marketable securities	(82)	(24)
Consumers, concessionaires and affiliates	2,452	3,132
Loans and financing	-	1,791
Expenses paid in advance	167	134
Others	287	2,047

	(251,651)	(45,292)

Increase (decrease) in non-current liabilities
Suppliers	-	(773)
Taxes and social contributions	(540)	-
Consumers - Albrás	(9,042)	(5,399)
Private security fund	(4,377)	(1,463)
Other payable accounts	4,494	17,976

	(9,465)	10,341

Total of Operating Activities	(342,449)	150,889

Investment Activities
Acquisition in permanent assets	(36,036)	(42,923)
Increase in investments	-	(12,340)
Increase in deferred	-	(39)

	(36,036)	(55,302)

Financing Activities
Financing obtained – long-term	201,961	189,090
Payable charges on loans and financing	342,439	259,872
Monetary variation on loans and financing	2,433	7,569
Payment of loans	(473,029)	(57,710)
Payment of charges	(330,817)	(363,546)
Loans and financing granted	-	(109,000)

Loans and financing received	432,614	-

	175,601	(73,725)

Total of cash effects	(202,884)	21,862

Cash and cash equivalent – beginning of period	1,286,494	1,098,161
Cash and cash equivalent – end of period	1,083,610	1,120,023

Increase in cash and cash equivalent	(202,884)	21,862

Marketletter – March 2009	Eletronorte

			R$ million

	EBITDA		EBITDA Margin

	1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

Parent Company	217.24	15.92	24.24%	1.63%

Consolidated	217.56	302.78	23.94%	25.60%

			Market Data

Energy generated

				Beginning	End of	Beginning concession /
			Energy	operation	concession	authorization (Eletronorte
Plant	Installed	Guaranteed	generated -
	Capacity - MW	Energy -	MWh

		MW	1st qrt/09

UHE Coaracy Nunes	76.95		135.667	abr/75	8/7/2015	Regulation nº 038, de 13.02.92
						(Decree nº 35.701 de 23.06.1954)

UHE Tucuruí	8,370.00	4,140	12.794.342	abr/84	11/7/2024	Concession Decree 74.279 de
						11/07/1974 - 1ª Unidade - 30/12/1984
						- Regulation DNAEE 58 de
						18/05/1983

UHE Samuel	216.75		272.066	mar/89	14/9/2009	Concession Decree 83.975 de
						14.09.1979

UHE Curuá-Una	30.30	24	65.098	dez/05	27/7/2028	Concession transfer da UHE Curuá-
						Una da CELPA para a
						ELETRONORTE conforme Resolução
						Autorizativa Nº 345, de 18 de October
						de 2005.

UTE Electron	120.00		0	jun/05	Not defined	Regulation 156 de 06/07/1990,
						autoriza a ELETRONORTE a
						estabelecer, para fins de
						regularização.

UTE Rio Madeira	119.35		1.865	abr/68	Not defined	Regulation MME 1.130 de 08/09/1988
						autoriza a ELETRONORTE a
						estabelecer a plant Rio Madeira.

UTE Santana	178.10		119.430	jan/93	Not defined	Regulation 414 de 2/12/1994 autoriza
						a ELETRONORTE a establecer a
						UTE Santana.

UTE Rio Branco I	18.60		3,857	fev/98	Not defined	Regulation 156 de 06/07/1990,
						autoriza a ELETRONORTE a
						estabelecer, para fins de
						regularização.

UTE Rio Branco II	31.80		7,525	abr/81	Not defined	Regulation 156 de 06/07/1990,
						autoriza a ELETRONORTE a
						estabelecer, para fins de
						regularização.

UTE Rio Acre	45.49		557	abr/94	Not defined	Regulation DNAEE 235 de 21/10/1988
						e Regulation MME 343 de 19/05/1989,
						authorizes Eletronorte to establish fora
						UTE Rio Acre (3 x 10.000 kW);
						Regulation DNAEE 606 de 31/08/1994
						revoga Regulation DNAEE 235 e
						autoriza instalação de 2 geradores de
						21.500 kW.

UTE Senador Arnon	85.92		0		Not defined	Resolução ANEEL 1.018 de
Afonso Farias de						21/08/2007 autoriza a transferência da
Mello						UTE da Boa Vista Energia para a
						ELETRONORTE.

Marketletter – March 2009	Eletronorte

Electric energy purchased for resale

1st qrt/09

MWh	886,650
R$ million	87.6

Energy sold

Sale	1st qrt/09

	R$ million	MWh

Through auction	282.04	3,559,592.36
Through free market agreements or bilateral contracts	471.40	5,596,832.41

Total	753.44	9,156.424,77

CCEE liquidation - Sold

Type of contract	UNIT	1st qrt/09

	R$ million	109.13
CCEE	MWh	4,321,278.40
	MWaverage	1,999.67

CCEE liquidation - Purchase

Type of contract	UNIT	1st qrt/09

	R$ million	18.42
CCEE	MWh	385,798.57
	MWaverage	178.53

CCEE liquidation - Net

Type of contract	UNIT	1st qrt/09

	R$ million	90.71
CCEE	MWh	3,935,479.83
	MWaverage	1,821.14

Fuel for production of electric energy

		1st qrt/09

Type	Metric unit	Quantity	Value R$ million

Diesel oil	Litre	41,111,000	89,442,130.40
PTE oil	litre	82,260,000	173,922,193.10

Losses in generation - %

1st qrt/09

0.06

Losses in transmission - % - (Isolated system)

1st qrt/09

2.10

Extension of transmission lines (km) – 03/31/09

Concession Area		Extension (km)	Tension	Beginning operation		End of concession

Isolated system
Abunã	Rio branco	302.00	230	November	2002
Ariquemes	Jarú	83.82	230	September	1997
Jarú	Ji-Paraná	80.69	230	September	1997
Samuel	Ariquemes	151.60	230	August	1994
Samuel	Porto velho	40.55	230	July	1989
Samuel	Porto velho	40.55	230	July	1989
Samuel ( plant )	Samuel ( SE )	2.85	230	July	1989
Porto velho	Abunã	188.00	230	May	2002
Boa vista	Santa elena	190.20	230	July	2001
Ji-paraná	Pimenta bueno	117.80	230	June	2009
Pimenta Bueno	Vilhena	160.2	230	October	2008

Sub-total 230 kv		1,358.26

Coaracy nunes	Santana	108.00	138	October	1975
Coaracy nunes	Santana	109.00	138	February	2005

Marketletter – March 2009	Eletronorte

Santana	Portuária	4.00	138	April	1996
Coaracy nunes	Tartarugalzinho	87.00	138	June	2000
Abunã	Guajará mirim	129.00	138	May	2002
Rio branco	Epitaciolândia	194.48	138	March	2009
Ji-paraná	Rolim de moura	108.00	138	August	2009

Sub-total 138 kV		739.48

Rio branco	Tangará	19.02	69	February	2003
Rio branco	Tangará	19.02	69	February	2003
Rio branco	São francisco	8.68	69	November	2002
Rio branco	São francisco	8.68	69	November	2002
Santana	Macapá II	20.00	69	November	1996
Santana	Equatorial	13.00	69	August	2000
Tartarugalzinho	Calçoene	130.00	69	December	2001
Tartarugalzinho	Amapá	17.00	69	February	2002
Equatorial	Macapá	4.00	69	November	2005
Alfaville	Rio madeira	15.93	69	July	1989
Alfaville	Rio madeira	15.93	69	July	1989
Ji-paraná	Rolim de moura	108.00	69	December	1999
Porto velho	Areal	11.82	69	April	1999
Porto velho	Areal	13.14	69	September	1999
Santana	Santa rita	12.60	69	December	2008
Rio branco	Sena madureira	152.00	69	August	2009
Equatorial	Santa rita	5.09	69	September	2009
Porto Velho	Tiradentes	6.25	69	November	1989
Porto Velho	Tiradentes	6.25	69	November	2007
Tiradentes	Alfaville	7.18	69	November	2008
Tiradentes	Alfaville	7.18	69	November	2008

Sub-total 69 kV		488.78

Rio acre	Rio branco I	0.21	13.8	December	1994
Rio acre	São francisco	086	13.8	January	2002
Rio branco II	Rio branco I	6.20	13.8	December	1994
Rio branco II	São francisco	6.36	13.8	January	2002
Samuel ( plant )	Samuel ( SE )	1.14	13.8	July	1989
Rio branco II	Tangará	3.00		January	2001

Sub-total 13.8 kV		17.77

Isolated system total		2,604.29

Interconnected system

Colinas	Miracema	173.97	500	March	1999	JULY de 2015
Imperatriz	Colinas	342.60	500	March	1999	JULY de 2015
Imperatriz	Marabá	181.09	500	April	1981	JULY de 2015
Imperatriz	Marabá	181.82	500	March	1988	JULY de 2015
Imperatriz	Pres. Dutra	386.60	500	October	1982	JULY de 2015
Imperatriz	Pres. Dutra	385.30	500	February	1988	JULY de 2015
Tucuruí	Marabá	222.14	500	October	1981	JULY de 2015
Tucuruí	Marabá	221.70	500	February	1988	JULY de 2015
Pres. Dutra	Boa esperança	205.39	500	October	1982	JULY de 2015
São luiz ii	Pres. Dutra	299.83	500	July	1984	JULY de 2015
São luiz ii	Pres. Dutra	297.85	500	March	1986	JULY de 2015
Tucuruí	Vila do conde	327.10	500	December	1981	JULY de 2015
				November
				1984 a May
Tucuruí ( plant )	Tucuruí ( SE )	10.71	500	2005

Sub-total 500 kV		3,236.10

Altamira	Rurópolis	330.02	230	October	1988	JULY de 2015
Barra peixe	Rondonópolis	216.79	230	October	1997	JULY de 2015
Rondonópolis	Coxipó	187.80	230	September	1988	JULY de 2015
Rondonópolis	Coxipó	187.80	230	July	1984	JULY de 2015
Coxipó	Nobres	105.00	230	April	2001	JULY de 2015
Nobres	Nova mutum	110.00	230	April	2001	JULY de 2015
Nova mutum	Sorriso	150.00	230	April	2001	JULY de 2015
Sorriso	Sinop	86.00	230	April	2001	JULY de 2015
Guamá	Utinga	19.40	230	December	1981	JULY de 2015
Guamá	Utinga	19.40	230	December	1981	JULY de 2015
Imperatriz	Porto franco	110.10	230	October	1994	JULY de 2015
Jauru	Coxipó	366.00	230	June	2003	JULY de 2015
Jauru	Coxipó	366.00	230	June	2003	JULY de 2015
Miranda II	Peritoró	94.20	230	December	2002	JULY de 2015
Pres. Dutra	Peritoró	115.00	230	March	2003	JULY de 2015
Peritoró	Coelho neto	223.00	230	July	2006	JULY de 2015
Coelho neto	Teresina	127.10	230	September	2006	JULY de 2015
São luiz II	Miranda II	105.30	230	November	2002	JULY de 2015
São luiz II	São luiz I	18.60	230	January	1983	JULY de 2015
São luiz II	São luiz I	19.00	230	September	1988	JULY de 2015

Marketletter – March 2009	Eletronorte

Tucuruí	Altamira	317.60	230	June	1998	JULY de 2015
Utinga	Santa maria	93.02	230	December	1994	JULY de 2015
Vila do conde	Guamá	49.30	230	April	1981	JULY de 2015
Vila do conde	Guamá	49.30	230	December	1982	JULY de 2015
Marabá	Carajás	145.00	230	October	2004	JULY de 2015
Barra peixe	Rondonópolis	217.00	230	May	2009
Rio verde (barra do
peixe)	Rondonópolis	177.83	230	July	1983
São luiz II	Ute são luiz	0.05	230	January	1982
Carajás	Integradora	83.00	230	August	2009

Sub-total 230 kV		4,080.71

Tucuruí-vila	Cametá	214.21	138	August	1998	JULY de 2015
Coxipó	Rondonopolis-Cemat	188.60	138	July	1981	JULY de 2015
Couto magalhães	Rondonopolis-Cemat	176.00	138	April	1981	JULY de 2015
Curuá-una	TAPAJÓS-Celpa	68.80		January	2006

Sub-total 138 kV		647.61

Tucuruí	Tucuruí vila	2.30	69	July	1997
Tucuruí ( plant )	Tucuruí ( SE )	1.40	69	January	1980
Tucuruí ( plant )	Tucuruí ( SE )	1.40	69	December	1985

Sub-total 69 kV		5.10

Interconnected system total		7,969.52

General total		10,573.81

Voltage KV	Km

750	-
600	-
500	3,236.10
445	-
230	5,438.97
138	1,387.09
69	493.88
13,8	17.77

Total	10,573.81

Average tariff – R$/MWh

1º qrt/09

82.28

Main investments – R$ million

Projects	1st qrt/09

Transmission	50,388,321

TS Acre/Rondônia	1,564,898
TS Amapá	464,477
TS Roraima	459,484
Reinforcement of the Isalated System	1,363,114
TS North/Northeast-Maranhão	1,211,014
Transmission system maintenance	7,168,412
TS North/Northeast-Pará	2,696,360
TL Oiapoque-Calçoene	62,909
TL Maranhão Implantation	796,159
TL Rib. Gonçalves/Balsas Implantation	227,223
SE Miranda II Implantation	20,297,582
Reinforcement interconnected system	14,076,689

Generation	2,544,145

HPU Coaracy 2nd stage	9,346
Generation system maintenance	2,371,549
HPU Tucuruí	65,889
HPU Curuá-Una-Amplia	97,361

Others	5,871,943

Preservation and conservation	4,661,772
Infrastructure - real estate	-
Infrastructure – other assets	70,476
Infrastructure - tecnologies	1,139,695
Headquarters	-

TOTAL	58,804,409

Partnership

Generation

SPC/Consortium	Assured	Participation %	Enterprise Value	Partnership		Generated Energy

				Partners	%	1st qrt/09

Marketletter – March 2009	Eletronorte

	Energy - MW		R$ million

EAPSA - Enerigia Águas da Pedra - UHE Dardanelos	261MW (installed capacity) 247 MW (assured energy)	24.5	760,8	Neoenergia	51	Construction
				Chesf	24.5

AMAPARI ENERGIA - UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 24 MW (assured energy)21 MW (installed capacity)	49.00	65	MPX Mineração e Energia LTDA	51.00	UTE Serra do Navio 29.184,78 MWh

	PCH Capivara 30 Mw (installed capacity)					Viability studies

Transmission

SPE/Consortium	Object	Participation %	Enterprise Value R$ million	Partnership		In operation

				Partner	%	Yes	No

INTESA - Integração Transmissora de Energia S.A.	Transmission Line (Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2) 500KV with 688 Km	37	500	Fundo de Investimento em Participação Brasil Energia Chesf	51	X
					12

AETE - Amazônia Eletronorte Transmissora de Energia S.A	Transmission Line (Coxipó-Cuiabá- Rondonópolis- SE Seccionadora Cuiabá)- 240 KV with 1.124 Km	49	116	Bimetal Ind. Com. Prod. Metalúrgicos SA Alubar Cabos SA Linear	24.5	X
					13.25
					13.25

Brasnorte Transmissora de Energia SA	Transmission Line Jauru - Juba – C2; LT Maggi - Nova Mutum, ambas em 230 kV, SE Juba e SE Maggi - 230/138 kV with 129 Km	45	238	Terna Participações SA	35		X
				Bimetal	20

Manaus Transmissora de Energia SA	Transmission Line Oriximiná - Itacoatiara - Cariri, em 500kV, com 586 Km, SE Itacoatiara e SE Cariri	30	1,114	Fundo de Investimento em Participação Brasil Energia	20.5		X

				Abengoa	30
				Chesf	19.5

Porto Velho Transmissora de Energia SA	SE Coletora Porto Velho-500/230 kV, 2 estações conversoras (back- to-back), 400 MW e LT Coletora Porto Velho-Porto Velho, C1/C2, 230 kV com 17,3 km	24,5	516	Eletrosul	24,5		X
				Abengoa Concessões Brasil Holding SA	25,5
				Construtora Andrade Gutierrez	25,5

Estação Transmissora de Energia SA	Estação conversora 01 CA/CC, 500/±600 kV e estação inversora 01 CC/CA, ±600/500 kV	24,5	1.450	Eletrosul	24,5		X
				Abengoa Concessões Brasil Holding SA	25,5
				Construtora Andrade Gutierrez	25,5

Norte Brasil Transmissora de Energia SA	LT coletora Porto Velho (RO)- Araraquara (SP), ±600 kV com 2.375 km	24,5	1.722	Eletrosul	24,5
				Abengoa Concessões Brasil Holding SA	25,5		X
				Construtora Andrade Gutierrez	25,5

New owner investments – Transmission

Enterprise	State/ Vanue	Total of Investment R$ millions	Extension km	Beginning of Operation	End of Concession

TL Ribeiro Gonçalves - Balsas 230 kV - CS SE Balsas
230/69 Kv - Adaptações SE Riberio Gonçalves	MA/PI	75.00	35	Set/09	2039

TL Presidente Dutra - São Luis II C1 e C2 / SE Miranda	MA	102.04	95	jun/10	2040

Marketletter – March 2009	Eletronorte

II - Seccionamento da LT

LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II - Seccionamento da LT	MA	86.75	3.24	out/10	2040

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY

ELETROBRAS
ECR - 257/97 - BID	US$	514.7	6/4/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	80.4	4/8/2014	Semi-annual installments

		595.1

ECR - 260/98 - EXIMBANK	Yen	221.0	6/4/2024	Semi-annual installments

		221.0

ECF-1848/98	IGPM	2,556.0	30/12/2024	Quartelly installments
DEL-012/2007 ELB	IGPM	2,580.2	30/12/2024	Quartelly installments

		5,136.2

ECF-1424/96	RGR	25.0	30/6/2016	Monthly installments
ECF-1545/97	RGR	92.7	30/3/2016	Monthly installments
ECF-1554/97 RN	RGR	20.0	30/6/2016	Monthly installments
ECF-1630/97 RN	RGR	1.3	30/4/2016	Monthly installments
ECF-1659/97 RN	RGR	2.2	30/6/2016	Monthly installments
ECF-1674/97 RN	RGR	3.8	30/3/2009	Monthly installments
ECF-1679/97 RN	RGR	1.0	30/8/2011	Monthly installments
ECF-2092/01 N	RGR	314.6	30/9/2022	Monthly installments
RES-765/02	RGR	698.2	29/10/2012	Monthly installments
RES-766/02	RGR	172.9	29/10/2012	Monthly installments

		1,331.7

Total		7,284.0

Financing institution
CREDIT BALBINA-0111- FRETES	Euro	0.1	31/12/2013	Semi-annual installments
CREDIT NATIONAL-0118- BALBINA	Euro	0.4	31/12/2015	Semi-annual installments
CREDIT NATIONAL- 0122-SAMUEL	Euro	3.2	31/12/2016	Semi-annual installments
CREDIT NATIONAL- 0184-	Euro	0.1	31/12/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	5.2	15/4/2014	Semi-annual installments

Total		9.1

BNDES - 03.2.782.3.1	R$	765.4	15/9/2016	Monthly installments

Total		765.4

Supply
PETROBRAS DISTRIBUIDORA S/A	R$	225.7	31/7/2011	Monthly installments

Total		225.7

General total		8,284.2

Contract obligations – 03/31/09

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Generation	228.0	364.1	350.8	291.2	306.3	323.4	5,387.5
Transmission	89.5	71.7	71.2	71.7	72.8	74.1	513.9
Commercialization	7.0	12.2	12.2	12.2	12.2	12.2	0.0

Total	324.5	448.0	434.2	375.1	391.3	409.7	5,901.4

Energy Purchase	2009	2010	2011	2012	2013	2014	After 2014
Agreement

Termo Norte	118.168	0.000	0.000	0.000	0.000	0.000	0.000
Edelca	64.794	69.401	71.144	72.793	74.863	77.016	405.488
CCEE	15.282	15.282	15.282	15.282	15.282	15.282	91.697

*Considers the transfer of Termo Norte contract to Ceron and Eletroacre in July 2009

Number of employees – 03/31/09

Composition of employees by tenure (Years)	Number of employees

Up to 5	1,435
6 to 10	56
11 to15	58
16 to 20	762
21 to 25	464
over 25	962

Total	3,737

Department	Number of employees

Field	1,579

Marketletter – March 2009	Eletronorte

Administrative	2,158

Total	3,737

Complementary work force – 03/31/09

Contracted	Other (*)

664	22

(*) Employees from others companies of the Eletrobrás System

Marketletter – March 2009	Eletronuclear

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	1,678	5,208
Financial applications	101,113	84,372
Concessionaires and affiliates	246,289	244,358
Debtors	37,246	27,906
Storage
- Nuclear fuel elements	286,903	243,325
- Stored goods	37,623	36,586
Actuarial assets	24,885	22,067
Tax credits	51,566	41,078
Cost of maintenance of stoppages of units – deferred	29,383	30,043
Other rights	4,241	4,409

	820,927	739,352

Non-Current Assets
Stored materials
- Uranium concentrate	129,046	88,405
- Nuclear fuel elements	90,796	142,590
- Stored goods	254,384	247,212
Service in course – nuclear fuel	237,875	158,168
Actuarial assets	95,564	112,932
Funding - decommissioning	51,206	5,985
Collaterals and linked deposits	6,572	5,460
Other rights	17,404	15,732

	882,847	776,484

Investments	1,265	1,265

Property, plant and equipment
Cost excluding depreciation and amortization	6,623,111	6,467,397
(-) Obligations linked to the concession	(1,848)	(3,425)

	6,621,263	6,463,972

Intangibles	27,146	19,067

	7,532,521	7,260,788

Total Assets	8,353,448	8,000,140

Marketletter – March 2009	Eletronuclear

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	147,774	99,100
Debt charges	9,880	26,608
Loans and financing	64,008	161,739
Taxes and social contributions	44,890	36,097
Fundação Real Grandeza (pension fund) – debt	24,885	22,067
Dividends	29,641	28,671
Income participation	7,200	6,987
Payment-roll obligations	11,075	10,003
Provisions for 13th month wages and vacations	43,434	35,646
Other obligations	5,789	11,496

	388,576	438,414

Non-Current Liabilities
Loans and Financing	2,856,870	2,367,481
Taxes and social contributions	255,214	48,270
Liability for decommissioning	642,540	453,377
Adjustment of descommissioning to present value	(373,378)	-
Fundação Real Grandeza – debt	95,564	112,932
Nucleos – actuarial provision	106,603	113,310
Provision for legal contingencies	43,561	34,711
Other obligations	-	6

	3,626,974	3,130,087

Stockholders’ Equity
Up-dated accomplished capital	3,296,032	3,295,768
Capital reserves	903,064	903,064
Income reserves	120,641	120,641
Accrued income	-	135,840
Income (loss) for the period	18,161	(23,938)
Resources for capital increase	-	264

	4,337,898	4,431,639

Total Liabilities and Stockholders’ Equity	8,353,448	8,000,140

Marketletter – March 2009	Eletronuclear

Statement of Income for the period ended on March 31
(R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	375,433	379,389
Deductions to operating revenue
Taxes and contributions on sales	(13,722)	(13,819)
Global Reversion Reserve	(9,383)	(9,768)
	(23,105)	(23,587)

Net Operating Revenue	352,328	355,802

Cost of electric energy service
Personnel	59,092	49,563
Material	8,797	11,160
Raw materials – fuel consumption	55,940	52,043
Third party services	31,613	27,614
Depreciation and amortization	45,397	45,327
Quota for decommissioning	10,705	7,930
Charges on the use of electric grid	11,978	10,696
Other costs	6,045	5,320
	229,567	209,653

Gross operating income	122,761	146,149

Operating Expense
Personnel	11,830	9,038
Third party services	7,861	6,219
Depreciation and amortization	1,062	861
Supervision tax - ANEEL	1,880	1,613
Taxes	2,293	0
Provision for contigencies (reversion)	313	(119)
Other operating expenses	1,616	3,232
	26,855	20,844

Result of service	95,906	125,305

Financial Revenue (Expense)
Debt charges	(89,574)	(73,946)
Adjustment of actuarial asset valuation	(6,260)	(1,662)
Currency variations – loans and financing and debt	(4,138)	(40,441)
Currency variations – liability for decommissioning	6,048	5,569
Monetary variation – loans and financing and debt	13,308	(33,211)
Adjustment of descommissioning to present value	1,663	0
Others	(269)	1,572
	(79,222)	(142,119)
Other expenses	(86)	(173)

Operating result	16,598	(16,987)

Social contribution – reversion	414	(1,834)
Income tax - reversion	1,149	(5,117)

Net income for the period	18,161	(23,938)

Net income per 1000 shares - R$	1	(2)

Marketletter – March 2009	Eletronuclear

Cash Flow for the period ended on March 31
 (R$ thousand)

Operating Activities	2009	2008

Net income for the period	18,161	(23,938)

Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	45,602	45,473
* Depreciation of intangible assets	858	715
* Property, plant and equipment discharges (residual value)	190	0
* Raw material consumption and stored material	64,897	63,359
* Monetary Variations – decommissioning	(6,048)	(5,569)
* Monetary Variations loans - Eletrobrás	(25,972)	75,342
* Monetary Variations debt - Fundação Real Grandeza	(269)	3,584
* Monetary Variations - dividends	837	725
* Monetary Variations – suppliers	16,339	(4,812)
* Debt charges – loans Eletrobrás	87,768	71,953
* Debt charges - Fundação Real Grandeza	1,805	1,993
* Charges on accounts receivable – debt from Furnas (Agreement with Cemig)	(166)	(336)
* Resultado Financeiro do ajuste superavit Fundação Real Grandeza - CVM 371	6,260	1,662
* Income tax expenses and social contribution deferred	(1,563)	0
* Liability for decommissioning	10,705	7,930
* Adjustment to present value of the decommissioning liability	(1,663)	0
* Other adjestment	3,260	(119)

	221,001	237,962

Variation - (increase) and decrease in operating assets
* Concessionaires and affiliates - Furnas	37,748	32,614
* Stored materials	(53,318)	(36,142)
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	(9,809)	(6,224)
* Costs paid in advance	(330)	8,012
* Judicial deposits, compulsory deposits and guarantees	(2,248)	(6,093)
* Decommissioning Fund	(9,616)	0
* Anticipation of importation taxes	(1,239)	(2,775)
* Amortization of accounts to receive Furnas	1,116	1,440
* Other operating assets	64	(771)

	(37,632)	(9,939)

Variation – increase and (decrease) – in operating liabilities
* Suppliers - Furnas (debt)		(25)
* Suppliers – others	(62,058)	(104,057)
* Taxes (except Income tax and Social Contribution)	(11,043)	(13,878)
* Payment-roll obligations and vacation provision	473	9,511
* Other operating liabilities	2,878	(1,828)

	(69,750)	(110,277)

Resources from operating activities	113,619	117,746

Loans and Financing Activities
* Long-term loans and financing obtained - Eletrobrás	0	7,360
* Financing payments on a short-term basism Eletrobrás	(222)	(26,578)
* Payment of debt charges to Eletrobrás	(34,234)	(25,782)
* Payment to Fundação Real Grandeza	(7,796)	(7,238)

Resources from loans and financing activities	(42,252)	(52,238)

Investment Activities
* Acquisition of permanent assets	(88,215)	(40,348)
* Acquisition of intangible assets	(88)	501

Resources applied in investment activities	(88,303)	(39,847)

- Cash and cash equivalent – beginning of period	119,727	63,919
- Cash and cash equivalent – end of period	102,791	89,580

Increase in cash and cash equivalent	(16,936)	25,661

			R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

142.37	171.49	40.41%	48.20%

Market Data

Energy generated

			Energy	Beginning	End of
	Installed	Guaranteed	generated -	operation	concession
Plant	Capacity - MW	Energy - GWh	MWh

			1st qrt/09

Angra I	657	3,224	264,336.5	01/1985	No
AngraII	1,350	9,706	2,907,017.8	09/2000	concession

Energy sold

1st qrt/09

R$ million	MWh

375.4	2,904,275.7

Fuel for production of electric energy

		1st qrt/09

Type	Metric	Quantity	Value
	Unit		R$ million

Natural uranium	kg	64,944	55.9

Additional Information on Nuclear Area

		1st qrt/09

Type	Unit	Quantity	R$ millions
		ELEMENTS C N

Substitution of	ELEMENTS	0	0
Nuclear			Value of substituted
combustion			elements

elements

Acquisition of
uranium plus			47.7
services

Losses in generation - % (in transmission without owner consumption)

1st qrt/09

3

Average tariff – R$/MWh

1st qrt/09

129.27

Main investments – R$ million

Project	1st qrt/09

Angra 1	75.6
Angra 2	1.3
Angra 3	11.6
Others	3.4
Total	91.9

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Due date	Currency

Eletrobrás	244.2	2015 <	EUR
Eletrobrás	2,686.6	2015 <	R$
TOTAL	2,930.8

Contract obligations on 03/31/09 – R$ million

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	73.9	74.8	79.5	127.9	79.8	81.7	2,413.2

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

585	381	178	239	215	640	2,238

Department	Number of
employees

Field	1,994
Administrative	244

Complementary work force – 03/31/09

Other

14

Marketletter – March 2009	Eletrosul

Balance Sheet for the period ended on March 31
(R$ thousand)

	Parent Company		Consolidated

Assets	2009	2008	2009

Current Assets
Cash and banks	5,601	6,479	5,640
Open-market transactions	60,978	249,566	97,521
Consumers, concessionaires and affiliates	79,591	69,455	87,253
Renegotiated energy credits	132,465	106,373	132,465
Debtors	8,918	7,645	8,904
Sale of property and services in course	20,664	22,679	20,858
Taxes to compensate	36,069	34,068	47,713
Stored materials	27,378	23,961	27,378
Other credits	12,188	11,230	12,486

	383,852	531,456	440,218

Non-current Assets
Renegotiated energy credits	531,994	531,865	531,994
Taxes to compensate	6,639	16,170	57,933
Deferred income tax and social contribution	60,116	72,268	60,116
Other credits	19,849	19,045	19,933

	618,598	639,348	669,976

Investments
Participation in related companies	510,215	252,057	217,577
Others	2,940	2,877	2,940

	513,155	254,934	220,517

Property, plant and equipment net
Substations	1,340,552	1,255,834	1,460,174
Transmission lines	625,067	585,611	1,089,027
Others	461,213	218,280	463,351

	2,426,832	2,059,725	3,012,552

Intangible net	116,447	1,698	116,447

	3,675,032	2,955,705	4,019,492

Total Assets	4.058.884	3.487.161	4.459.710

(R$ thousand)

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2009	2008	2009

Current Liabilities
Suppliers	33,998	74,853	47,703
Payment-roll	17,936	17,413	17,936
Loans and financing	114,411	20,804	142,780
Participation in income and results	22,713	19,358	22,713
Taxes and social contributions	38,746	33,079	39,714
Deferred income tax and social contribution	45,038	36,167	45,038
Dividends	140,128	46,978	140,128
Estimated obligations	100,701	76,548	100,701
Provisions for contingencies	56,658	31,110	58,251
Complementary security fund	8,677	10,141	8,677
Other liabilities	29,212	45,194	30,732

	608,218	411,645	654,373

Non-Current Liabilities
Loans and financing	614,727	271,927	966,856
Taxes and social contributions	152,761	203,380	152,761
Deferred income tax and social contribution	192,201	182,089	194,743
Provisions for contingencies	31,314	110,745	31,314
Complementary security fund	28,347	31,620	28,347
Other liabilities	3,992	11,538	3,992

	1,023,342	811,299	1,378,013

Stockholders’ Equity
Social Capital	1,245,042	279,072	1,245,042
Capital Reserves		965,970
Income Reserves	1,014,531	795,727	1,014,531
Accumulated income	73,175	128,872	73,175

	2,332,748	2,169,641	2,332,748

Resources for capital increase	94,576	94,576	94,576

	2,427,324	2,264,217	2,427,324

Total Liabilities and Stockholders’ Equity	4,058,884	3,487,161	4,459,710

Statement of Income for the period ended on March 31
(R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009

Operating Revenue
Revenue from the service of electric energy transmission	183,021	160,665	192,378
Revenue from services rendered to third parties	5,891	4,781	5,116
Other revenues	1,097	870	1,090

	190,009	166,316	198,584

Deductions from Operating Revenue
Global Reversion Reserve	(4,668)	(4,061)	(4,902)
Social contribution – COFINS	(9,763)	(8,347)	(10,475)
Social contribution – PIS/PASEP	(2,118)	(1,811)	(2,273)
Service tax – ICMS/ISS	(119)	(187)	(119)
Research and development	(1,705)	(1,495)	(1,787)

	(18,373)	(15,901)	(19,556)

Net Operating Revenue	171,636	150,415	179,028

Cost of service

Cost of service of electric energy transmission	(61,575)	(61,396)	(62,368)

Personnel	(31,520)	(32,650)	(31,549)
Material	(1,091)	(1,848)	(1,091)
Third party services	(3,864)	(3,992)	(3,406)
Depreciation and amortization	(23,512)	(21,141)	(24,707)
Provision for credits of questionable liquidation	0	(102)	0
Others	(1,588)	(1,663)	(1,615)
Cost of service rendered to third parties	(1,145)	(2,797)	(1,145)
Personnel	(771)	(1,555)	(771)
Material	(82)	(96)	(82)
Third party services	(287)	(1,097)	(287)
Others	(5)	(49)	(5)

	(62,720)	(64,193)	(63,513)

Gross Operating Income	108,916	86,222	115,515

Operating Expense

Administrative and general expenses	(31,706)	(33,180)	(31,844)

Personnel	(19,999)	(20,019)	(20,062)
Material	(349)	(825)	(351)
Third party services	(3,389)	(3,637)	(3,408)
Depreciation and amortization	(472)	(921)	(472)
Supervision tax – ANEEL	(819)	(759)	(866)
Reversion/Provision for contingencies	(2,844)	(1,997)	(2,844)
Special retirement complement / actuarial liability	(45)	(2,051)	(45)
Others	(3,789)	(2,971)	(3,796)

Result of Service	77,210	53,042	83,671

Shareholding participation result
Equit method	5,037	0	3,861

	5,037	0	3,861

Financial Revenue (Expense)
Income from financial applications	6,963	5,815	7,470
Income on renegotiated energy credits	13,784	33,959	13,784
Debt charges	(13,379)	(4,632)	(17,049)
Charges on taxes and social contributions	(2,334)	(6,361)	(2,334)
Others	(11,241)	7,037	(11,411)

	(6,207)	35,818	(9,540)

Operating Income before result	76,040	88,860	77,992

Other Revenue	3	264	3
Other Expense	(841)	(375)	(2,437)
	(838)	(111)	(2,434)

Income before taxes and participation	75,202	88,749	75,558

Social Contribution	(6,383)	(7,545)	(6,602)
Income tax	(17,510)	(20,738)	(17,647)

Net income for the period	51,309	60,466	51,309

Net income per share – R$	1.20	1.42	1.20

Cash Flow for the period ended on March 31 (R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009

Operating Activities
Net income for the period	75,202	88,749	75,558
Expenses (revenues) not affecting cash:
, Depreciation and amortization	23,984	22,062	25,179
, Monetary varitaion	13,472	(13,859)	13,851
, Interest	(4,821)	(9,950)	388
, Equit method result	(5,037)	0	(3,861)
. Present value adjustment	1,306	0	1,306
, Losses in permanent assets	838	111	2,283
, Long-term tax credits to compensate	(4,255)	(4,033)	(4,254)
, Deferred income tax and social contribution	7,358	11,546	7,426
. Provision for contigencies	2,908	1,988	2,908
, Special retirement complement/ actuarial liability	45	10,355	45

Sub-total	111,000	106,969	120,829

Variations of operating asset
, Consumers, concessionaires and affiliates	(2,746)	(767)	(2,324)
, Debtors	5,381	696	5,381
, Sale of assets and services in course	(1,090)	76	(1,090)
, Taxes to compensate	(11,738)	(12,399)	(10,895)
, Income tax and social contribution deferred	2,069	918	2,069
, Stored materials	(749)	62	(749)
, Other credits	31,147	(5,170)	30,967

Sub-total	22,274	(16,584)	23,359

Variations of operating liability
, Suppliers	(28,059)	(26,056)	(24,479)
, Payment-roll	(9,496)	(5,594)	(9,496)
, Taxes and social contributions	(2,050)	1,259	(1,605)
, Deferred income tax and social contribution	1,383	2,067	1,383
, Dividend / Interest on own capital	4,019	0	4,019
, Estimated obligations	9,742	1,499	9,500
, Complementary security fund	(2,549)	(2,217)	(2,549)
, Other liabilities	(12,078)	1,460	(12,019)

Sub-total	(39,088)	(27,582)	(35,246)

Operating activities cash	94,186	62,803	108,942
, Financial charges payed	(12,833)	(3,239)	(15,852)
, Income tax and social contribution payed	(42,464)	(27,186)	(43,419)
	(55,297)	(30,425)	(59,271)

Operating activities cash flow	38,889	32,378	49,671

Investment Activities
Investment	(297,157)	(13,262)	(297,157)
Property	(118,445)	(44,979)	(124,382)
Intangible	162	82	162
Dividends receved	4,445	5,655	4,445
Legal deposits	1,070	(1,834)	1,070
Renegotiated energy credits receved	25,556	22,567	25,556

Total of Investment Activities	(384,369)	(31,771)	(390,306)

Financing Activities
Loans –principal payement	(7,734)	(3,996)	(10,601)
Financing obtained	9,123	30,125	9,123
Refinancing obtained	1,630	2,858	1,630
Special installment – Law 10,684/03	(6,748)	(5,842)	(6,748)

Total of Financing Activities	(3,729)	23,145	(6,596)

Increase (decrease) in cash and cash equivalent	(349,209)	23,752	(347,231)

Cash and cash equivalent – beginning of period	415,788	232,293	450,392

Cash and cash equivalent – end of period	66,579	256,045	103,161

		R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

105.76	74.18	61.62%	49.32%

Market Data

Extension of transmission lines (km) – 03/31/09

				End of
Concession Área	Extension (km)	Tension	Operation	concession

Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	sep/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	may/82	7/7/2015
Areia - -Segredo	57.8	525	aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	dec/01	7/7/2015
Caxias - -Itá	256.0	525	feb/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
ITÁ - -NOVA SANTA RITA	314.8	525	apr/06	7/7/2015
GRAVATA¥ --NOVA SANTA RITA	29.0	525	apr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	sep/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	may/82	7/7/2015
Ivaiporã ELETROSUL -Ivaiporã FURNAS	0.8	525	sep/82	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.8	525	feb/92	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	sep/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	aug/81	7/7/2015

Sub-Total 525 kV	2,586.5

Anastácio - Dourados	210.9	230	aug/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	oct/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	sep/81	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	sep/79	7/7/2015
Blumenau - Joinville	67.6	230	apr/79	7/7/2015
Blumenau - Jorge Lacerda B	197.4	230	jun/79	7/7/2015
Blumenau - Palhoça	133.9	230	jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	may/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	apr/01	7/7/2015
Curitiba --Joinville	99.7	230	nov/76	7/7/2015
Curitiba -Joinville	99.9	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	oct/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	sep/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	sep/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda-Palhoça -	121.3	230	aug/05	7/7/2015
Jorge Lacerda -Siderópolis	49.4	230	jun/79	7/7/2015
Jorge Lacerda -Siderópolis	47.3	230	aug/79	7/7/2015
Londrina(ESUL) -Assis	156.6	230	may/05	7/7/2015
Londrina(ESUL) -Maringá	95.1	230	may/05	7/7/2015
Londrina -Apucarana	40.4	230	apr/88	7/7/2015
Londrina ELETROSUL -Londrina COPEL	31.6	230	apr/88	7/7/2015
Atlândida 2 - -Osório 2	36.0	230	may/07	7/7/2015
Passo Fundo -Nova Prata 2	199.1	230	nov/92	7/7/2015
Passo Fundo -Xanxerê	79.3	230	may/75	7/7/2015
Passo Fundo -Xanxerê	79.2	230	nov/79	7/7/2015

Passo Fundo -Passo Fundo 1	0.5	230	mar/73	7/7/2015
Passo Fundo -Passo Fundo 2	0.5	230	may/73	7/7/2015
Salto Osório -Pato Branco	85.9	230	dec/79	7/7/2015
Salto Osório -Xanxerê	162.0	230	oct/75	7/7/2015
Salto Osório -Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis -Lajeado Grande	121.9	230	sep/03	7/7/2015
Lajeado Grande -Caxias 5	65.6	230	oct/05	7/7/2015
Xanxerê --Pato Branco	79.6	230	dec/79	7/7/2015
Joinville --Vega do Sul	44.9	230	nov/02	7/7/2015
Joinville -Vega do Sul	44.9	230	nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	feb/97	7/7/2015
LT 230 kV Atlântida 2/Gravataí 3	102.0	230	06/01	7/7/2015

Sub-Total 230 kV	4,882.4

Blumenau - -Ilhota	40.2	138	oct/88	7/7/2015
Campo Grande - -Mimoso	108.3	138	oct/83	7/7/2015
Campo Grande --Mimoso	108.3	138	sep/83	7/7/2015
Campo Grande - -Mimoso	108.3	138	sep/83	7/7/2015
Dourados das Nações - -Ivinhema	94.7	138	dec/83	7/7/2015
Eldorado - -Guaíra -	16.9	138	oct/83	7/7/2015
Florianópolis - -Camboriú Morro do Boi	63.2	138	feb/02	7/7/2015
Florianópolis - -Itajaí Fazenda	71.1	138	oct/90	7/7/2015
Florianópolis - -Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - -Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	oct/89	7/7/2015
Ilhota - -Picarras	14.8	138	apr/94	7/7/2015
Ilhota - -Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - -Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - -Joinville	75.8	138	jan/67	7/7/2015
Itajaí - -Camboriú Morro do Boi	13.3	138	feb/02	7/7/2015
Itajaí - -Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - -Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - -Imbituba	45.7	138	oct/80	7/7/2015
Jorge Lacerda A - -Palhoça	108.6	138	nov/83	7/7/2015
Joinville - -Joiville Santa Catarina	11.0	138	oct/99	7/7/2015
Joinville Santa Catarina - -Picarras	50.0	138	oct/99	7/7/2015
Jupiá - -Mimoso	218.7	138	apr/92	7/7/2015
Jupiá - -Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - -Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - -Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - -Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015

Sub-Total 230 kV	1,841.2

Conversora de Uruguaiana --Passo de Los Libres	12.5	132	sep/94	7/7/2015

Salto Osório - -Salto Santiago	56.2	69	oct/78	7/7/2015

Sub-Total (132 e 69 kV)	68.7

Total Geral	9,378.8

Main investments - R$ million

Project	1st qrt/09

Transmission

Expansion of South transmission system	48.5
Maintenance of electric energy transmission system	0.9

Generation

Installation of Hydro Complex São Bernardo	2.0
Installation of Hydro Complex São João	35.2
Installation of Hydro Plant Maua	32.8
Installation of Hydro Complex São Domingo	0.4
Installation of Hidro Complex Alto do Serra	0.4
Studies to increase the electric energy generation	0.2

Other	0.5

Total	120.8

New Owner Investment -Generation

Project	State	Total of	Install Capacity	Assured	Beginning	Beginning	End
	Venue	Investment	- MW	Energy - MW	operation	construction	concession
		R$ million

PEUP. São João	RS	310.0	77.0	39.0	2010	2007	2041
PEU São Domingos	MS	227.0	48.0	36.9	2012		2037
SHU Barra do Rio Chapéu	SC	84.0	15.0	8.61	2010	2008	2034

New Owner Investment – Transmission

Project	Tension /	State	Total of	Extension	Beginning operation	End of
	Power	Venue	Investment –	of lines		concessio
			R$ million	linhas - KM		n

SE Palhoça - Ampliação F	230 Kv	SC	6.2	-	anticipated 20.06.2009	07/07/2015
TL Caxias - Caxias 5	230 kV	RS	10.8	25	anticipated –	07/07/2015
					30/04/2009
SE Caxias - Ampliação C	230 MVA	RS	2.9	-	anticipated –	07/07/2015
					30/04/2009
SE Caxias 5 - Ampliação B	230 MVA	RS	3.8	-	anticipated –	07/07/2015
					30/04/2009
SE Joinville Norte	300 MVA	SC	49.4	-	anticipated 30/05/2009	07/07/2015
TL Blumenau – Joinville	230 Kv	SC	3.7	12	anticipated 30/05/2009	07/07/2015
TL Curitiba – Joinville	230 kV	SC/PR	1.4	1	anticipated 30/05/2009	07/07/2015
SE Jorge Lacerda A - Ampliação I	83 MVA	SC	14.8	-	09.11.2008 – TF11	07/07/2015
					22.03.2009 – TF10
SE Nova Santa Rita - Ampliação C	150 MVAr	RS	10.3	-	anticipated 12/08/2009	07/07/2015
TL Presidente Médici - Santa Cruz 1	230 kV	RS	53.4	238	anticipated 17/09/2009	16/03/2038
SE Missões – Ampliação A	100MVAr	RS	30.0	-	anticipated 28/05/2010	28/01/2038
SE Xanxerê - Ampliação G	100 MVAr	SC	15.4	-	anticipated 18/09/2010	07/07/2015
SE Farroupilha - Ampliação E	230 MVA	RS	2.6	-	anticipated 18/07/2010	07/07/2015
TL Salto Osório – Xanxerê	230Kv	SC-PR	16.4	162	anticipated 18/06/2010	07/07/2015
TL Salto Osório – Pato Branco-Xanxerê	230Kv	SC-PR	16.9	166	anticipated 18/06/2010	07/07/2015
SE Siderópolis - Ampliação J	230 MVA	SC	7.8	-	anticipated 16/02/2011	07/07/2015

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Due date	Currency

Eletrobrás	599	30/06/2021	Local
BB - BNDES	130	15/07/2026	Local

Contract obligations on 03/31/09 – R$ million

	2009	2010	2011	2012	2013	2014	After 2014

Loans and Financing	114	51	71	69	60	56	308

Partnerships

Transmission

SPC/Consortium	Object	Participation	Enterprise	Partnership

			Value
		%	R$ million	Partners	%

	Transmission line (S.			Cymi	51
	Santiago-Ivaporã-
Ártemis	Cascavel) - 525 kV with	46.5	310
	376 km			Santa Rita	2.5

	Transmission line			Alcoa	42
	(Campos Novos – Barra
Etau	Grande – Lagoa	27.4	116	C. Correa Cimentos	10,6
	Vermelha – Santa Marta)			DME Energética	10
	- 230 kV with 174 km			CEEE	10

	Transmission line
	(Campos Novos -
SC Energia	Blumenau) – 525 kV with	100	410
	375 km

	Transmission line
Uirapuru	(Ivaiporã – Londrina) –	49	107	Cymi Holding SA	51
	525 kV with 122 km

	Transmission line
RS Energia	(Campos Novos - Pólo) –	100	252
	525 kV with 273 km

Consórcio	Linha de transmissão Rio	24,5	3,738	Eletronorte	24,5
Integração Norte Brasil	Madeira – 500/600 kV			Abengoa Brasil	25,5
	com 2.375 km			Andrade Gutierrez	25,5

Generation

		Guaranteed	Participation	Project		Beginning	Beginning	End
SPC/Consortium	Object	Energy MW	%	Value	Partnership	operation	construction	concession

				R$ million	Partners	%

		1,975.3			Suez	50.1
ESBR	UHE Jirau –		20	10,000	Chesf	20	2013	2008	2043
	3.300 MW				C.Corrêa	9.9

Consortium	HPU Mauá- 362	197.7	49	1,000	Copel	51	2013	2008	2043
	MW

	LT	197,7MW
Consórcio	Rio Madeira –		49	1.000	COPEL	51	2011	2008	2042
	362 MW

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total

434	186	84	376	106	390	1,576

Department	Number of employees

Field	881
Administrative	695

Complementary work force – 03/31/09

Other (*)

08

(*) Employees from other companies of the Eletrobrás System

Marketletter – March 2009	CGTEE

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	2,056	1,797
Open-market applications	8,252	52,779
Open-market applications - tied	14,500	26,000
Concessionaires	23,676	22,082
Taxes to recover	7,013	24,986
Acquisition of fuel to be recovered - Energetic development account - CDE	8,304	7,875
(-) Provision for credits of questionable liquidation	(171)	(532)
Stored materials	33,661	29,532
Expenses paid in advance	938	1,071
Other credits	1,837	3,183

	100,066	168,773

Non-Current Assets
Concessionaires	-	331
Taxes to recover	4,913	5,098
Deposits linked to legal suits	5,804	5,853

	10,717	11,282

Permanent
Property, plant and equipment
In service net	186,702	298,612
In course	815,444	237,892

	1,002,146	536,504

Intangibles

In service – net	3,888	5,027

Total Assets	1,116,817	721,586

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	95,709	69,465
Payment-roll	3,009	2,801
Taxes and social contributions	8,443	6,881
Loans and financing	2,208	50,673
Consumer charges to be collected	2,577	1,199
Estimated obligations	6,514	2,020
Provision for early retirement	961	1,318
Provision for contingencies	10,231	5,640
Provision for research and development	2,764	2,844
Others	505	796

	132,921	143,637

Non-Current Liabilities
Debt charges	7,811	-
Loans and financing	655,661	-
Provision for early retirement	1,137	1,769
Provision for actuary liabilities	1,338	4,245

	665,947	6,014

Stockholders’ Equity
Social Capital	868,721	868,721
Capital Reserves	4,436	4,436
Accrued losses	(555,117)	(301,131)
Shares held in treasury	(91)	(91)

	317,949	571,935

Total Liabilities and Stockholders’ Equity	1,116,817	721,586

Statement of Income for the period ended on March 31
(R$ thousand)

Gross Operating Revenue	2009	2008

Supply of electric energy	51,448	46,198
Other operating revenues	5	4

	51,453	46,202

Deductions to Operating Revenue
Consumer charges	(2,047)	(1,376)
Tax and social contribution	(3,558)	(2,622)

	(5,605)	(3,998)

Net Operating Revenue	45,848	42,204

Cost of service of electric energy
Electric energy purchased for resale	(37,106)	(77,318)
Charges on the use of electric grid	(2,480)	(2,056)

	(39,586)	(79,374)

Operating cost
Personnel	(10,175)	(8,056)
Private pension fund	(801)	(757)
Material	(4,839)	(2,209)
Raw material for production of electric energy	(22,784)	(24,661)
(-) Expense recuperation – fuel subvention	22,515	24,351
Third party services	(5,356)	(4,725)
Depreciation and amortization	(10,798)	(11,042)
Other expenses	(1,378)	(1,839)

	(33,616)	(28,938)

Gross operating result	(27,354)	(66,108)

Administratives expenses
General and administrative expenses	(4,842)	(5,680)

Result of service	(32,196)	(71,788)

Other revenue and expenses	253	14

Financing revenues (expenses)
Financing revenues
Income from financial applications	761	1,970
Interest and penalty	208	569

	969	2,539

Expense revenue
Debt charges	(992)	(992)
CPMF	0	(27)
Other financial expenses	(91)	(19)

	(1,083)	(1,038)

Operating Result	(32,057)	(70,273)

Loss for the period	(32,057)	(70,273)

Loss per 1,000 shares - R$	(0.03)	(0.06)

Cash Flow for the period ended on March 31
(R$ thousand)

	2009	2008

Operating Activities

Net income (loss) for the period	(32,057)	(70,273)

Costs (revenue) which do not affect cash
Depreciation and amortization	11,291	11,568
Debt charges	0	205
Cost of discharge of permanent assets	85	2
Provision for credits of questionable liquidation	0	182
Provision for early retirement	(241)	0
Provision for contingencies	52	1,176
Provision reversal concerning contribution to pension fund	875	0
Energy sale provision	(314)	0
Penalty recovered	(2)	0
Provision for research and development	0	0

	(20,311)	(57,140)

Variations of current and non-current assets
Open-market applications - tied	0	(11,000)
Concessionaires	(488)	(5,268)
Taxes to recover	1,215	4,342
Acquisition of fuel to recover - Fuel consumption account - CCC
and Energetic development account - CDE	(4,450)	2,076
Stored materials	1,451	(967)
Expenses paid in advance	789	894
Deposits linked to legal suits	(157)	(589)
Others	(614)	(2,213)

	(2,254)	(12,725)

Variations of current and non-current liabilities
Suppliers	8,840	18,371
Payment-roll	(1,140)	(688)
Taxes and social contributions	861	342
Consumer charges to collect	63	(73)
Estimated obligations	(910)	(864)
Provision for early retirement	(240)	(848)
Provision for contingencies	146	(40)
Provision Research and development	(713)	127
Provision concerning contribution to pension fund	6	0
Others	(876)	(92)

	6,037	16,235

Operating generation of cash	(16,528)	(53,630)

Investment Activities
Acquisition of permanent asset in course	(88,561)	(25,324)

Net cash applied in investment	(88,561)	(25,324)

Financing Activitives
Loans and financing obtained	91,542	50,468

Net cash resulting from financing	91,542	50,468

Total of cash effects	(13,547)	(28,486)
Initial cash balance (Availabilities and financial applications)	23,855	83,062

Final cash balance (Availabilities and financial applications)	10,308	54,576

R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

(21.40)	(60.75)	(46.67%)	(143.93%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated - MWh	Beginning operation	End concession

			1st qrt/09

P. Médici (Candiota)	446	251.500	242,861.617	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12.600	3,950.234	04/1953	07/07/2015
Nutepa (Candiota)	24	6.100	0.000	02/1968	07/07/2015

Electric energy purchased for resale

	MWh	R$ million

CCEE Camara de Comercialização de Energia	221,832.892	19
ACL Ambiente de Contratação Livre	123,708.000	12
TOTAL	345,540.892	31

Energy sold

Sale	1st qrt/09

	R$ million	MWh

Through auction and initial contracts	51	531,091.263

Through free market agreements or bilateral contracts	0	0.000

Total	51	531,091.263

Fuel for production of electric energy

		1st qrt/09

Type	Metric	Quantity	Value
	unit		R$ million

Coal	Ton	330,514.122	13
Fuel Oil	kg	6,394.530	5

Losses in generation – MW / %

1st qrt/09

4.43

Average tariff – R$/MWh

1st qrt/09

96.87

Main investments - R$ million

Project	1st qrt/09

Generation

Maintenance of electric energy generation system	2
Installation of Thermal Power Unit Candiota III	71
Enviromental adjustment	0
Adjustment for overhanling Presidente Médici Thermal Unit	1

Others

Real Estate	0
Maintenance of equipment/vehicles/furniture	0
Maintenance of info assets	0

Total	74

Loans and financing – R$ million

Creditor	03/31/09	Due data	Currency

ELETROBRÁS	640	20/12/2021	USD

ELETROBRÁS	26	28/02/2011	R$

Contract obligations on 03/31/09 – US$

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	-	73	55	51	51	51	385

Energy Purchase Agreement – R$ million	2009	2010	2011	2012	2013	2014	After 2014

	213	597	605	577	506	506	3,986

Number of employees – on 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total

132	17	31	8	277	62	527

Department	Number of employees

Field	126
Administrative	401

Complementary work force – on 03/31/09

Contracted	Quantity

Drivers	14
Security Services	138
Janitorial and receptionist services	66

Total	218

Marketletter – March 2009	Results from Distribution Companies

The table below represents the main indices of the distribution companies in the first quarter:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boa Vista	0.46172	1.21958	0.61510	1.12683	0.77074	0.48607	3.36191	0.94581	(0.15262)	(0.15082)	(0.08757)	(0.04154)	(0.01595)	(0.02416)
Amazonas	0.74578	0.42500	0.61984	0.56653	0.85020	0.93735	5.67548	14.96285	(0.72839)	(1.79811)	(0.30296)	(1.71993)	(0.06831)	(0.02433)
Ceal	1.30896	1.17019	0.76000	0.67792	0.83613	0.87866	5.12882	7.19960	0.04158	(0.02592)	0.05228	(0.04932)	0.07295	0.05713
Cepisa	0.92963	0.92196	0.34289	0.36107	1.41805	1.33767	(3.39204)	(3.96150)	(0.09120)	(0.13056)	0.04718	0.08503	0.00051	0.00011
Ceron	1.00540	1.10887	0.52122	0.52343	1.18014	1.12368	(6.55117)	(9.08544)	(0.07083)	(0.21219)	0.09078	0.37027	0.00000	(0.00001)
Eletroacre	1.49600	1.27856	0.94893	0.81832	0.59472	0.61677	1.46744	1.60943	0.01516	(0.21048)	0.00838	(0.10193)	0.00012	(0.00004)

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities) (2) (Current liabilities + Non-current liabilities) / Total assets (3) Net income / Net operational revenues

R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boa Vista	32.28	26.52	(5.68)	(7.76)	(4.93)	(4.00)	(4.30)	(6.51)	(13.30%)	(24.54%)
Amazonas	240.68	195.22	(148.76)	(80.92)	(175.31)	(351.03)	(119.56)	(57.95)	(49.67%)	(29.68%)
Ceron	129.52	111.53	(5.22)	(9.95)	(9.17)	(23.67)	0.70	(4.27)	0.54%	(3.82%)
Eletroacre	46.10	34.01	3.38	(4.80)	0.70	(7.16)	6.47	(2.06)	14.04%	(6.06%)
Ceal	167.65	161.04	18.15	13.36	6.97	(4.18)	25.78	20.19	15.38%	12.54%
Cepisa	137.38	125.68	13.46	2.75	(12.53)	(16.41)	13.46	2.75	9.80%	2.19%

Marketletter – March 2009	Boa Vista

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	4,301	3,625
Open-market applications	260	9
Consumers and Concessionaire	146,604	117,773
Provision for credits of questionable liquidation	(99,172)	(78,732)
Debtors	1,089	1,057
Stored materials	1,915	1,695
ICMS tax to recover	7,306	9,691
Others Credits	3,258	2,085
Expenses paid in advance	641	-

	66,202	57,203

Non- Current Assets
Long-term asset
ICMS tax to recover	35,883	28,911
Consumers and concessionaire	12,989	15,704
Other credits	1,278	778
	50,150	45,393

Property, plant and equipment	129,071	84,717

Total Assets	245,423	187,313

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	79,300	30,038
Payment-roll	580	550
Debt charges	332	-
Loans and Financing	8,465	3,167
Regulatory taxes	664	860
Taxes and social contributions	1,783	1,489
Estimated obligations	4,314	3,407
Provisions for Contingencies	910	935
Associated and subsidiaries or holding co.	42,301	146
Taxa Iluminação publica arrecadada	564	-
Research and Development / Energy Efficiency	2,288	5,340
Other payable accounts	1,879	972

	143,380	46,904

Non-Current Liabilities
Loans and Financing	41,786	44,144
Other payable accounts	3,992

	45,778	44,144

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(259,551)	(220,479)
Loss of the period	(4,927)	(3,999)

	56,265	96,265

Total Liabilities and Stockholders’ Equity	245,423	187,313

Statement of Income for the period ended on March 31
(R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	39,812	34,279
Gross supply of electric energy	1,417	1,161
Use of distribution grid	3,040
Other operating revenues	614	796

	44,883	36,236

Deductions to Operating Revenue
ICMS on the sale of energy	(6,817)	(4,912)
Social contribution - PIS/PASEP	(739)	(597)
Social contribution - COFINS	(3,405)	(2,751)
Service tax - ISS	(12)	(21)
Global Reversion Reserve	(459)	(421)
Charge Energetic Efficiency Project	(161)	(135)
Charge Fuel consumption account - CCC	(846)	(749)
Charge Research and Development	(161)	(135)

	(12,600)	(9,721)

Net Operating Revenue	32,283	26,515

Cost of electric energy service
Electric energy purchased for resale	(19,686)	(16,373)
Cost of operation
Personnel	(4,186)	(3,383)
Material	(113)	(34)
Third party services	(224)	(492)
Depreciation and amortization	(1,071)	(960)
Others	(65)	93

	(5,659)	(4,776)

Gross Loss/Income operating	6,938	5,366

Operating expenses
Sales expenses
Personal	(1,353)	(1,102)
Material	(79)	(72)
Third party service	(1,171)	(1,302)
Depreciation	(5)	(5)
Provisions	(3,778)	(5,645)
Other	(18)	(51)

	(6,404)	(8,177)

General and administrative expenses
Personal	(3,437)	(2,746)
Managers	(34)	(375)
Entidade de Previdência Privada	(305)	(262)
Material	(211)	(250)
Third party service	(1,384)	(1,116)
Arrendamentos e Aluguéis	(40)	(57)
Depreciacion	(307)	(283)

Other	(439)	205

	(6,157)	(4,884)

Other operating exepnses
Taxa de fiscalização da Aneel	(55)	(51)
Provision		(10)

	(55)	(61)

	(12,616)	(13,122)

Result of Service	(5,678)	(7,756)

Financial Revenue (Expense)
Income from financial applications	27	0
Monetary variation – asset	3,857	6,544
Monetary variation – liability	(1,631)	(1,209)
Debt charges	(1,376)	(1,407)
Others	(126)	(168)

	751	3,760

Operating Result	(4,927)	(3,996)

Non-Operating Result		(3)

Loss for the period	(4,927)	(3,999)

Loss per share - R$	(0.0154)	(0.0125)

R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

(4.30)	(6.51)	(13.30%)	(24.54%)

Market Data

Electric energy purchased for resale

1st qrt/09

MWh	143,409
R$ million	29,809

Energy sold

	1st qrt/09

Class	R$ million	MWh

State utilities	4.87	18,444
Industrial	0.98	3,318
Residential	22.00	49,913
Commercial	9.10	23,438
Other	1.77	6,996

Total	38.72	100,109

Losses - %

1st qrt/09

Technical	Commercial

8.49	7.77

DEC- Duration of interruptions - in hours

1st qrt/09

2.26

FEC – Frequency of interruptions – Number of outages

1st qrt/09

6.74

TMA – Average response time – in minutes

1st qrt/09

1st qrt/09

35.01

Extension of distribution lines (km) – 03/31/09

km	Voltage (kV)

1,037.566	127V ou 220V
920.221	13.8kV
42.8	69kV

Average tariff – R$/MWh

1st qrt/09

377.86

Main Investments - R$ million

Project	1st qrt/09

Distribuicion	1.15

Maintenance of energy distribution system	0.93
Maintenance of energy distribution and commercialization system	0.22

Others	0.37

Maintenance of assets and property	0.09
Maintenance of vehicles and machinery	0.28

Total	1.52

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Date Due	Currency
Eletrobrás	8.07	30.04.2015	R$
Eletrobrás	7.10	30.04.2105	R$
Eletrobrás	1.67	30.05.0215	R$
Eletrobrás	0.30	30.10.2014	R$
Eletrobrás	0.24	30.10.2014	R$
Eletronorte	33.22	30.11.2013	R$

Contract obligations on 03/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Eletrobrás	1.15	2.48	2.71	2.98	3.28	3.59	1.25

Eletronorte	4.75	6.25	6.90	7.63	7.69	-	-

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	577,380	612,020	645,979	737,715	774,327	806,008	3,541.831

R$ million	120.70	140.74	163.40	205.26	237.90	271.37	1,528.42

Default – more than 120 days – on 03/31/09

Class	R$ million

Industrial	0.09
Residential	0.51
Commercial	0.31
Other	102.49

Total	103.40

Number of employees – on 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

118	63	-	35	51	17	284

Department	Number of employees

Field	138
Administrative	146

Complementary work force – 03/31/09

Contracted	Other

12	04

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008
		(reclassified)

Current Assets
Cash and banks	18,086	17,508
Open-market applications	62,558	3,754
Consumers and concessionaires	460,120	391,680
Provision for credits of questionable liquidation	(166,628)	(190,589)
Debtors	46,393	22,235
Stored materials	73,821	80,595
Regulatory assets	289,929	12,195
Expenses paid in advance	669	614
Deposits linked to legal suits	207	197
Other credits	10,085	24,164

	795,240	362,353

Non-Current Assets
Associated, Subsidiaries, Holding co,	535	752,762
Taxes and social contributions to compensate	1,193,114	589,592
Deposits linked to legal suits	36,852	17,489
Regulatory taxes	9,910	7,897

	1,240,411	1,367,740

Investment	7,670	7,670
Property, plant and equipment	1,812,130	1,510,228
Intangible	7,373	9,946

	1,827,173	1,527,844

Total Assets	3,862,824	3,257,937

Liabilities and Stockholders’ Equity	2009	2008
		(reclassified)

Current Liabilities
Suppliers	535,360	419,405
Payment-roll	2,957	2,228
Debt charges	777	587
Loans and Financing	214,986	140,335
Regulatory taxes	4,764	4,893
Taxes and social contributions	52,873	28,920
Estimated obligations	17,498	13,899
Provisions for Contingencies	127,645	109,985
Regulatory liabilities	15,169	49,447
Installments	67,502	36,748
Other payable accounts	26,786	46,139

	1,066,317	852,586

Non-Current Liabilities
Loans and financing	1,206,336	1,278,145
Fuel consumption account - CCC	805,910	828,984
Taxes and social contributions	4,847	29,997
Installments	187,374	64,130

Others	13,381	-

	2,217,848	2,201,256

Stockholders’ Equity
Social Capital	2,381,558	2,381,558
Accumulated losses	(1,802,899)	(2,177,463)

	578,659	204,095

Total Liabilities and Stockholders’ Equity	3,862,824	3,257,937

Statement of Income for the period ended on March 31
(R$ thousand)

	2009	2008
		(reclassified)

Operating Revenue
Supply of electric energy	190,330	268,462
Gross supply of electric energy	113,216	3,058
Revenue of use of electric energy	47,379	0
Other operating revenues	3,538	2,581

	354,463	274,101

Deductions to Operating Revenue
ICMS	(67,556)	(63,985)
PIS/PASEP	(5,706)	0
COFINS	(26,282)	0
Global Reversion Reserve	(7,947)	(5,856)
Charge fuel comsuption account - CCC	(3,850)	(7,115)
Charge Research and Development and Energetic Efficiency Project	(2,439)	(1,923)

	(113,780)	(78,879)

Net operating revenue	240,683	195,222

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(107,170)	(146,978)

	(107,170)	(146,978)

Operating expense
Personnel	(27,055)	(16,472)
Material	(5,680)	(1,716)
Third party services	(16,403)	(9,395)
Fuel for production of electric energy	(315,474)	(171,323)
Expense recuperation – Fuel purchased	212,532	140,847
Depreciation and amortization	(26,145)	(19,542)
Rentals	(32,563)	(47)
Others	(161)	(3,443)

	(210,949)	(81,091)

	(318,119)	(228,069)

Gross operating income (losses)	(77,436)	(32,847)

Operating expenses
Purchases expenses	(19,968)	(13,114)
Administrative and general expenses	(40,282)	(28,122)
Other operating expenses	(11,069)	(6,832)

	(71,319)	(48,068)

Result of Service	(148,755)	(80,915)

Financial Revenue (Expense)
Arrears on energy sold	6,578	4,551
Monetary variation – asset	943	7,310
Monetary variation – liability	(21)	(32)
Debt charges	(37,224)	(18,367)
Others	3,169	1,408

	(26,555)	(5,130)

Operating Result	(175,310)	(86,045)

Other revenues (expenses	(1)	(264,985)

Loss before income tax and social contribution	(175,311)	(351,030)

Loss for the period	(175,311)	(351,030)

Loss per share – R$	(0.100)	(0.201)

		R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

(119.56)	(57.95)	(49.67%)	(29.68%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Energy generated – MWh	Beginning operation	End concession

		1st qrt/09

PARINTINS	26.6	18,029	23/12/1965	Undefined
ITACOATIARA	34.3	13,492	03/09/1966	Undefined
MANACAPURU	17.7	21,316	28/01/1967	Undefined
BARREIRINHA	2.9	1,762	13/06/1967	Undefined
COARI	21.6	14,503	29/09/1967	Undefined
MAUÉS	10.9	6,263	13/12/1967	Undefined
HUMAITÁ	8.9	7,975	22/07/2968	Undefined
URUCARÁ	5.5	2,227	17/06/1968	Undefined
BENJAMIN CONSTANT	7.3	3,617	25/08/1968	Undefined
TEFÉ	19.2	12,190	30/08/1968	Undefined
MANICORÉ	6.5	4,630	15/05/1969	Undefined
AUTAZES	3.6	3,329	20/06/1969	Undefined
CODAJÁS	6.7	3,177	19/09/1969	Undefined
EIRUNEPÉ	10.0	4,056	26/09/1969	Undefined
NOVA OLINDA DO NORTE	5.9	3,516	15/10/1969	Undefined
ATALAIA DO NORTE	1.5	1,072	04/03/1970	Undefined
BARCELOS	4.0	2,809	21/07/1970	Undefined
LÁBREA	6.9	4,377	17/08/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	1,708	05/01/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,244	06/01/1971	Undefined
CARAUARI	6.4	3,591	07/01/1971	Undefined
FONTE BOA	4.4	2,751	07/01/1971	Undefined
BOCA DO ACRE	7.9	5,421	22/02/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	5,691	11/03/1971	Undefined
ITAPIRANGA	3.1	1,349	12/10/1971	Undefined
ANORI	3.5	1,991	13/10/1971	Undefined
SILVES	2.6	885	13/10/1971	Undefined
AUGUSTO MONTENEGRO	0.4	87	13/10/1971	Undefined
NHAMUNDÁ	3.0	1,600	06/11/1971	Undefined
TABATINGA	15.3	10,343	06/11/1971	Undefined
NOVO ARIPUANÃ	4.5	2,846	01/06/1972	Undefined
BORBA	7.0	3,245	01/05/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.2	1,226	26/10/1972	Undefined
JUTA¥	3.2	2,069	01/05/1972	Undefined
NOVO AIRÃO	4.0	2,159	08/07/1973	Undefined
IPIXUNA	2.7	1,004	25/07/1973	Undefined
ENVIRA	3.9	1,597	31/08/1973	Undefined
CUCU¥	0.6	167	15/10/1973	Undefined
JAPURÁ	0.2	76	25/10/1973	Undefined
MARAÃ	2.3	1,189	25/10/1973	Undefined
JURUÁ	2.0	831	23/10/1973	Undefined
TAPAUÁ	3.8	2,066	15/12/1973	Undefined
CANUTAMA	2.1	1,094	18/12/1973	Undefined
PAUINI	2.4	1,137	09/09/1974	Undefined
CAREIRO	2.1	1,587	11/09/1974	Undefined
AMATURÁ	1.0	540	04/11/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	108	20/12/1974	Undefined
PALMEIRAS	0.4	89	23/12/1974	Undefined
IPIRANGA	0.4	111	01/01/1975	Undefined
VILA BITTENCOURT	0.4	161	24/12/1975	Undefined
IAUARETÊ	0.9	282	01/04/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.3	1,176	01/04/1975	Undefined
TONANTINS	2.4	1,507	01/04/1975	Undefined
ALVARÃES	2.2	1,275	05/05/1975	Undefined
BERURI	2.2	1,763	24/12/1975	Undefined
CAAPIRANGA	1.8	935	20/01/1975	Undefined
UARINI	2.1	1,090	04/02/1976	Undefined
URUCURITUBA	4.0	1,299	20/01/1975	Undefined
PEDRAS	0.5	176	15/08/12976	Undefined
ANAMÃ	1.7	836	01/01/1976	Undefined

ITAMARATI	2.2	773	20/02/1976	Undefined
CASTANHO	12.1	6,222	20/12/1979	Undefined
RIO PRETO DA EVA	2.4	2,770	10/06/2004	Undefined
LIMOEIRO	2.1	653	12/11/1982	Undefined
BOA VISTA DO RAMOS	3.0	1,367	11/03/1986	Undefined
MANAQUIRI	1.8	-	19/06/1984	Undefined
CAVIANA	0.4	1,394	14/07/1986	Undefined
CAMPINAS	0.4	-	15/07/1986	Undefined
CAIAMBÉ	0.5	-	02/08/1976	Undefined
MURITUBA	0.2	157	04/08/1986	Undefined
APU¥	5.4	128	25/09/1986	Undefined
MOCAMBO	0.9	295	06/03/1’987	Undefined
BELÉM DO SOLIMÕES	0.7	80	12/03/1987	Undefined
ITAPEAÇÚ	0.9	2,876	06/03/1987	Undefined
CABOR¥	0.8	-	02/09/1992	Undefined
CAMETÁ	0.6	205	28/09/1992	Undefined
SACAMBÚ	0.4	249	23/12/1992	Undefined
NOVO REMANSO	1.7	267	16/08/1998	Undefined
TUIUÉ	0.7	181	05/09/1998	Undefined
JACARÉ	0.4	224	23/08/1998	Undefined
NOVO CÉU	0.9	163	26/08/1998	Undefined
ZÉ AÇÚ	0.2	1,263	24/09/1998	Undefined
VILA AMAZÔNIA	0.7	135	24/09/1998	Undefined
AXINIM	0.4	170	01/10/1998	Undefined
VILA URUCURITUBA	0.4	663	15/05/1999	Undefined
ARARA	0.2	64	14/04/2000	Undefined
FEIJOAL	0.7	200	18/02/2000	Undefined
LINDOIA	0.5	-	01/07/2000	Undefined
MOURA	0.7	195	14/04/2004	Undefined
BETÂNIA	0.2	120	17/07/2006	Undefined
VILA DE MATUP¥	0.9	116	10/08/2006	Undefined
SANTA RITA WELL	0.9	121	26/11/2006	Undefined
PARAUÁ	0.1	379	13/09/2003	Undefined
UHE Balbina	250	454,704	01/1989	01/03/2027
UTE Aparecida	192	38,921	01/1984	Undefined
UTE Mauá	467.6	327,017	04/1973	Undefined
UTE Electron(*)	120	0	06/2005	Undefined
UT CO	17.6	1,728	13/08/2008	Undefined
UT AS	41.6	9,329	11/2/2008	Undefined
UT FO	14.4	54,032	16/08/2008	Undefined

Total	1,478.5	1,106,803

* Unit belongs to Eletronorte.

Electric energy purchased for resale

1st qrt/09

MWh	1,691,910
R$ million	107

Energy sold

Description	1st qrt/09

	MWh	R$ million

Residencial	99.6	269,961
Industrial	116.4	336,452
Commercial	80.4	187,935
Rural	2.0	7,979
Government	34.4	82,610
Public Lighting	6.0	27,679
Public Service	15.0	47,245

Total	353.8	959,861

Fuel for production of electric energy

		1st qrt/09

Type	Metric unit	Quantity	R$ million

Óil	Thousands liters	308,704	315

Losses - %

Capital

1st qrt/09

Technical	Commercial

1.8	39.3

INTERIOR

1st qrt/09

Technical	Commercial

1.6	39.3

(*) Average value according to the size of each market.

Item	Line	Tension level Kv	Extension Km	Date of energization

1	MNSJ-LT4-01	69.0	7.337	4-feb-01

2	MNMU-LT4-01	69.0	11.932	13-oct-91

3	MNDI-LT4-01	69.0	4.684	13-oct-91

4	MNDI-LT4-02	69.0	4.684	11-nov-06

5	MNVO-LT4-01	69.0	1.160	13-oct-91

6	MNVO-LT4-02	69.0	1.160	13-oct-91

7	MNCC-LT4-01	69.0	5.796	26-jul-92

8	MNSG-LT4-01	69.0	6.418	28-sep-97

9	MNSG-LT4-02	69.0	7.230	12-oct-97

10	MNFL-LT4-01	69.0	4.438	11-feb-89

11	MNFL-LT4-02	69.0	4.494	18-nov-01

12	MNFL-LT4-03	69.0	4.842	2-dec-07

13	MNCD-LT4-01	69.0	7.463	1-jan-96

14	MNSO-LT4-01	69.0	9.516	19-mar-05

15	FLPN-LT4-01	69.0	5.993	2-dec-07

16	FLPN-LT4-02	69.0	5.993	2-dec-07

17	ADPN-LT4-01	69.0	8.663	15-jul-83

18	ADSG-LT4-01	69.0	3.788	2-feb-97

19	ADCC-LT4-01	69.0	3.994	23-mar-05

20	ADEP-LI4-01	69.0	0.153	23-nov-99

21	MUDI-LT4-01	69.0	7.637	30-apr-77

22	MUDI-LT4-02	69.0	5.541	12-apr-99

23	MUDD-LT4-01	69.0	4.122	29-nov-97

24	MUDD-LT4-02	69.0	4.107	7-mar-04

25	MUCC-LT4-01	69.0	9.388	6-feb-05

26	MUCD-LT4-01	69.0	17.194	20-aug-06

27	MUMG-LT4-01	69.0	0.533	22-feb-04

28	MUEP-LI4-01	69.0	0.200	7-mar-04

29	MGSJ-LT4-01	69.0	8.882	9-mar-04

30	MGCE-LI4-01	69.0	6.058	9-jul-04

31	MUMG-LT4-02	69.0	0.226	29-feb-04

32	ETMU-LT4-01	69.0	0.358	1-jan-81

33	DICE-LT4-01	69.0	2.065	17-mar-96

34	DDCC-LT4-01	69.0	7.428	29-nov-97

35	SGCC-LT4-01	69.0	4.005	2-feb-97

36	SOSV-LT4-01	69.0	5.326	19-mar-05

37	PSIB-LI4-01	69.0	18.048	17-jun-06

Item	Line	Tension level Kv	Extension Km	Date of energization

1	BACR-LT6-01	230.0	158.513	6-nov-06

2	MNCR-LT6-01	230.0	22.704	6-nov-06

3	RTFG-LI6-01	230.0	0.129	13-sep 98

4	BAMN-LT6-02	230.0	180.344	9-may-89

5	BABA-LT6-01	230.0	0.590	20-feb-89

6	BABA-LT6-02	230,0	0,635	15-mar-89

7	BABA-LT6-03	230.0	0.635	24-apr-89

8	BABA-LT6-04	230.0	0.680	13-sep-89

9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

Capital

1st qrt/09

7.73

Interior

1st qrt/09

17.06

Global

1st qrt/09

10.79

FEC – Frequency of interruptions – Number of outages

Capital

1st qrt/09

6.47

Interior

1st qrt/09

19.52

Global

1st qrt/09

10.75

TMA – Average response time – in minutes

Capital

1st qrt/09

130.15

Interior

1st qrt/09

228.03

Global

1st qrt/09

150.33

Average tariff – R$/MWh

1st qrt/09

307.785

JAN/09, FEB/09 e MAR/09 Æ Capital R$ 297.40 and Interior R$ 318.17 net average tariff

Main investments - R$ million

Project	1st qrt/09

Distribution	35.5
Generation	3.9
Others	2.7

Total	42.1

Loans and Financing – R$ million

Creditor	03/31/09	Due date	Currency

Eletrobrás	1,308	2019	REAL

Eletronorte	113	209	REAL

Contract obligations on 03/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

	178	180	290	280	218	164	111

Energy Purchase Agreement

	2008	2009	2010	2011	2012	2013	2014	2015

R$	733,375,858.02	864,107,927.00	863,557,272.82	886,226,209.53	890,985,215.89	912,376,702.12	938,124,945.76	965,098,805.79

MWh	2,532,753.93	2,608,557.74	2,741,880.00	2,741,880.00	2,685,072.00	2,671,800.00	2,671,800.00	2,671,800.00

Default – more than 120 days – on 03/31/09 – R$ million

Class	Total

Industrial	42,087,502
Residential	93,087,502
Commercial	29,433,338
Other	33,576,423

Total	198,654,268

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

934	178	259	290	406	250	2,317

Department	Number of employees

Field	1,932
Administrative	385

Complementary work force – 03/31/09

Contracted	Other

1,403	21

Marketletter – March 2009	Ceron

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	3,601	2,560
Open-market applications	-	432
Linked fund	27	4,154
Consumers	164,119	145,354
Electric energy credits in installments	26,219	24,586
Debtors	2,390	2,718
(-) Provision for credits of questionable liquidation	(72,012)	(66,334)
Services in course	11,109	5,923
Taxes to compensate	11,151	7,057
Stored materials	6,739	6,822
Social tariff for low-income consumers	2,918	1,413
Compensation account of the variation of values of items of Part “A” - CVA	20,129	-
Expenses paid in advance	-	3,151
Fuel purchase - CCC	-	2,902
Sales/Expenses to be reimbursed	1,110	2,781
Other credits	4,774	4,650

	182,274	148,169

Non-Current Assets
Consumers	11,755	14,938
Electric energy credits in installments	72,560	84,677
Collaterals and linked deposits	9,610	18,265
Credits to recover	7,575	5,539
Goods for sale	9,758	15,200
Expenses paid in advance	13,547	15,554
Other credits	1,996	1,609
Investments	1,836	1,836
Property, plant and equipment - net	250,085	210,911
Deferred	-	83

	378,722	368,612

Total Assets	560,996	516,781

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	55,018	47,853
Pay-roll	919	835
Debt charges	71	-
Taxes and social contributions	15,934	19,107
Loans and financing	55,001	29,345
Estimated obligations	5,491	5,075
Fuel consumption account – CCC - resources	18,285	-
Compensation account of the variation of values of items of Part “A” - CVA	-	4,114
Regulatory taxes	17,650	20,782
Others	12,926	6,511

	181,295	133,622

Non-Current Liabilities
Suppliers	3,130	-
Loans and financing	401,252	356,177
Provision for Contingencies	10,343	14,652
Fuel consumption account - CCC - resources	36,570	46,656
Taxes and social contributions	3,898	4,728
Regulatory taxes	25,567	24,861

	480,760	447,074

Stockholders’ Equity
Social Capital	362,732	362,732
Capital Reserves	47,874	47,422
Accrued losses	(1,230,906)	(1,191,082)

	(820,300)	(780,928)

Resources for capital increase	719,241	717,013

	(101,059)	(63,915)

Total Liabilities and Stockholders’ Equity	560,996	516,781

Statement of Income for the period ended on March 31
(R$ thousand)

Gross Operating Revenue	2009	2008

Supply of eletcric energy	183,626	152,341
Other Revenues	1,139	1,286

	184,765	153,627

Deduction to Operating Revenue
ICMS	(29,620)	(24,471)
Social contribution - COFINS	(16,816)	(12,017)
Social contribution - PIS/ PASEP	(3,449)	(2,619)
Global Reversion Reserve	(874)	(946)
Service tax - ISS	(11)	-
Consumer charge - Energetic Efficiency Project - PEE	(659)	(596)
Consumer charge –Research and Development	(659)	(563)
Fuel consumption account - CCC	(3,153)	(881)

	55,241	42,093

Net Operating Revenue	129,524	111,534

Cost of electric energy service
Cost with energy

Electric energy purchased for resale	(83,486)	(69,911)

Cost of operation
Personnel	(3,300)	(4,247)
Material	(1,109)	(1,244)
Third party services	(8,001)	(7,188)
Fuel for the production of energy	(3,649)	(4,396)
Depreciation and amortization	(5,202)	(4,785)
Others	(249)	(320)

	(21,510)	(22,180)

	(104,996)	(92,091)

Gross income	24,528	19,443

Operating expenses
Sales expenses	(16,213)	(17,577)
General and administrative expenses	(13,536)	(11,817)

	(29,749)	(29,394)

Service result	(5,221)	(9,951)

Other results
Other revenues	55	69
Other expenses	(67)	(771)

	(12)	(702)

Financing revenues (expenses)
Financing application income	190	42
Penalty increase of sold energy	6,283	4,082
Debt charges	(13,685)	(11,517)
Net monetary variation	3,266	(5,282)
Other	5	(338)

Financing result	(3,941)	(13,013)

Loss for the period	(9,174)	(23,666)

Prejuízo per thousand share (R$)	(0.01437)	(0.03707)

R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

0.70	(4.27)	0.54%	(3.82%)

Market Data

Energy generated

Plant	Installed Capacity - MW	Energy generated - MWh	Beginning operation	End concession

		1st qrt/09

Rio Vermelho – Hydro	3.20	4,797	01/1.987	-
Thermal Units	34.05	-	11/1.993	12/2008

Electric energy purchased for resale

1st qrt/09

MWh	645,116
R$ million	83.48

Energy sold

	1st qrt/09

Distribution	R$ million	MWh

State utilities	9.34	31,868
Industrial	24.94	68,387
Residential	77.21	161,118
Commercial	45.70	98,794
Other	28.85	77,581

Total	186.04	437,748

Fuel for production of electric energy

		1st qrt/09

Type	Metric	Quantity	Value
	unit		R$ million

Diesel	m3	15,815	31.76

Average Losses - %

1st qrt/09

32.26

Global losses

DEC- Duration of interruptions - in hours

1st qrt/09

10.06

FEC – Frequency of interruptions – Number of outages

1st qrt/09

12.21

TMA – Average response time – in minutes

1st qrt/09

87.52

Extension of distribution lines (km) – 03/31/09

Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total

Average tariff – R$/MWh

1st qrt/09

352.99

Main investments - R$ million

Project	1st qrt/09

Maintenance of the distribution system	2.16
Maintenance of transmission system	0.09
Expansion of the Distribution System	1.51
Modernization	1.43
Citizens’ Energy – Light for All	5.66
Expansion of the Transmission System	1.46
Infrastructure and suport	0.24

Total	12.55

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Due date	Currency

Eletrobrás	456.25	2021	Real

Contract obligations on 03/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

	33.74	70.14	69.93	62.21	53.22	49.69	117.32

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	2,796,352	2,990,489	3,107,232	3,205,026	3,316,660	3,402,446	15,129,765

R$	372.03	397.85	413.39	426.40	441.25	452.66	2.012.86

Default – more than 90 days – on 03/31/09

Class	R$ million

Industrial	7.60
Residential	4.40
Commercial	4.49
Other	68.48

Total	84.97

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

268	2	46	76	257	98	747

Department	Number of employees

Field	368
Administrative	379

Complementary work force – 03/31/09

Contracted	Other (*)

1,038	7

(*) Employees from others companies of theEletrobrás System

Marketletter – March 2009	Eletroacre

Balance Sheet for the period ended on March 31
(R$ thousand)

Assets	2009	2008

Current Assets	87,715	63,478

Cash and banks	4,633	1,754
Open-market applications	11,699	5,386
Cash under way	3,340	1,848
Consumers	68,733	57,691
Provision for credits of questionable liquidation	(28,644)	(21,016)
Income to receive	945	933
Taxes to recover	3,636	1,934
Sales of assets and rights	1,734	1,467
Acquisition of fuel on account of Fuel consumption account - CCC	5,179	5,817
Low-income social tariff	778	644
Stored materials	2,376	2,630
Expenses paid in advance	6,472	0
Other credits	6,834	4,390

Non-Current Assets	118,087	119,798

Long-term assets	28,429	29,025

Taxes to recover	983	1,669
Affiliates, controlled and holding co’s	21,323	21,323
Credits to receive	3,022	3,022
Provision for credits of questionable liquidation	(3,022)	(3,022)
Notes and Bonds	103	103
Legal deposits	5,556	5,466
Sales of assets and rights	204	204
Other credits	260	260

Investments	838	838

Property, plant and equipment	87,329	87,722

Intangible	1,491	2,213

Total Assets	205,802	183,276

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities	58,633	49,648

Suppliers	24,497	22,517
Taxes and social contributions	6,207	4,002
Loans and financing	8,799	7,172
Estimated obligations	1,244	1,096
Regulatory Charges	385	469
F,N,D,C,T	89	426
M,M,E	237	229
Research and Development	2,730	2,125
Energetic Efficiency Project - PEE	7,016	5,524
Public lighting taxes collected	2,548	1,681
Provisions for contingencies	4,017	3,907
Other	864	500

Non-Current Liabilities	63,762	63,392

Long-term Liabilities	63,762	63,392

Suppliers	0	0
Loans and financing	30,982	30,647
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Other	63	28

Stockholders’ Equity	83,407	70,236

Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Resources for capital increase	144,642	139,481
Accumulated Results	(130,102)	(138,112)

Total Liabilities and Stockholders’ Equity	205,802	183,276

Statement of Income for the period ended on March 31
(R$ thousand)

	2009	2008

Operating Revenue	68,510	52,657

Supply of electric energy	62,749	47,208
Supply of electric energy	340	278
Availability of the transmission and distribution system	3,717	3,579
Other revenues	1,704	1,592

Deductions to Operating Revenue	(22,410)	(18,645)

ICMS tax	(13,805)	(10,868)
Social contribution - COFINS	(5,466)	(4,003)
Social contribution - PASEP-PIS	(1,186)	(869)
Global Reversion Reserve	(412)	(299)
Energetic Efficiency Project - PEE	(225)	(1,371)
Fuel consumption account - CCC	(1,091)	(1,065)
Research and Development	(225)	(170)

Net Operating Revenue	46,100	34,012

Cost of electric energy service	(34,122)	(29,940)

Cost with energy	(23,295)	(19,933)
Electric energy purchased for resale	(23,295)	(75,513)
Cost of operation	(10,827)	(10,007)
Personnel	(684)	(660)
Material	(37)	(133)
Third party services	(3,068)	(2,152)
Raw material for production of electric energy	(19,956)	(21,884)

Recovery of expenses – raw material consumed under Fuel

consumption account - CCC/ Energetic development account -

CDE	16,866	18,514
Depreciation/Amortization	(3,093)	(2,741)
Credit losses of ICMS	(743)	(839)
Others	(112)	(112)

Operating Income	11,978	4,072

Operating Expenses	(8,598)	(8,873)
Expenses with sales	(5,855)	(6,460)
Administrative and general expenses	(2,743)	(2,413)

Result of Service	3,380	(4,801)

Financial Revenues (Expenses)	(2,689)	(1,802)

Penalties on contracts of purchased energy	113	450
Income from financial applications	145	114
Arrears on energy sold	97	155
Debt charges	(693)	(845)
Monetary variations	(1,288)	(1,102)
Others	(1,063)	(574)

Operating Result	691	(6,603)

Other revenues	8	260

Other expenses	0	(816)

Result before income tax and social contribution	699	(7,159)

Net income for the period	699	(7,159)

Net income per share - R$	0	(0)

R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

6.47	(2.06)	14.04%	(6.06%)

Market Data

Electric energy purchased for resale

1st qrt/09

MWh	197.43
R$ million	23.295

Energy sold

	1st qrt/09

Distribution	R$ million	MWh

State utilities	10.5	31,920
Industrial	2.7	7,056
Residential	22.0	64,099
Commercial	11.3	30,043
Other	2.2	11,816

Total	48.6	144,934

Fuel for production of electric energy

		1st qrt/09

Type	Metric	Quantity	Value
	unit		R$ million

Diesel	Litres	9,565,311	19,956

Losses - %

1st qrt/09

Technical	Commercial

12.71	14.34

DEC- Duration of interruptions - in hours

1st qrt/09

8.70

FEC – Frequency of interruptions – Number of outages

1st qrt/09

5.16

TMA – Average response time – in minutes

1st qrt/09

125.20

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural

586	8,600

Average tariff – R$/MWh

1st qrt/09

342.99

Main investments - R$ million

Project	1st qrt/09

Distribution	11.64

Installation of urban distribution system	0.67
Luz para todos (Light for All)	10.43
Maintenance of energy distribution system	0.54
Maintenance of isolated system

Other	0.04

Maintenance of assets and property	-
Maintenance of vehicles and machinery	0.04
Maintenance of info assets	0.01

Total	11.68

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Due date	Currency

Eletrobrás	39.002	AFTER 2013	R$

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

	4,395	10,548	10,548	10,548	3,511

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	853,763	917,745	983,192	1,049,375	1,118,178	1,184,898	5,364,491

R$ million	108.00	114.40	114.45	122.16	130.17	137.93	624.48

Default – more than 120 days – on 03/31/09

Class	R$ million

Industrial	0.47
Residential	6.20
Commercial	2.56
Other	24.56

Total	33.79

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

90	0	0	38	47	86	261

Department	Number of employees

Field	115
Administrative	146

Complementary work force – 03/31/09

Contracted	Other (*)

480	01

(*) Employees from others companies of the Eletrobrás System

Marketletter – March 2009	Ceal

Balance Sheet for the period ended on March 31
(R$ thousand)

	2009	2008

Assets
Current Assets
Cash and banks	17,248	11,011
Open-market applications	4,341	5,132
Consumers and concessionaires	378,683	387,377
Social tariff for low-income consumers	10,593	8,184
Debtors	7,587	2,611
(-) Provision for credits of questionable liquidation	(133,190)	(149,396)
Other credits	7,543	7,098
Taxes and social contributions to compensate	4,660	5,140
Stored materials	4,719	4,727
Program for reduction of electric energy consumption	4,498	4,498
Tariff charges	972	1,462
Free energy	8,986	8,986
Regulatory assets	46,187	23,401

	362,827	320,231

Non-Current Assets
Consumers	116,172	41,785
Taxes and social contributions to compensate	3,660	3,367
(-) Provision for credits of questionable liquidation	(3,405)	-
Collaterals and tied deposits	25,804	35,108
Regulatory assets	8,017	5,989
Others	6,600	6,652

	156,848	92,901

Investments	168	168
Property, plant and equipment	293,315	281,639
Intangible	414	1,502
Deferred	-	1,143

	450,745	377,353

Total Assets	813,572	697,584

(R$ thousand)

Liabilities	2009	2008

Current Liabilities
Suppliers	53,705	55,028
Payment-roll	4,430	4,021
Taxes and social contributions	68,157	74,704
Loans and financing	55,554	33,608
Provision for vacations and social charges	8,665	8,413
Provision for contingencies	31,198	30,880
Regulatory taxes	2,533	2,174
Social tariff for low-income consumers	625	639
Program for the reduction of electric energy consumption	2,414	2,418
Tariff charges	754	1,101
Program for energy efficiency	6,507	22,947
Regulatory liabilities	14,911	11,595
Others	24,205	29,659

	273,658	277,187

Non-Current Liabilities
Taxes and social contributions	18,419	22,806
Program for the reduction of electric energy consumption	20,765	0
Loans and financing	347,111	309,067
Others	20,298	3,879

	406,593	335,752

Stockholders’ Equity
Social Capital	218,393	218,393
Accrued losses	(322,930)	(363,463)
	(104,537)	(145,070)
Resources for capital increase	237,858	229,715

	133,321	84,645

Total Liabilities	813,572	697,584

Statement of Income for the period ended on March 31
(R$ thousand)

	2009	2008

Operating Revenue
Supply and gross supply of electric energy	175,356	167,54
Social tariff for low-income consumers	15,951	12,239
Electric grid availability revenue	42,314	41,023
Other revenues	1,266	1,504

	234,887	222,290

Deductions to Operating Revenue
ICMS tax on sale of electric energy	(46,192)	(41,109)
Social contribution - COFINS	(11,360)	(11,399)
Social contribution - PASEP	(2,466)	(2,528)
Global Reversion Reserve	(1,080)	(991)
Consumer charge - Energetic Efficiency Project - PEE	(815)	(802)
Consumer charge - Energetic development account - CDE	(1,095)	(1,209)
Consumer charge - Fuel consumption account - CCC	(3,404)	(2,482)
Consumer charge –Research and Development	(809)	(699)
Others	(19)	(28)

	(67,240)	(61,247)

Net Operating Revenue	167,647	161,043

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(71,746)	(65,713)
Charge on the use of transmission grid	(10,618)	(9,751)

	(82,364)	(75,464)

Cost of operation
Personnel	(17,892)	(17,763)
Material	(1,149)	(1,347)
Third party services	(5,206)	(4,597)
Depreciation and amortization	(7,624)	(6,824)
Others	(920)	(33)

	(32,791)	(30,564)

Total cost services rendered	(115,155)	(106,028)

Gross Income	52,492	55,015

Operating Expenses
Expenses with sales	(19,757)	(21,089)
Administrative and general expenses	(14,583)	(20,563)
	(34,340)	(41,652)
Result of Service	18,152	13,363
Other Revenues (Expenses)	(210)	166
Operating Result	17,942	13,529
Financing revenues (expenses)	(8,257)	(15,938)
Result before taxes	9,685	(2,409)
Provision for social contribution on net income	(749)	(499)
Provision for income tax	(1,966)	(1,267)

Net income (loss) for the period	6,970	(4,175)

Net income (loss) per share – R$	0.0197	(0.0118)

			R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

25.78	20.19	15.38%	12.54%

Market Data

Electric energy purchased for resale

1st qrt/09

MWh	926,710

R$ million	72

Energy sold

	1st qrt/09

Distribution	R$ million	MWh

Residential	92	213,826
Industrial	19	80,609
Commercial	46	122,554
Rural	11	66,743
Government	10	29,996
Public ilumination	7	33,011
Public service	9	41,481

Total	193	588,220

Losses - %

1st qrt/09

Technical	Commercial

8.70	22.00

DEC- Duration of interruptions - in hours

1st qrt/09

5.5060

FEC – Frequency of interruptions – Number of outages

1st qrt/09

4.1742

TMA – Average response time – in minutes

1st qrt/09

29

Average tariff – R$/MWh

1st qrt/09

295.42

Main investments - R$ million

Project	1st qrt/09

Distribution

Citizen energy	6
Northeastern region energy	10

Other	-

Total	16

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Due date	Currency

Eletrobrás	354	2019	REAL
Faceal	36	2015	REAL
BMB	1	2010	REAL
BNDES	1	2013	REAL
BIC Bank	5	200	REAL
B. Brasil	5	2008	REAL
Lloyds Bank	2	2024	DÓLAR

Contract obligations on 03/31/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Local currency	401	55	54	53	53	48	92

Foreign currency	2	-	-	-	-	-	2

Energy Purchase
Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	3,559,661	3,630,451	3,669,372	3,853,249	3,929,289	3,992,034	7,632,000

Average tariff	79.91	81.31	82.09	83.63	84.44	88.66	88.66

R$ million	284,452	295,192	301,219	322,247	331,789	353,934	676,653

Default – more than 180 days – on 03/31/09

Class	R$ million

Residential	2
Industrial	45
Commercial	11
Rural	20
Government	10
Public ilumination	10
Public service	2

Total	100

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

366	-	-	140	268	466	1,240

Department	Number of employees

Field	668
Administrative	572

Marketletter – March 2009	Cepisa

Balance Sheet for the period ended on March, 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	13,963	14,348
Open-market applications	4,891	4,972
Consumers	320,144	429,614
Bonds receivable	57,487	29,096
Provision for credits of questionable liquidation	(172,080)	(281,945)
Non-managerial tariff values to compensate	697	326
Taxes and contributions	10,245	19,316
Low-income consumption – subsidies to receive	11,375	9,090
Stored materials	7,154	6,622
Other credits	4,988	5,446

	258,864	236,886

Non-Current Assets
Bonds receivable	3,447	4,043
Taxes to compensate	3,538	0
Emergency program for reduction of electric energy consumption	178	178
Legal deposits	42,706	34,776
Others	127	127

	49,995	39,123

Investments	146	146
Property, plant and equipment	320,950	294,130
Intangible	5,253	1,180

	326,349	295,456

Total Assets	635,208	571,465

	(R$ thousand)

Liabilities and Stockholders Equity	2009	2008

Current Liabilities
Suppliers	74,640	65,212
Payment-roll	5,366	4,622
Debt charges	283	1,210
Loans and financing	80,535	89,001
Regulatory taxes	4,738	6,742
Research and development	25,664	18,653
Private security fund	7,427	8,569
Taxes and contributions	25,231	24,824
Program for tax recovery - REFIS	16,270	3,348
Estimated obligations	15,784	9,518
Provision for civil and labor contingencies	20,789	21,946
Other payable accounts	1,730	3,291

	278,458	256,937

Non-Current Liabilities
Free energy	19,614	16,935
Loans and financing	507,375	407,757
Private security fund	93,815	80,894
Rationing tax	744	744
Other payable accounts	753	1,162

	622,301	507,493

Stockholders Equity
Social Capital	375,023	375,023
Capital Reserves	31,536	28,806
Accumulated losses	(1,172,432)	(1,072,304)
Resources for capital increase	500,321	475,510

	(265,551)	(192,965)

Total Liabilities and Stockholders Equity	635,208	571,465

Statement of Income for the period ended on March 31
(R$ thousand)

Operating Revenue	2009	2008

Supply of electric energy	196,742	180,205
Use of grid and short-term energy	6,958	8,615
Other revenues	2,845	2,387

	206,545	191,207

Deductions to Operating Revenue
Service tax - ICMS	(40,149)	(41,418)
Social contribution - COFINS	(3,700)	(3,155)
Social contribution - PIS/PASEP	(17,034)	(14,532)
Regulatory assets	0	41
Global Reversion Reserve	(990)	(947)
ISS	(29)	0
Consumer charge	(7,265)	(5,519)

	(69,167)	(65,530)

Net Operating Revenue	137,378	125,677

Cost with electric energy
Cost with electric energy	(65,713)	(56,395)
Cost with operation	(26,632)	(47,039)

	(92,345)	(103,434)

Gross Operating Result	45,032	22,243

Operating Expenses
Expenses with sales	(21,653)	(17,846)
Administrative and general expenses	(9,922)	(1,643)

	(31,575)	(19,489)

Result of service	13,457	2,754

Other results
Other revenues	0	498
Other expenses	(641)	31
	(641)	529
Financial Revenues (Expenses)
Income from financial applications	470	125
Arrears – energy sold	1,994	2,212
Debt charges	(15,516)	(14,192)
Debt monetary variation	(6,718)	(1,867)
Other financial expenses	(5,574)	(5,968)

Financing Result	(25,346)	(19,691)

Loss for the period	(12,529)	(16,408)

Loss per share – R$	(0.0005)	(0.0006)

			R$ million

EBITDA		EBITDA Margin

1st qrt/09	1st qrt/08	1st qrt/09	1st qrt/08

13.46	2.75	9.80%	2.19%

Market Data

Electric energy purchased for resale

1st qrt/09

MWh	751,546
R$ million	56.575

Energy sold

	1st qrt/09

Distribution	R$ million	MWh

State utilities	24.622	92,253
Industrial	12.378	57,406
Residential	73.655	190,298
Commercial	30.389	90,416
Other	4.495	18,540

Total	145.539	448,913

Losses - %

1st qrt/09

Technical	Commercial

13.8	18.5

DEC- Duration of interruptions - in hours

1st qrt/09

13.72

FEC – Frequency of interruptions – Number of outages

1st qrt/09

9.44

TMA – Average response time – in minutes

1st qrt/09

177

Extension of transmission lines (km) – 03/31/09

Voltage (kV)

13.8	34.5	69.0

141.0	2,345.9	2,119.1

Extension of distribution lines (km) – 03/31/09

AT + BT urban	AT + BT rural

12,493	26,715

Average tariff – R$/MWh

1st qrt/09

324.21

Main Investments - R$ million

Project	1st qrt/09

Transmission	6.5
Luz para todos	15.4
Distribution	4.6
Others	0.7

Total	27.2

Loans and Financing – R$ million

Creditor	Balance on 03/31/09	Due date	Currency

ELETROBRAS	446.49	2017	IGPM-FINEL

CHESF	125.93	2009	IGPM

BB - Rolagem	3.98	2014	IGPM

BB - MORGAN	11.79	2024	DÓLAR

Contract obligations on 03/31/09

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing– R$ million	80.53	77.82	90.37	56.68	45.22	72.68	169.89

Energy Purcahse	2009	2010	2011	2012	2013	2014	After 2014

Agreement - MWh	3,321,383	3,570,488	4,037,792	4,620,949	3,258,182	2,727,468	36,973,795

R$ thousand	256,253.7	287,640.4	347,831.6	468,605.6	416,558.6	351.434,3	4.764.073,4

Default – more than 120 days – on 03/31/09

Class	R$ million

Industrial	24.26
Residential	14.21
Commercial	15.27
Other	117.76

Total	171.5

Number of employees – 03/31/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

183	1	1	72	296	710	1,263

Department	Number of employees

Field	623
Administrative	640

Complementary work force – 03/31/09

Outsourced	Other (*)

1,220	3

(*) Employees from others companies of the Eletrobrás System

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.